UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No.: 000-09881

SHENANDOAH TELECOMMUNICATIONS COMPANY
(Exact name of registrant as specified in its charter)

VIRGINIA (State or other jurisdiction of incorporation or organization)	54-1162807 (I.R.S. Employer Identification No.)
500 Shentel Way, Edinburg, Virginia (Address of principal executive offices)	22824 (Zip Code)

(540) 984-4141
(Registrant's telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock (No Par Value) (Title of Class)	The NASDAQ Stock Market, LLC (NASDAQ Global Select Market) (Name of Exchange on which Registered)

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant at June 30, 2011 based on the closing price of such stock on the NASDAQ Global Select Market on such date, was approximately $381,000,000.

The number of shares of the registrant's common stock outstanding on February 17, 2012 was 23,837,685.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents are incorporated by reference in this Form 10-K as indicated herein:

Document	Part of Form 10-K into which incorporated
Proxy Statement relating to Registrant's 2012 Annual Meeting of Shareholders	Part III

SHENANDOAH TELECOMMUNICATIONS COMPANY

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “continue” and similar expressions as they relate to us or our management are intended to identify these forward-looking statements. All statements by us regarding our expected financial position, revenues, cash flow and other operating results, business strategy, financing plans, forecasted trends related to the markets in which we operate and similar matters are forward-looking statements. Our expectations expressed or implied in these forward-looking statements may not turn out to be correct. Our results could be materially different from our expectations because of various risks, including the risks discussed in this report under “Business-Recent Developments” and “Risk Factors.”

PART I

Some of the information contained in this report concerning the markets and industry in which we operate is derived from publicly available information and from industry sources. Although we believe that this publicly available information and the information provided by these industry sources are reliable, we have not independently verified the accuracy of any of this information.

Unless we indicate otherwise, references in this report to "we," "us," "our" and "the Company" means Shenandoah Telecommunications Company and its subsidiaries.

ITEM 1. BUSINESS

Overview

Shenandoah Telecommunications Company is a diversified telecommunications holding company that, through its operating subsidiaries, provides both regulated and unregulated telecommunications services to end-user customers and other communications providers in the southeastern United States. The Company offers a comprehensive suite of voice, video and data communications services based on the products and services provided by the Company's operating subsidiaries.

Operating Segments

The Company provides integrated voice, video and data communications services to end-user customers and other communications providers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers. The Company has three reportable segments: (1) Wireless, (2) Wireline, and (3) Cable; and a fourth segment, Other, which primarily consists of parent company activities.

Wireless Segment

The business of the Wireless segment is conducted principally by the Company's Shenandoah Personal Communications Company ("PCS") subsidiary. As a Sprint PCS Affiliate of Sprint Nextel, this subsidiary provides digital wireless service to a portion of a four-state area covering the region from Harrisburg, York and Altoona, Pennsylvania, to Harrisonburg, Virginia. Through the Company's Shenandoah Mobile Company subsidiary, the Wireless segment provides tower rental space to affiliates and non-affiliates in the Company's PCS service area. This subsidiary owns 149 towers and leases tower space in the PCS service territory in Virginia, West Virginia, Maryland and Pennsylvania to PCS and has 219 leases to other wireless communications providers at December 31, 2011.

PCS has offered personal communications services through a digital wireless telephone and data network since 1995. In 1999, this subsidiary executed a management agreement with Sprint Nextel. The network, which utilizes code division multiple access, or CDMA, currently covers 269 miles of Interstates 81 and 83, and a 177 mile section of the Pennsylvania Turnpike between Pittsburgh and Philadelphia, as well as many of the communities near these routes. This territory includes approximately 2.4 million residents, and our network currently covers more than 86% of them. Under its agreements with Sprint Nextel, the Company is the exclusive Sprint PCS Affiliate of Sprint Nextel in the Company's territory, providing wireless mobility communications network products and services in the 1900 megahertz spectrum range. The Company had 248,620 postpaid PCS customers at December 31, 2011, an increase of 5.9% compared to December 31, 2010. Effective July 8, 2010, the Company announced that it had amended its Management Agreement with Sprint Nextel Corporation to allow the Company to begin selling Sprint Nextel's Boost and Virgin Mobile prepaid wireless plans in its territory. The Company also purchased from Sprint Nextel the right to receive a share of revenues from approximately 50,000 Virgin Mobile prepaid wireless subscribers receiving service in its territory for $138 per subscriber. The Company had 107,100 prepaid wireless customers at December 31, 2011, an increase of 40,144 from December 31, 2010. Of the Company's total operating revenues, 56.6% in 2011, 60.0% in 2010 and 63.6% in 2009 were generated by or through Sprint Nextel and its customers using the Company's portion of Sprint Nextel's nationwide PCS network. No other customer relationship generated more than 2.5% of the Company's total operating revenues in 2011, 2010 or 2009.

Under the Sprint Nextel agreements, Sprint Nextel provides the Company significant support services, such as customer service, billing, collections, long distance, national network operations support, inventory logistics support, use of the Sprint Nextel brand names, national advertising, national distribution and product development.

The Company records its postpaid PCS revenues, with the exception of certain roaming and equipment sales revenues, based on the net PCS revenues billed by Sprint Nextel, net of an 8% Management Fee and a Net Service Fee retained by Sprint Nextel. The Net Service Fee, which began at 8.8% effective with an amendment to the contract effective January 1, 2007, was increased to 12.0% effective June 1, 2010. Net PCS revenues billed by Sprint Nextel consist of gross monthly recurring charges for service, net of both recurring and non-recurring customer credits, account write offs and other billing adjustments. In the computation of advance billing deferred revenue, neither the Management Fee nor the Net Service Fee are deferred.

Prepaid revenues are recorded net of a 6% Management Fee retained by Sprint Nextel. The Company is charged separately for support services provided by Sprint Nextel to prepaid customers. These charges are calculated based on Sprint Nextel's national averages for its prepaid programs, and are billed per user or per gross additional customer, as appropriate. The Company is also charged for its proportionate share of customer acquisition costs and handset subsidies.

The Sprint Nextel agreements require the Company to maintain certain minimum network performance standards and to meet other performance requirements. The Company was in compliance in all material respects with these requirements as of December 31, 2011.

Wireline Segment

The business of the Company's Wireline segment is conducted primarily by its Shenandoah Telephone Company subsidiary. This subsidiary provides both regulated and unregulated telephone services and leases fiber optic facilities primarily throughout the Northern Shenandoah Valley.

This subsidiary provides both regulated and non-regulated telephone services to approximately 23,083 customers as of December 31, 2011, primarily in Shenandoah County and small service areas in Rockingham, Frederick, and Warren counties in Virginia, and in northwestern Augusta County, Virginia. This subsidiary provides access for interexchange carriers to the local exchange network and switching for voice products offered through the Cable segment. This subsidiary has a 20 percent ownership interest in ValleyNet, which offers fiber network facility capacity to business customers and other communications providers in western, central, and northern

Virginia, as well as the Interstate 81 corridor from Johnson City, Tennessee to Carlisle, Pennsylvania.

The Wireline segment also includes the following entities:

ShenTel Service Company primarily provides information services and Internet access to customers in the northern Shenandoah Valley and surrounding areas. The Internet service has approximately 1,410 dial-up customers and 12,351 digital subscriber line, or DSL, customers at December 31, 2011. Since 2005, DSL has been available to all customers in the Company's regulated telephone service area. Many of the Company's remaining dial-up customers are located outside the Company's regulated telephone service area where the Company does not provide DSL service. Effective November 1, 2009, the Company completed its acquisition of the assets and subscribers of the North River Telephone Cooperative, servicing approximately 1,000 access lines in northern Augusta County, Virginia, for $0.6 million. The Company invested approximately $1.8 million to upgrade the network and began offering DSL broadband internet access to the subscribers in this service area in the spring of 2010.

Shenandoah Network Company owns and operates the Maryland and West Virginia portions of a fiber optic network along the Interstate 81 corridor. In conjunction with the telephone subsidiary, Shenandoah Network Company is associated with the ValleyNet fiber optic network. Shenandoah Network Company's fiber network also extends south from Harrisonburg, Virginia, through Covington, Virginia, then westward to Charleston, West Virginia. It currently terminates near Weston, West Virginia. This extension of the fiber network was acquired to support the Company's cable business, and the provision of facility leases of fiber optic capacity to end users, in these areas.

Shenandoah Long Distance Company offers resale of long distance service for calls placed to locations outside the regulated telephone service area by telephone customers. This operation purchases billing and collection services from the telephone company subsidiary similar to other long distance providers. In addition, this subsidiary markets facility leases of fiber optic capacity, owned by Shenandoah Network Company and Shenandoah Telephone Company, in surrounding counties and into Herndon, Virginia. This subsidiary had approximately 10,483 long distance customers at December 31, 2011.

Cable Segment

The business of the Company's Cable segment has historically been conducted by its Shenandoah Cable Television Company ("Shenandoah Cable") subsidiary. This subsidiary provides coaxial cable-based television service throughout portions of Shenandoah County, Virginia, under franchise agreements with the County and the incorporated municipalities within the County. Through Shenandoah Cable's wholly-owned subsidiary Shentel Cable Company ("Shentel Cable"), in recent years the Company has expanded its cable franchise holdings into West Virginia, southern and southwestern Virginia, and western Maryland.

Effective December 1, 2008, Shentel Cable acquired certain cable assets and customers from Rapid Communications, LLC. Effective July 30, 2010, Shentel Cable completed its acquisition of the cable operations of JetBroadBand Holdings, LLC ("JetBroadBand") for $147.4 million in cash. The purchase price was financed by a credit facility arranged by CoBank, ACB. Effective December 1, 2010, Shentel Cable completed its acquisition of cable operations from Cequel III Communications II LLC, doing business as Suddenlink Communications ("Suddenlink"), for $4.5 million. The Company utilized cash on hand to fund the purchase price.

The Company acquired these cable networks with the intention to upgrade and integrate the networks, with the goal of improving existing services and offering expanded video, voice and internet services. As of December 31, 2011, the Company has upgraded the cable networks acquired from Rapid, and has completed the upgrade process in most of the Virginia-based networks acquired from JetBroadBand. The Company expects to complete the remaining upgrades of acquired cable networks during 2012. Many of these markets are connected by a fiber network of 1,990 miles.

There were 137,238 cable revenue generating units at December 31, 2011. A revenue generating unit consists of each separate service (video, digital video, voice and internet) subscribed to by a customer.

Other Segment

The Other segment includes Shenandoah Telecommunications Company, which provides investing and management services to its subsidiaries. This segment also includes certain corporate and general overhead costs historically charged to Converged Services as described below.

Additional information concerning the Company's operating segments is set forth in Note 15 of the Company's consolidated financial statements appearing elsewhere in this report.

Discontinued Operation

Following its acquisition of NTC Communications LLC ("NTC") in November 2004, the Company provides high speed Internet, video and local and long distance voice services to multi-dwelling unit ("MDU") communities (primarily off-campus student housing) in the southeastern United States. NTC was merged into Shentel Converged Services Company ("Converged Services") as of January 1, 2007, although the Company continues to use the NTC brand at properties that cater to students.

In September 2008, the Company announced its intention to dispose of Converged Services, classified its assets and liabilities as held for sale, and reclassified its operating results as discontinued operations for all periods. Since then, management has been actively pursuing its plan to sell the assets. During 2011, the Company sold service contracts and assets serving approximately 74 properties for cash and receivables totaling approximately $5.2 million.

Competition

The communications industry is highly competitive. We compete primarily on the basis of the price, availability, reliability, variety and quality of our offerings and on the quality of our customer service. Our ability to compete effectively depends on our ability to maintain high-quality services at prices competitive with those charged by our competitors. In particular, price competition in the integrated communications services markets generally has been intense and is expected to increase. Our competitors include, among others, larger providers such as AT&T Inc., Verizon Communications Inc., and various competitive service providers. The larger providers have substantially greater infrastructure, financial, personnel, technical, marketing and other resources, larger numbers of established customers and more prominent name recognition than the Company.

In markets where we provide cable services, we also compete in the provision of local telephone services against the incumbent local telephone company. Incumbent carriers enjoy substantial competitive advantages arising from their historical monopoly position in the local telephone market, including pre-existing customer relationships with virtually all end-users. Wireless communications providers also are competing with wireline local telephone service providers, which further increases competition.

Competition is intense in the wireless communications industry. Competition has caused, and we anticipate that competition will continue to cause, the market prices for wireless products and services to be constrained. Many wireless providers have upgraded, or are in the process of upgrading, their wireless services to better accommodate real-time and downloadable audio and video content as well as Internet browsing capabilities and other services. Some local governments are deploying broadband or high-speed wireless communications networks within their jurisdictional boundaries to support wireless Internet access at a fixed monthly cost, or in some cases, no charge, to consumers. Our ability to compete effectively will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the wireless industry.

One competitive factor affecting the wireless industry is handset exclusivity. Until recently, the Company did not have access to the very popular iPhone. If we are unable to obtain access to popular handsets, or provide comparable phones, our ability to add or retain wireless customers may be adversely impacted.

Competition also is intense and growing in the market for video services. Incumbent cable television companies, which have historically provided video service, face competition from direct broadcast satellite providers, on-line video services and more recently from large wireline providers of telecommunications services (such as Verizon and AT&T) which have begun to upgrade their networks to provide video services in addition to voice and high-speed Internet access services. These entities are large and have substantially greater infrastructure, financial, personnel, technical, marketing and other resources, larger numbers of established customers and more prominent name recognition than the Company. Our ability to compete effectively will depend, in part, on the extent to which our service offerings overlap with these entities, and on our ability to anticipate and respond to the competitive forces affecting the market for video and other services.

A continuing trend toward consolidation, mergers, acquisitions and strategic alliances in the communications industry also could increase the level of competition we face by further strengthening our competitors.

Regulation

Our operations are subject to regulation by the Federal Communications Commission ("FCC"), the Virginia State Corporation Commission ("VSCC"), the West Virginia Public Service Commission, other state public utility and service commissions and other federal, state, and local governmental agencies. The laws governing these agencies, and the regulations and policies that they administer, are subject to constant review and revision, and some of these changes could have material impacts on our revenues and expenses.

The discussion below focuses on the regulation of our wireless subsidiary, Shenandoah Personal Communications Company, our incumbent local exchange carrier ("ILEC") subsidiary,

Shenandoah Telephone Company, and our cable business, conducted by Shenandoah Cable Television Company and Shentel Cable Company.

Regulation of Wireless PCS Operations

We operate our PCS business using radio spectrum licensed to Sprint Nextel under the Sprint Nextel management agreements. Nonetheless, we are directly or indirectly subject to, or affected by, a number of regulations and requirements of the FCC and other governmental authorities.

Interconnection. The FCC has the authority to order interconnection between commercial mobile radio service ("CMRS") providers (which includes us) and other telecommunications common carriers. The FCC has ordered local exchange carriers and CMRS providers to provide reciprocal compensation for the termination of traffic to one another. Interconnection agreements typically are negotiated on a statewide basis and are subject to state approval. If an agreement cannot be reached, parties to interconnection negotiations can submit outstanding disputes to federal or state regulators for arbitration. The Company does not presently have any interconnection disputes.

The FCC has initiated a rulemaking proceeding to modernize the agency's intercarrier compensation ("ICC") rules governing the telecommunications industry. The FCC adopted a report and order in that proceeding on October 27, 2011. Although a number of parties have challenged the legality of the FCC's report and order, it is intended in part to comprehensively reform the ICC rules. In addition, the FCC is considering a number of petitions for declaratory ruling and other proceedings regarding disputes among carriers relating to interconnection payment obligations. Resolution of these petitions could set precedents that would affect us in the future. Interconnection costs represent a significant expense item for us and any significant changes in the intercarrier compensation scheme may have a material impact on our business. We are unable to determine at this time whether any such changes would be beneficial to or detrimental to our wireless operations.

Universal Service Contribution Requirements. Sprint Nextel is required to contribute to the federal universal service fund (the "USF") based in part on the revenues it receives in connection with our wireless operations. The purpose of this fund is to subsidize telecommunications services in rural areas, for low-income consumers, and for schools, libraries, and rural healthcare facilities. Sprint Nextel is permitted to, and does, pass through these mandated payments as surcharges paid by customers.

Sprint Nextel also receives disbursements from the USF with respect to certain service areas served by its business. USF disbursements relating to our service area are passed through to us. In November 2008, as a condition for the FCC's approval of Sprint Nextel's acquisition of a controlling interest in Clearwire Corp., the FCC imposed requirements that Sprint Nextel's disbursements be reduced by 20% during calendar year 2009, and by an additional 20% per year for each subsequent calendar year, until such funding reaches zero in 2013. This reduction in Sprint Nextel's universal service disbursements also applies to the amounts of funding passed through to us.

Congress and the FCC from time to time consider major changes to the universal service rules that could affect us. On October 27, 2011, the FCC adopted comprehensive reforms to the universal service program. Among other changes, the new rules impose a fixed budget for high-cost programs within USF, require certain carriers receiving USF support to offer broadband service at a minimum service level, create a new support fund dedicated to promoting mobile broadband networks in unserved and underserved areas of the country, and change the manner in which support for mobile competitive carriers is determined. While the FCC's reforms are now subject to various legal challenges, these changes, and future changes, to the USF program may cause the share of payments from wireless companies to increase or decrease, and the overall size of the fund to increase, resulting in greater payment obligations for all carriers, including wireless carriers. The Company is not able to predict if or when additional changes will be made to the USF, or whether and how such changes will affect us.

Transfers, Assignments and Changes of Control of PCS Licenses. The FCC must give prior approval to the assignment of ownership or control of a PCS license, as well as transfers involving substantial changes in such ownership or control. The FCC also requires licensees to maintain effective working control over their licenses. Our agreements with Sprint Nextel reflect an alliance that the parties believe meets the FCC requirements for licensee control of licensed spectrum. If the FCC were to determine that the Sprint Nextel PCS agreements need to be modified to increase the level of licensee control, we have agreed with Sprint Nextel under the terms of our Sprint Nextel PCS agreements to use our best efforts to modify the agreements as necessary to cause the agreements to comply with applicable law and to preserve to the extent possible the economic arrangements set forth in the agreements. If the agreements cannot be modified, the agreements may be terminated pursuant to their terms. The FCC could also impose sanctions on the Company for failure to meet these restrictions.

PCS licenses are granted for ten-year terms. The PCS licenses for our service area are scheduled to expire on various dates between December 1, 2014 and June 30, 2015. Licensees have an expectation of license renewal if they have provided "substantial" performance of license terms, and have complied with FCC rules and policies, and with the Communications Act of 1934. All of the PCS licenses used in the wireless business have been successfully renewed since their initial grant.

Construction and Operation of Wireless Facilities. Wireless systems must comply with certain FCC and Federal Aviation Administration regulations regarding the registration, siting, marking, lighting and construction of transmitter towers and antennas. The FCC also requires that aggregate radio wave emissions from every site location meet certain standards. These regulations also affect site selection for new network build-outs and may increase the costs of improving our network. The increased costs and delays from these regulations could have a material adverse affect on our operations.

The FCC's decision to authorize a proposed tower may be subject to environmental review pursuant to the National Environmental Policy Act of 1969 ("NEPA"), which requires federal agencies to evaluate the environmental impacts of their decisions under some circumstances. FCC regulations implementing NEPA place responsibility on each applicant to investigate any potential environmental effects of a proposed operation, including health effects relating to radio frequency emissions, and impacts on endangered species such as certain migratory birds, and to disclose any significant effects on the environment to the agency prior to commencing construction. On December 9, 2011, the FCC instituted a new pre-application notification process to enable members of the public to comment on the environmental effects of a proposed antenna structure that requires registration with the FCC. In the event that the FCC determines that a proposed tower would have a significant environmental impact, the FCC would require preparation of an environmental impact statement. In addition, tower construction is subject to regulations implementing the National Historic Preservation Act. Compliance with environmental or historic preservation requirements could significantly delay or prevent the registration or construction of a particular tower, or make tower construction more costly. In some jurisdictions, local laws or regulations may impose similar requirements.

Wireless Facilities Siting. States and localities are authorized to engage in forms of regulation, including zoning and land-use regulations, that affect our ability to select and modify sites for wireless facilities. States and localities may not engage in forms of regulation that effectively prohibit the provision of wireless services, discriminate among providers of such services, or use radio frequency health effects as a basis to regulate the placement, construction or operation of wireless facilities. Courts and the FCC routinely are asked to review whether state and local zoning and land-use actions should be preempted by federal law, and the FCC also is routinely asked to consider other issues affecting wireless facilities siting in other proceedings. We cannot predict the outcome of these proceedings or the effect they may have on us.

Communications Assistance for Law Enforcement Act. The Communications Assistance for Law Enforcement Act ("CALEA") was enacted in 1994 to preserve electronic surveillance capabilities by law enforcement officials in the face of rapidly changing telecommunications technology. CALEA requires telecommunications carriers, including us, to modify their equipment, facilities, and services to allow for authorized electronic surveillance based on either industry or FCC standards. Following adoption of interim standards and a lengthy rulemaking proceeding, including an appeal and remand proceeding, all carriers were required to be in compliance with the CALEA requirements as of June 30, 2002. We are currently in compliance with the CALEA requirements.

Local Number Portability. All covered CMRS providers, including us, are required to allow wireless customers to retain their existing telephone numbers when switching from one telecommunications carrier to another. These rules are generally referred to as wireless local number portability ("WLNP"). The future volume of any porting requests, and the processing costs related thereto, may increase our operating costs in the future.

Number Pooling. The FCC regulates the assignment and use of telephone numbers by wireless and other telecommunications carriers to preserve numbering resources. CMRS providers in the top 100 markets are required to be capable of sharing blocks of 10,000 numbers among themselves in subsets of 1,000 numbers ("1000s-block number pooling"); the FCC considers state requests to implement 1000s-block number pooling in smaller markets on a case-by-case basis, and has granted such requests in the past. In addition, all CMRS carriers, including those operating outside the top 100 markets, must be able to support roaming calls on their network placed by users with pooled numbers. Wireless carriers must also maintain detailed records of the numbers they have used, subject to audit. The pooling requirements may impose additional costs and increase operating expenses on us and limit our access to numbering resources.

Telecommunications Relay Services ("TRS"). Federal law requires wireless service providers to take steps to enable the hearing impaired and other disabled persons to have reasonable access to wireless services. The FCC has adopted rules and regulations implementing this requirement to which we are subject, and requires that we pay a regulatory assessment to support such telecommunications relay services for the disabled. The Company is in compliance with these requirements.

Consumer Privacy. The Company is subject to various federal and state laws intended to protect the privacy of end-users who subscribe to the Company's services. For example, the FCC has regulations that place restrictions on the permissible uses that the Company can make of customer-specific information, known as Customer Proprietary Network Information ("CPNI"), received from subscribers, and that govern procedures for release of such information to customers in order to prevent identity theft schemes. Other laws impose criminal and other penalties for the violation of certain CPNI requirements and related privacy protections. In addition, restrictions exist, and new restrictions are considered from time to time by Congress, federal agencies and states, on the extent to which wireless data customers may receive unsolicited text messages, junk e-mail or spam. Congress, federal agencies and certain states also are considering, and may in the future consider imposing, additional requirements on entities that possess consumer information to protect the privacy of consumers. Complying with these requirements may impose costs on us or compel us to alter the way we provide or promote our services.

Consumer Protection. Many members of the wireless industry, including us, have voluntarily committed to comply with the CTIA Consumer Code for Wireless, which includes consumer protection provisions regarding the content and format of bills; advance disclosures regarding rates, terms of service, contract provisions, and network coverage; and the right to terminate service after a trial period or after changes to contract provisions are implemented. The FCC and/or some state commissions have considered or are considering imposing additional consumer protection requirements upon wireless service providers, including billing-related disclosures and usage alerts, as well as the adoption of standards for responses to customers and limits on early termination fees. Adoption of those consumer protection requirements could increase the expenses or decrease the revenue of our wireless business. Courts also have had, and in the future may continue to have, an effect on the extent to which matters pertaining to the content and format of wireless bills can be regulated at the state level. Any further changes to these and similar requirements could increase our costs of doing business and our costs of acquiring and retaining customers.

Net Neutrality. In 2010, the FCC imposed new transparency and "no blocking" requirements on mobile broadband Internet providers. Under the transparency rule, mobile broadband Internet providers must disclose the network management practices, performance characteristics, and terms and conditions of their broadband services. Under the "no blocking" rule, mobile broadband providers may not block lawful websites or applications that compete with their voice or video telephony services, subject to providers being permitted to engage in "reasonable network management." These requirements could increase the expenses or decrease the revenues of our wireless business. It is not possible to determine what disclosures, broadband network management techniques, or related business arrangements may be deemed reasonable or unreasonable in the future. We cannot predict how any future regulatory decision relating to net neutrality might affect our ability to manage our broadband network or develop new products or services.

Several parties have already filed court challenges to the FCC's rules. In addition, there has been legislative activity regarding overturning the FCC's requirements. We cannot predict the outcome of these judicial or legislative proceedings or the effect they might have on our ability to manage our broadband network or develop new products or services.

Radio Frequency Emissions. Some studies (and media reports) have suggested that radio frequency emissions from handsets, wireless data devices and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Most of the expert reviews conducted to date have concluded that the evidence does not support a finding of adverse health effects but that further research is appropriate. Courts have dismissed a number of lawsuits filed against other wireless service operators and manufacturers, asserting claims relating to radio frequency transmissions to and from handsets and wireless data devices. However, there can be no assurance that the outcome of other lawsuits, or general public concerns over these issues, will not have a material adverse effect on the wireless industry, including us.

Regulation of Incumbent Local Exchange Carrier Operations

As an ILEC, Shenandoah Telephone Company's operations are regulated by federal and state regulatory agencies.

State Regulation. Shenandoah Telephone's rates for local exchange service, intrastate toll service, and intrastate access charges are subject to the approval of the VSCC. The VSCC also establishes and oversees implementation of the provisions of the federal and state telecommunications laws, including interconnection requirements, promotion of competition, and the deployment of advanced services. The VSCC also regulates rates, service areas, service standards, accounting methods, affiliated charge transactions and certain other financial transactions.

Regulation of Intercarrier Compensation. Shenandoah Telephone participates in the access revenue pools administered by the FCC-supervised National Exchange Carrier Association ("NECA"), which collects and distributes the revenues from interstate access charges that long-distance carriers pay us for originating and terminating interstate calls over our network. Shenandoah Telephone also participates in some NECA tariffs that govern the rates, terms, and conditions of our interstate access offerings. Some of those tariffs are under review by the FCC, and we may be obligated to refund affected access charges collected in the past or in the future if the FCC ultimately finds that the tariffed rates were unreasonable. We cannot predict whether, when, and to what extent such refunds may be due.

On October 27, 2011, the FCC adopted a number of broad changes to the ICC rules governing the interstate access rates charged by small-to-mid-sized ILECs such as Shenandoah Telephone. For example, the FCC adopted a national "bill and keep" framework, which may result in substantial reductions in the access charges paid by long distance carriers and other interconnecting carriers, possibly to zero, accompanied with increases to the subscriber line charges paid by business and residential end users. In addition, the FCC has changed some of the rules that determine what compensation carriers, including but not limited to wireless carriers, competitive local exchange carriers, VOIP providers and providers of other Internet-enabled services, should pay (and receive) for their traffic that is interconnected with ILEC networks. Although the legality of the FCC's recent changes to the ICC rules have been challenged by various parties, these changes, and potential future changes, to such compensation regulations could increase our expenses or reduce our revenues. At this time we cannot estimate the amount of such additional expense or revenue changes.

The VSCC has jurisdiction over local telephone companies' intrastate access charges, and has indicated in the past that it might open a generic proceeding on the rates charged for intrastate access. The VSCC issued a Final Order on August 9, 2011 that requires elimination of common carrier line charges in three stages. Pursuant to the order, the Company's revenue is expected to decline by approximately $0.3 million annually beginning in 2012 until such charges are eliminated by mid-2014.

Interstate and intrastate access charges are an important source of revenues for Shenandoah Telephone's operations. Unless these revenues can either be recovered as they are at present, or through a new universal service mechanism, or unless they can be reflected in higher rates to the local end user, or recovered through other newly created methods of cost recovery, the loss of revenues to us could be significant. There can be no assurance that access charges in their present form will be continued or that sufficient substitutes for the lost revenues will be provided. If access charges are reduced without sufficient substitutes for the lost revenues, this could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, changes to the intercarrier compensation rules and policies could have a material impact on our competitive position vis-à-vis other service providers, particularly in our ability to proactively make improvements in our networks and systems.

Universal Service Fund. Shenandoah Telephone receives revenues from the USF. In October 2011, the FCC adopted comprehensive changes to the universal service program that are intended in part to stabilize the USF, the total funding of which has increased considerably in recent years. Some of the FCC's reforms impact the rules that govern disbursements from the USF to rural ILECs such as Shenandoah Telephone, and to other providers. Although a number of challenges to the FCC's reforms remain pending, such changes, and additional future changes, may reduce the size of the USF and payments to Shenandoah Telephone, which could have an adverse impact on the Company's financial position, results of operations, and cash flows. The Company is not able to predict if or when additional changes will be made to the USF, or whether and how such changes would affect the extent of our total federal universal service assessments, the amounts we receive, or our ability to recover costs associated with the USF.

If the Universal Service Administrative Company ("USAC") were required to account for the USF program in accordance with generally accepted accounting principles for federal agencies under the Anti-Deficiency Act (the "ADA"), it could cause delays in USF payments to fund recipients and significantly increase the amount of USF contribution payments charged to wireline and wireless consumers. Each year since 2004, Congress has adopted short-term exemptions for the USAC from the ADA. Congress has from time to time considered adopting a longer term exemption for the USAC from the ADA, but we cannot predict whether any such exemption will be adopted or the effect it may have on the Company.

The FCC, USAC and other authorities have conducted, and in the future are expected to continue to conduct, more extensive audits of USF support recipients, as well as other heightened oversight activities. The impact of these activities on the Company, if any, is uncertain.

Other Regulatory Obligations. Shenandoah Telephone is subject to requirements relating to CPNI, CALEA implementation, interconnection, access to rights of way, number portability, number pooling, accessibility of telecommunications for those with disabilities, protection for consumer privacy, and other obligations similar to those discussed above for our PCS operations.

Broadband Services. The FCC and other authorities continue to consider policies to encourage nationwide advanced broadband infrastructure development. For example, the FCC has largely eliminated unbundling obligations relating to broadband facilities, and has largely deregulated DSL and other broadband services offered by ILECs. Such changes benefit our ILEC, but could make it more difficult for us (or for NECA) to tariff and pool DSL costs. Broadband networks and services are subject to CALEA rules, requirements relating to consumer privacy, and other regulatory mandates.

Net Neutrality. In 2010, the FCC imposed new transparency, "no blocking," and non-discrimination requirements on fixed broadband Internet providers, which are more extensive than the requirements for mobile broadband Internet providers. Under the transparency rule, fixed broadband providers must disclose the network management practices, performance characteristics, and terms and conditions of their broadband services. Under the "no blocking" rule, fixed broadband providers may not block lawful content, applications, services, or non-harmful devices, subject to providers being permitted to engage in "reasonable network management." Under the non-discrimination rule, fixed broadband providers may not unreasonably discriminate in transmitting lawful network traffic. These requirements could increase the expenses or decrease the revenue of our wireline business. It is not possible to determine what disclosures, broadband network management techniques, or related business arrangements may be deemed reasonable or unreasonable in the future. We cannot predict how any future regulatory decision relating to net neutrality might affect our ability to manage our broadband network or develop new products or services.

Several parties have already filed court challenges to the FCC's rules. In addition, there has been legislative activity regarding overturning the FCC's requirements. We cannot predict the outcome of these judicial or legislative proceedings or the effect they might have on our ability to manage our broadband network or develop new products or services.

Long-Distance Services. We offer long distance service to our customers through our subsidiary, Shenandoah Long Distance Company. Our long distance rates are not subject to FCC regulation, but we are required to offer long-distance service through a subsidiary other than Shenandoah Telephone, to disclose our long distance rates on a website, to maintain geographically averaged rates, to pay contributions to the USF and other mandatory payments based on our long-distance revenues, and to comply with other filing and regulatory requirements. We are in compliance with these requirements.

CLEC Operations. We are authorized to operate as a CLEC in Virginia, West Virginia and North Carolina. CLECs generally are subject to federal and state regulations that are similar to, but not as stringent as, those that apply to our ILEC operations. Both the FCC and the VSCC require that, in most circumstances, CLEC access charges be no higher than the access charges of the ILECs in areas where they operate.

Regulation of Cable Television and Other Video Service Operations

Through Shenandoah Cable Company, we hold franchises to provide cable service in communities and unincorporated areas of Shenandoah County, Virginia. Through Shentel Converged Services of West Virginia, we have a franchise to provide cable service in a portion of the City of Ranson, West Virginia. Through Shentel Cable Company, we hold franchises to provide cable service to a number of jurisdictions throughout West Virginia, in numerous communities across southern and southwestern Virginia, and in a small area of western Maryland.

The provision of cable service generally is subject to regulation by the FCC, and cable operators typically also must comply with the terms of the franchise agreement between the cable operator and the local franchising authority. Some states, including Virginia and West Virginia, have enacted regulations and franchise provisions that also can affect certain aspects of a cable operator's operations.

Pricing and Packaging. Congress and the FCC from time to time consider imposing new pricing restrictions on cable operators. We cannot predict whether or when such new pricing restrictions may be imposed on us or what effect they would have on our ability to provide cable service. Congress and the FCC also from time to time consider imposing new regulations on the packaging of cable programming, including a la carte requirements. We cannot predict whether or when such packaging regulations may be imposed on us or what effect such regulations would have on our ability to provide cable service.

Must-Carry/Retransmission Consent. Cable operators are required by law to carry on their cable systems most commercial and non-commercial television stations broadcasting in a cable system's local market. Alternatively, local television stations may require that a cable operator obtain "retransmission consent" for carriage of the station's signal, which can enable a popular local television station to obtain concessions from the cable operator for the right to carry the station's signal. When stations choose retransmission consent over must-carry, both the station and the cable operator have a duty to negotiate in good faith for such consent. Many local television stations today are carried by cable operators under the must-carry obligation, but broadcast network affiliates typically are carried pursuant to retransmission consent agreements. When local television stations are able to obtain concessions from cable operators for the right to carry station signals (which concessions increasingly include the payment of cash), the cost of providing cable service for all cable operators, including us, can increase.

Programming Costs. Satellite-delivered cable programming, such as ESPN, HBO and the Discovery Channel, is not subject to must-carry/retransmission consent regulations. Rather, cable operators negotiate directly or through the National Cable Television Cooperative with satellite-delivered cable programmers for the right to carry their programming. The cost of acquiring the right to carry satellite-delivered cable programming can increase as the popularity of such programming increases. We cannot predict the extent to which such programming costs may increase in the future or the effect such cost increases may have on our ability to provide cable service.

Franchise Matters. Cable operators generally must apply for and obtain non-exclusive franchises from local or state franchising authorities before providing cable service. The terms and conditions of franchises vary among jurisdictions, but franchises generally last for a fixed term subject to renewal, require the cable operator to pay a franchise fee of as much as 5% of the cable operator's gross revenue from video services, and contain certain service quality and customer service obligations. A small number of states today have processes in place for obtaining state-wide franchises, and legislation has been introduced from time to time in Congress and in various states, including those in which we provide some form of video service, that would require the implementation of state-wide franchising processes. Although we cannot predict whether state-wide franchising will become ubiquitous, it would, if implemented, likely lower barriers to entry and increase competition in the marketplace for video services. In 2006, the FCC adopted new rules to govern the terms and conditions under which franchising authorities can award franchises to entities that compete against incumbent cable service operators. These rules generally limit the ability of franchising authorities to impose certain requirements on and extract certain concessions from new entrants. Also in 2006, Virginia adopted new franchising statutes. These statutes largely leave franchising responsibility in the hands of local municipalities and counties, but they govern the local government entities' award of such franchises and their conduct of franchise negotiations. We cannot predict the extent to which these rules and other developments will accelerate the pace of new entry into the video market or the effect, if any, they may have on our cable operations.

Leased Access/PEG. The Communications Act permits franchising authorities to require cable operators to set aside the use of channels for public, education and governmental access ("PEG") programming. The Communications Act also requires certain cable systems to make available a portion of their capacity for commercial leased access by third parties that would compete with programming offered on other channels of the cable system. Increases in the amount of required leased access or PEG programming could reduce the number of channels available to us to provide other types of programming to subscribers.

Broadband Services. For information concerning the regulation of Broadband services, see the discussion under "Regulation of Incumbent Local Exchange Carrier Operations – Broadband Services" above.

Net Neutrality. For information concerning the FCC's non-discrimination requirements for fixed broadband providers, see the discussion under "Regulation of Incumbent Local Exchange Carrier Operations – Net Neutrality" above.

Other Issues. Our ability to provide cable service may be affected by a wide range of additional regulatory and related issues, including those pertaining to set-top boxes, equipment connectivity, content regulation, closed captioning, pole attachments, privacy, copyright, technical standards, and municipal entry into video. For example, currently pending or recently concluded proceedings before the FCC have examined the rates that cable operators must pay to use utility poles and conduits, and other terms and conditions of pole attachment agreements. The FCC also is conducting proceedings on making cable service work with channel navigation devices purchased at retail by consumers, rather than set-top boxes provided by the cable operator. In addition, the FCC is considering cable operator obligations to make set-top boxes and systems compatible with new "two-way" services from some programmers or consumer electronics manufacturers and whether such boxes must also allow consumers to access content from the Internet through these devices. We cannot predict the nature and pace of these and other developments or the effect they may have on our operations.

Employees

At December 31, 2011, we had approximately 669 employees, of whom approximately 611 were full-time employees. None of our employees is represented by a union or covered by a collective bargaining agreement. We believe that our relationship with our employees is good.

Executive Officers

The following table presents information about our executive officers who, other than Christopher E. French, are not members of our board of directors. Our executive officers serve at the pleasure of the Board of Directors.

Name	Title	Age	Date in Position
Christopher E. French	President and Chief Executive Officer	54	April 1988
Earle A. MacKenzie	Executive Vice President and Chief Operating Officer	59	June 2003
Adele M. Skolits	Vice President – Finance, Chief Financial Officer and Treasurer	53	September 2007
William L. Pirtle	Vice President of Marketing & Sales	52	April 2004
Ann E. Flowers	General Counsel, Vice President-Legal and Secretary	55	November 2008
Thomas A. Whitaker	Vice President - Operations	51	June 2010
Edward H. McKay	Vice President – Engineering & Planning	39	June 2010
Richard A. Baughman	Vice President – Information Technology	44	June 2010

Mr. French is President and Chief Executive Officer of the Company, where he is responsible for the overall leadership and strategic direction of the Company. He has served as president since 1988, and has been a member and Chairman of the Board of Directors since 1996. Prior to appointment as President, Mr. French held a variety of positions with the Company, including Vice President Network Service and Executive Vice President. Mr. French holds a BS in electrical engineering and an MBA, both from the University of Virginia. He has held board and officer positions in both state and national telecommunications associations, including service as a director of the Organization for the Promotion and Advancement of Small Telecommunications Companies (OPASTCO) and was president and director of the Virginia Telecommunications Industry Association. Mr. French is currently a member of the Leadership Committee of the USTelecom Association.

Mr. MacKenzie is Executive Vice President and Chief Operating Officer (COO) of the Company. He joined the Company in 2003,and is responsible for Shentel's daily operations of its many subsidiaries. Mr. MacKenzie began his career in the telecommunications industry in 1975. He was the co-founder and President of Broadslate Networks and Essex Communications. He served as COO of Digital Television Services and as Senior Vice President of Contel Cellular. Mr. MacKenzie is a graduate of The College of William and Mary and holds a BBA in accounting and holds a C.P.A. certificate from the Virginia State Board of Accountancy. Mr. MacKenzie is a member of the Board of Directors of the American Cable Association.

Ms. Skolits serves as Chief Financial Officer and Vice President of Finance at Shentel. She joined the Company in 2007 and is responsible for Shentel's daily financial decisions. Ms. Skolits' industry experience began in 1980 and included three years with Revol Wireless where she served as Chief Financial Officer. Ms. Skolits' telecommunications experience also includes serving as Controller for Comcast Metrophone, Director of Financial Operations for Comcast Cellular Communications and Chief Financial Officer of City Signal Communications. Ms. Skolits earned a BS degree in Commerce with a concentration in Accounting from the University of Virginia and she holds a C.P.A. certificate from the Virginia State Board of Accountancy.

Mr. Pirtle is Vice President of Marketing & Sales for Shentel. He is responsible for sales and marketing of all products and services offered by the Company. He joined the Company in 1992 as Vice President of Network Services responsible for Shentel's technology decisions, and maintenance and operation of its networks – telephone, cable, cellular, paging and fiber optics. He helped launch Shentel's Internet business in 1994, and led its participation in its wireless PCS business beginning in 1995. He is a graduate of the University of Virginia. Mr. Pirtle is a co-founder of the Shenandoah Valley Technology Council, and represents the Company on the Board of Valleynet.

Ms. Flowers is General Counsel, Vice President - Legal and Secretary for Shentel. Prior to joining the Company in November 2008, Ms. Flowers was Of Counsel in the Washington, DC office of Davis Wright Tremaine LLP since 2007, and from 1994 to 2006 was Of Counsel in the Washington, DC office of Cole, Raywid & Braverman, LLP. Ms. Flowers has extensive legal experience representing telecommunications, media and technology companies. Ms. Flowers earned a B.A. with honors in Political Science from the University of North Carolina at Chapel Hill, and earned a J.D. cum laude from Georgetown University Law Center.

Mr. Whitaker is Vice President – Operations for Shentel. Mr. Whitaker joined Shentel in 2004 through the Shentel acquisition of NTC Communications. Mr. Whitaker is responsible for the ongoing operations and maintenance of Shentel's Cable, Wireline and Wireless Operations. Additionally, he supports the Network Operations Center and Data Operations groups for Shentel. Mr. Whitaker began his career in 1982. Mr. Whitaker was previously COO of NTC Communications, and served as VP of Network Operations at Broadslate Networks, Director of Wireless Operations for nTelos, and was Co-Founder and Vice President of Nat-Com, Incorporated. Mr. Whitaker is a graduate of West Virginia Wesleyan College in Buckhannon, WV.

Mr. McKay is Vice President of Engineering & Planning for Shentel. He joined Shentel in 2004 and is responsible for network planning and engineering for Shentel's networks. Mr. McKay began his telecommunications industry experience in 1996, including previous engineering management positions at UUNET and Verizon. He is a graduate of the University of Virginia, where he earned M.E. and B.S. degrees in Electrical Engineering.

Mr. Baughman is Vice President of Information Technology of Shentel. He began his career in 1995 with communications and operations experience from a variety of communications companies, including Bellcore/Telcordia, AT&T, Lucent, WINfirst and SureWest. He joined the Company in 2006. He is responsible for all of the back-office software and infrastructure systems at Shentel. Mr. Baughman has a B.S. in Electrical Engineering from Lafayette College and an M.S. in Optics from the University of Rochester.

Our employees, officers and members of our Board of Directors are expected to conduct business legally and ethically and insist that our vendors and business associates do the same. The Company has adopted a Code of Business Conduct and Ethics applicable to all employees, officers and directors and which is available on the Company's website *www.shentel.com.*

Websites and Additional Information

The Company maintains a corporate website at www.shentel.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after we electronically file or furnish such material with or to the SEC. The contents of our website are not a part of this report. In addition, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding the Company.

ITEM 1A. **RISK FACTORS**

Our business and operations are subject to a number of risks and uncertainties, including those set forth under "Business-Recent Developments" and the following:

Risks Related to the Telecommunications Industry

Intensifying competition in all segments of our business may limit our ability to sustain profitable operations.

As new technologies are developed and deployed by competitors in our service area, some of our subscribers may select other providers' offerings based on price, capabilities and personal preferences. Most of our competitors possess greater resources, have more extensive coverage areas, and offer more services than we do. If significant numbers of our subscribers elect to move to other competing providers, or if market saturation limits the rate of new subscriber additions, we may not be able to sustain profitable operations.

Nationwide, incumbent local exchange carriers have experienced a decrease in access lines due to the effect of wireless and wireline competition and the elimination of second lines dedicated to dial-up Internet as customers migrate to broadband connections. We have experienced modest reductions in the number of access lines to date, but based on industry experience we anticipate that the long-term trend toward declining telephone subscriber counts will continue for the foreseeable future. There is a significant risk that this downward trend could have a material adverse effect on the Company's landline telephone operations in the future.

The Company's revenue from fiber leases may be adversely impacted by price competition for these facilities. The Company monitors each of its fiber lease customers to minimize the risk related to this business.

Alternative technologies, changes in the regulatory environment and current uncertainties in the marketplace may reduce future demand for existing telecommunication services.

The telecommunications industry is experiencing significant technological change, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Technological advances, industry changes, changes in the regulatory environment, and the availability of additional blocks of spectrum or additional flexibility with respect to the use of currently available spectrum could cause the technology we use to become obsolete. We and our vendors may not be able to respond to such changes and implement new technology on a timely basis, or at an acceptable cost.

The recession in the United States or continued adverse economic conditions in our market area involving significantly reduced consumer spending could have a negative impact on our results of operations.

Our customers are individual consumers and businesses that provide goods and services to others, and are located in a relatively concentrated geographic area. The on-going national economic downturn, restricted credit markets, and high unemployment rates could continue to depress consumer spending and harm our operating performance. In addition, any adverse economic conditions that affect our geographic markets in particular could have further negative impacts on our results.

Regulation by government and taxing agencies may increase our costs of providing service or require changes in services, either of which could impair our financial performance.

Our operations are subject to varying degrees of regulation by the FCC, the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, and the Occupational Safety and Health Administration, as well as by state and local regulatory agencies. Action by these regulatory bodies could negatively affect our operations and our costs of doing business. For example, changes in tax laws or the interpretation of existing tax laws by state and local authorities could increase income, sales, property or other tax costs.

Our access revenue may be adversely impacted by legislative or regulatory actions, or technology developments, that decrease access rates or exempt certain traffic from paying for access to our regulated telephone network.

On October 27, 2011, the FCC adopted a number of broad changes to the intercarrier compensation rules governing the interstate access rates charged by small-to-mid-sized ILECs such as Shenandoah Telephone. For example, the FCC adopted a national "bill and keep" framework, which may result in substantial reductions in the access charges paid by long distance carriers and other interconnecting carriers, possibly to zero, accompanied by increases to the subscriber line charges paid by business and residential end users. In addition, the FCC has changed some of the rules that determine what compensation carriers, including but not limited to wireless carriers, competitive local exchange carriers, VoIP providers and providers of other Internet-enabled services, should pay (and receive) for their traffic that is interconnected with ILEC networks. Although the legality of the FCC's recent changes to the ICC rules have been challenged by various parties, these changes, and potential future changes, to such compensation regulations could increase our expenses or reduce our revenues.

The VSCC has jurisdiction over local telephone companies' intrastate access charges, and has indicated in the past that it might open a generic proceeding on the rates charged for intrastate access. The VSCC issued a Final Order on August 9, 2011 that requires elimination of common carrier line charges in three stages. Pursuant to the order, the Company's revenue is expected to decline by approximately $0.3 million annually beginning in 2012 until such charges are eliminated by mid-2014.

Risks Related to our Overall Business Strategy

We may not benefit from our acquisition strategy.

As part of our business strategy, we regularly evaluate opportunities to enhance the value of our company by pursuing acquisitions of other businesses, and we intend to evaluate whether to pursue such strategic acquisition opportunities as they arise, though we remain subject to financial and other covenants in our credit agreements that contain restrictions as to the opportunities we may be able to pursue. We cannot provide any assurance, however, with respect to the timing, likelihood, size or financial effect of any potential transaction involving our company, as we may not be successful in identifying and consummating any acquisition or in integrating any newly acquired business into our operations.

The evaluation of business acquisition opportunities and the integration of any acquired businesses pose a number of significant risks, including the following:

- acquisitions may place significant strain on our management, financial and other resources by requiring us to expend a substantial amount of time and resources in the pursuit of acquisitions that we may not complete, or to devote significant attention to the various integration efforts of any newly acquired businesses, all of which will require the allocation of limited resources;

- acquisitions may not have a positive impact on our cash flows or financial performance, even if acquired companies eventually contribute to an increase in our cash flows or profitability, because the acquisitions may adversely affect our operating results in the short term as a result of transaction-related expenses we will have to pay or the higher operating and administrative expenses we may incur in the periods immediately following an acquisition as we seek to integrate the acquired business into our operations;

- we may not be able to eliminate as many redundant costs as we anticipate;

- our operating and financial systems and controls and information services may not be compatible with those of the companies we may acquire and may not be adequate to support our integration efforts, and any steps we take to improve these systems and controls may not be sufficient;

- our business plans and projections used to justify the acquisitions and expansion investments are based on assumptions of revenues per subscriber, penetration rates in specific markets where we operate, and expected operating costs. These assumptions may not develop as projected which may negatively impact our profitability;

- growth through acquisitions will increase our need for qualified personnel, who may not be available to us or, if they were employed by a business we acquire, remain with us after the acquisition; and

- acquired businesses may have unexpected liabilities and contingencies, which could be significant.

Our ability to comply with the financial covenants in our credit agreements depends primarily on our ability to generate sufficient operating cash flow.

Our ability to comply with the financial covenants under the agreements governing our secured credit facilities will depend primarily on our success in generating sufficient operating cash flow. Under our credit agreements, we are subject to a total leverage ratio covenant, a minimum debt service coverage ratio covenant, a minimum equity to assets ratio covenant, and a minimum liquidity balance covenant. Industry conditions and financial, business and other factors, including those we identify as risk factors in this and our other reports, will affect our ability to generate the cash flows we need to meet those financial tests and ratios. Our failure to meet the tests or ratios could result in a default and acceleration of repayment of the indebtedness under our credit facilities. If the maturity of our indebtedness were accelerated, we would not have sufficient funds to repay such indebtedness. In such event, our lenders would be entitled to proceed against the collateral securing the indebtedness, which includes substantially our entire assets, to the extent permitted by our credit agreements and applicable law.

Our substantial level of indebtedness could adversely affect our financial health and ability to compete.

As of December 31, 2011, we have approximately $180.6 million of total long-term indebtedness, including the current portion of such indebtedness. Our substantial level of indebtedness could have important consequences. For example, it may:

- increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations, because a significant portion of our borrowings may continue to be at variable rates of interest;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
- limit our ability to borrow additional funds to alleviate liquidity constraints, as a result of financial and other restrictive covenants in our credit agreements;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and
- place us at a competitive disadvantage relative to companies that have less indebtedness.

In addition, our secured credit facilities impose operating and financial restrictions that limit our discretion on some business matters, which could make it more difficult for us to expand, finance our operations and engage in other business activities that may be in our interest. These restrictions limit our ability and that of our subsidiaries to:

- incur additional indebtedness and additional liens on our assets;
- engage in mergers or acquisitions or dispose of assets;

- pay dividends or make other distributions;
- voluntarily prepay other indebtedness;
- enter into transactions with affiliated persons;
- make investments; and
- change the nature of our business.

In addition to the term loan secured indebtedness we have incurred, and the $50 million of revolving credit indebtedness we may incur from time to time, we may incur additional indebtedness under our credit facilities. Any additional indebtedness we may incur in the future may subject us to similar or even more restrictive conditions.

Our ability to refinance our indebtedness will depend on our ability in the future to generate cash flows from operations and to raise additional funds, including through the offering of equity or debt securities. We may not be able to generate sufficient cash flows from operations or to raise additional funds in amounts necessary for us to repay our indebtedness when such indebtedness becomes due and to meet our other cash needs.

Risks Related to the Wireless Industry

New disclosure or usage requirements could adversely affect the results of our wireless operations.

The FCC is considering imposing additional consumer protection requirements upon wireless service providers, including billing-related disclosures and usage alerts. Such requirements could increase costs related to or impact the amount of revenue we receive from our wireless services.

Customer concerns over radio frequency emissions may discourage use of wireless handsets or expose us to potential litigation.

Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health problems, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Any decrease in demand for wireless services, increases in the costs of litigation, or damage awards resulting from customer concern regarding such emissions could impair our ability to sustain profitable operations.

Regulation by government or potential litigation relating to the use of wireless phones while driving could adversely affect the results of our wireless operations.

Some studies have indicated that some aspects of using wireless phones while driving may impair drivers' attention in certain circumstances, making accidents more likely. These concerns could lead to litigation relating to accidents, deaths or serious bodily injuries, or to new restrictions or regulations on wireless phone use. A number of state and local governments are considering or have enacted legislation that would restrict or prohibit the use of a wireless handset while driving a vehicle or, alternatively, require the use of a hands-free telephone. Legislation of this nature, if enacted, may require wireless service providers to supply to their subscribers hands-free enhanced services, such as voice activated dialing and hands-free speaker phones and headsets, in order to continue generating revenue from subscribers, who make many of their calls while on the road. If we are unable to provide hands-free services and products to subscribers in a timely and adequate fashion, the volume of wireless phone usage would likely decrease, and the ability of our wireless operations to generate revenues would suffer.

Risks Related to our PCS Business

The performance of Shenandoah Personal Communications Company, our largest operating subsidiary in terms of revenues and assets, may be adversely affected by any interruption in, or other adverse change to, Sprint Nextel's business.

We rely on Sprint Nextel's ongoing operations to continue to offer our PCS subscribers the seamless national services that we currently provide. Any interruption in, or other adverse change to, Sprint Nextel's business could adversely affect our results of operations, liquidity and financial condition. Our business could also be adversely affected if competing national or regional wireless carriers are able to introduce new products and services or otherwise satisfy customers' service demands more rapidly or more effectively than Sprint Nextel.

Our participation in Sprint Nextel's network modernization plan may affect our operating results, liquidity and financial position.

Sprint Nextel has announced a network modernization plan, known as Network Vision that incorporates upgrades and improvements to its wireless networks, with the intention of improving voice quality, coverage and data speeds and simultaneously reducing future operating costs. We have recently agreed to implement this plan in our service areas.

Our participation in the Network Vision plan will require significant capital expenditures and result in increased operating costs. While we may be able to fund such costs from operations and currently available credit facilities, an amendment to our credit facilities may be required. Whether such an amendment could be agreed to with our lenders would depend upon the specifics of the proposal, and there is no guarantee that such an amendment would be forthcoming.

The success of the Network Vision plan will depend on the timing, extent and cost of implementation; the performance of third parties; and our ability to negotiate favorable terms with partners, vendors, and lenders. If Network Vision does not provide an enhanced network experience, our ability to provide enhanced wireless services to our customers, to retain and attract customers, and to maintain and grow our customer revenues could be adversely affected. Should implementation of the Network Vision plan be delayed or costs exceed expected amounts, our margins would be adversely affected and such effects could be material. Should the delivery of services expected to be deployed on the upgraded network be delayed due to technological constraints, performance of third-party suppliers, or other reasons, the cost of providing such services could become higher than expected, which could produce higher costs to customers, potentially resulting in the loss of customers to our competitors, and adversely affecting our revenues, profitability and cash flows from operations.

Our business may suffer as a result of competitive pressures.

Our revenue growth is primarily dependent on the growth of the subscriber base and average monthly revenues per user. Competitive pressures may adversely affect our ability to increase our future revenues. A continuation of competitive pressures in the wireless telecommunications market has caused some major carriers to offer plans with increasingly larger bundles of minutes of use and data services at lower prices that may compete with the Sprint Nextel wireless plans we sell. Increased price competition may lead to lower average monthly revenues per user.

We may not be able to implement our business plan if our operating costs are higher than we anticipate.

Increased competition may lead to higher promotional costs, losses on sales of handsets and other costs to acquire subscribers. If these costs are more than we anticipate, the actual amount of funds available to implement our operating strategy and business plan may fall short of our estimates.

The dynamic nature of the wireless market may limit management's ability to correctly identify causes of volatility in key operating performance measures.

Our business plan and estimated future operating results are based on estimates of key operating performance measures, including subscriber growth, subscriber turnover (commonly known as churn), average monthly revenue per subscriber, losses on sales of handsets and other subscriber acquisition costs and other operating costs. The dynamic nature of the wireless market, economic conditions, increased competition in the wireless telecommunications industry, the entry of new competitors due to recent or future FCC spectrum auctions, new service offerings by Sprint Nextel or competitors at lower prices, and other issues facing the wireless telecommunications industry in general have created a level of uncertainty that may adversely affect our ability to predict these key measures.

We may experience a high rate of subscriber turnover, which could adversely affect our future financial performance.

Subscriber turnover, or churn, has been relatively stable in recent years. Because of significant competition in the industry in general, the popularity of prepaid wireless service offerings, changes to Sprint Nextel's competitive position in particular and the overall economic downturn, among other factors, this relative stability may not continue and the future rate of subscriber turnover may be higher than rates in recent periods. Factors that may contribute to higher churn include the following:

- inability or unwillingness of subscribers to pay, which would result in involuntary deactivations;
- subscriber mix and credit class, particularly an increase in sub-prime credit subscribers;
- competition of products, services and pricing of other providers;
- increases in the popularity of prepaid services, which historically have higher churn than postpaid services;
- inadequate network performance and coverage relative to that provided by competitors in our service area;
- inadequate customer service;
- increased prices; and,

- any future changes by Sprint Nextel or the Company in the products and services offered.

A high rate of subscriber turnover could increase the sales and marketing costs we incur in obtaining new subscribers, especially because, consistent with industry practice, we subsidize some of the costs related to the purchases of handsets by subscribers.

We may incur significantly higher wireless handset subsidy costs than we anticipate for existing subscribers who upgrade to a new handset.

As our subscriber base matures, and technological innovations occur, we anticipate that existing subscribers will continue to upgrade to new wireless handsets. To discourage customer defections to competitors, we subsidize a portion of the price of wireless handsets and in some cases incur sales commissions for handset upgrades. If more subscribers upgrade to new wireless handsets than we project, or if the cost of such handsets increases or the amount of handset subsidies offered in the competitive marketplace increases more than we project, our results of operations would be adversely affected. If we do not continue to subsidize the cost of the handsets for handset upgrades, subscribers could choose to deactivate the service and move to other carriers.

If we are unable to secure and retain tower sites, the level of service we provide could be adversely affected.

Many of our cell sites are co-located on leased tower facilities shared with one or more wireless providers. A large portion of these leased tower sites are owned by a limited number of companies. If economic conditions affect the leasing company, our lease may be affected and the ability to remain on the tower at reasonable rates could be jeopardized, which could leave portions of our service area without service and increase customer turnover.

Most of the towers that we own are located on leased real property. If such leases were not renewed, we could be forced to relocate our cell site, which would create significant additional expenses, or leave portions of our service area without service, increasing the likelihood of customer turnover.

Risks Related to Our Relationship with Sprint Nextel

Sprint Nextel may make business decisions that are not in our best interests, which may adversely affect our relationships with subscribers in our territory, increase our expenses and decrease our revenues.

Under its agreements with us, Sprint Nextel has a substantial amount of control over the conduct of our PCS business. Accordingly, Sprint Nextel may make decisions that could adversely affect our PCS business, such as the following:

- Sprint Nextel could price its national plans based on its own objectives and could set price levels or other terms that may not be economically advantageous for us;

- Sprint Nextel could develop products and services, or establish credit policies, that could adversely affect our results of operations;

- if Sprint Nextel's costs to perform certain services exceed the costs we expect, subject to limitations under our agreements, Sprint Nextel could seek to increase amounts charged;

- Sprint Nextel could make decisions that could adversely affect the Sprint Nextel brand names, products or services;

- Sprint Nextel could make technology and network decisions that could greatly increase our capital investment requirements and our operating costs to continue offering the seamless national service we provide;

- Sprint Nextel could restrict our ability to offer new services needed to remain competitive. This could put us at a competitive disadvantage relative to other wireless service providers if they begin offering new services in our market areas, increasing our churn and reducing our revenues and operating income from wireless services.

Our dependence on Sprint Nextel for services may limit our ability to forecast operating results.

Our dependence on Sprint Nextel injects a degree of uncertainty into our business and financial planning. We may, at times, disagree with Sprint Nextel concerning the applicability, calculation approach, or accuracy of Sprint Nextel-supplied revenue data. It is our policy to reflect the information supplied by Sprint Nextel in our financial statements for the applicable periods and to make corrections, if any, no earlier than the period in which Sprint Nextel and we agree to the corrections.

Inaccuracies in data provided by Sprint Nextel could overstate or understate our expenses or revenues and result in out-of-period adjustments that may adversely affect our financial results.

Because Sprint Nextel provides billing and collection services for us, Sprint Nextel remits a significant portion of our total revenues. We rely on Sprint Nextel to provide accurate, timely and sufficient data and information to enable us to record properly revenues and accounts receivable which underlie a substantial portion of our financial statements and other financial disclosures. We and Sprint Nextel have previously discovered billing and other errors or inaccuracies, which, while not material to Sprint Nextel, could be material to us. If we are required in the future to make additional adjustments or incur charges as a result of errors or inaccuracies in data provided by Sprint Nextel, such adjustments or charges could materially affect our financial results for the period with respect to which the adjustments are made or charges are incurred. Such adjustments or charges could require restatement of our financial statements.

We are subject to risks relating to Sprint Nextel's provision of back office services, and changes in products, services, plans and programs.

Any failure by Sprint Nextel to provide high-quality back office services could lead to subscriber dissatisfaction, increased churn or otherwise increased costs. We rely on Sprint Nextel's internal support systems, including customer care, billing and back office support. Our operations could be disrupted if Sprint Nextel is unable to provide and expand its internal support systems while maintaining acceptable service levels, or to efficiently outsource those services and systems through third-party vendors.

The competitiveness of Sprint Nextel's PCS products and services is a key factor in our ability to attract and retain subscribers. Changes in Sprint Nextel's PCS products and services may reduce subscriber additions, increase subscriber turnover and decrease subscriber credit quality.

Sprint Nextel's roaming arrangements to provide service outside of the Sprint Nextel National Network may not be competitive with other wireless service providers, which may restrict our ability to attract and retain subscribers and may increase our costs of doing business.

We rely on Sprint Nextel's roaming arrangements with other wireless service providers for coverage in areas where Sprint PCS service is not available. If customers are not able to roam quickly or efficiently onto other wireless networks, we may lose current subscribers and Sprint PCS wireless services may be less attractive to new subscribers.

The risks related to our roaming arrangements include the following:

- the quality of the service provided by another provider while roaming may not approximate the quality of the service provided by the Sprint Nextel PCS network;
- the price of a roaming call off network may not be competitive with prices of other wireless companies for roaming calls;
- customers may not be able to use Sprint Nextel's advanced features, such as voicemail notification, while roaming; and
- Sprint Nextel or the carriers providing the service may not be able to provide accurate billing information on a timely basis.

Some provisions of the Sprint Nextel agreements may diminish the value of our common stock and restrict or diminish the value of our business.

Under limited circumstances involving non-renewal of our agreement or a breach by the Company, Sprint Nextel may purchase the operating assets of our PCS operations at a discount of 20% in the event of non-renewal, or 28% in the event of a breach, by the Company. These discounts would be applied to the "entire business value" ("EBV") as that term is defined in our agreement with Sprint Nextel. EBV is defined as i) the fair market value of a going concern paid by a willing buyer to a willing seller; ii) valued as if the business will continue to utilize existing brands and operate under existing agreements; and, iii) valued as if Manager (Shentel) owns the spectrum. Determination of EBV is made by an independent appraisal process. In addition, Sprint Nextel must approve any assignment of the Sprint Nextel agreements by us. Sprint Nextel also has a right of first refusal to purchase our PCS operating assets if we decide to sell those assets to a third party. These restrictions and other restrictions contained in the Sprint Nextel agreements could adversely affect the value of our common stock, may limit our ability to sell the foregoing assets on advantageous terms, may reduce the value a buyer would be willing to pay, and may reduce the "entire business value," as described in the Sprint Nextel agreements.

We may have difficulty in obtaining an adequate supply of handsets from Sprint Nextel.

We depend on our relationship with Sprint Nextel to obtain handsets. Sprint Nextel orders handsets from various manufacturers. We could have difficulty obtaining specific types of handsets in a timely manner if:

- Sprint Nextel does not adequately project the need for handsets, or enter into arrangements for new types of handsets or other customer equipment, for itself, its PCS Affiliates and its other third-party distribution channels, particularly in connection with the transition to new technologies;

- Sprint Nextel gives preference to other distribution channels;

- we do not adequately project our need for handsets;

- Sprint Nextel modifies its handset logistics and delivery plan in a manner that restricts or delays access to handsets; or

- there is an adverse development in the relationship between Sprint Nextel and its suppliers or vendors.

The occurrence of any of the foregoing could disrupt subscribers' service or result in a decrease in our subscribers.

If Sprint Nextel does not continue to enhance its nationwide digital wireless network, we may not be able to attract and retain subscribers.

Our PCS operations are dependent on Sprint Nextel's national network. Sprint Nextel's digital wireless network may not provide nationwide coverage to the same extent as the networks of its competitors, which could adversely affect our ability to attract and retain subscribers. Sprint Nextel currently covers a significant portion of the population of the United States, Puerto Rico and the U.S. Virgin Islands. Sprint Nextel offers PCS services, either on its own network or through its roaming agreements, in every part of the United States.

Sprint Nextel completed a transaction in which it transferred mobile broadband licenses and business operations to Clearwire Corp. and obtained a majority equity ownership interest in Clearwire, with major cable operators, Google Inc., Intel Corporation, Cisco Systems, Inc. and other investors contributing investment capital and obtaining equity in Clearwire. This transaction was entered with an expectation that Clearwire will expand its broadband networks in large metropolitan areas across the United States and that Sprint Nextel will offer high-speed broadband services ("4G") in conjunction with Clearwire.

Sprint Nextel's arrangements with Clearwire and the risks associated with the Clearwire venture might adversely affect our business. At this point, other wireless providers are ahead of Sprint Nextel in deploying their 4G networks. The introduction of 4G services in our service area by other operators, independent of arrangements with us or before we are able to deploy our own 4G network, might adversely affect our PCS business.

If Sprint Nextel's PCS licenses are not renewed or are revoked, our PCS business would be harmed.

Non-renewal or revocation by the FCC of Sprint Nextel's PCS licenses would significantly harm us. Wireless spectrum licenses are subject to renewal and revocation by the FCC. There may be opposition to renewal of Sprint Nextel's PCS licenses upon their expiration, and Sprint Nextel's PCS licenses may not be renewed. The FCC has adopted specific standards to apply to PCS license renewals. Any failure by Sprint Nextel to comply with these standards could cause revocation or forfeiture of Sprint Nextel's PCS licenses.

If Sprint Nextel does not maintain control over its licensed spectrum, our Sprint Nextel agreements may be terminated, which would render us unable to continue providing service to our subscribers.

Risks Related to Our Cable Businesses

We face risks from increasing competition for the provision of cable and related video services.

Incumbent cable companies, which have historically provided video service, face competition from direct broadcast satellite providers, and more recently from large providers of wireline telecommunications services (such as Verizon and AT&T), which have begun to upgrade their networks to provide video services in addition to voice and broadband services. Wireless providers also are entering the market for video services by making such services available on handsets and tablets. In some areas, direct broadcast satellite providers have partnered with large incumbent telecommunications service providers to offer triple-play services. Moreover, consumers are increasingly accessing video content from alternative sources, such as internet-based websites and applications. The influx of competitors in this area, together with the development of new technologies to support them, are resulting in significant changes in the business models and regulatory provisions that have applied to the provision of video and other services. These developments may lead to a decline in the price and profitability of video and other services.

Our programming costs are subject to demands for increased payments.

The cable television industry has continued to experience an increase in the cost of programming, especially sports programming. In addition, as we add programming to our video services or distribute existing programming to more customers, we incur increased programming expenses. Broadcasters affiliated with major over-the-air network services have been increasing their demands for cash payments and other concessions for the right to carry local network television signals on our cable systems. These increased costs cannot always be recouped by increased rates to subscribers. Moreover, as our programming contracts and retransmission consents with programming providers expire, there can be no assurance that they will be renewed on acceptable terms.

Changes to key regulatory requirements can affect our ability to compete.

The Company operates cable television systems in largely rural areas of Virginia, West Virginia and Maryland. In 2006, Virginia adopted legislation to make it easier for companies to obtain local franchises to provide cable television service. Also in 2006, the FCC adopted new rules which substantially reduce the cost of obtaining a local franchise. These rules may make it easier for the Company to expand its cable television business, but also may result in increased competition for such business.

As part of its National Broadband Plan Inquiry, the FCC raised several policy issues concerning cable set-top boxes, including whether such boxes should accommodate two-way content from sources other than the cable operator such as Internet web sites. In addition, current FCC rules require that cable operators allow customers to attach set-top box devices purchased at retail instead of leasing a box from the cable operator. These devices can access programming from sources that compete with the program offerings of the Company. These devices, and any rule changes that impose access obligations on the Company's leased boxes, could reduce demand for the Company's video products.

Any significant impairment of our non-amortizing cable franchise rights would lead to a decrease in our assets and a reduction in our net operating performance.

At December 31, 2011, we had non-amortizing intangible assets and goodwill of approximately $75.2 million which constituted approximately 15.7% of total assets at that date. If we make changes in our business strategy or if market or other conditions adversely affect our cable operations, we may be forced to record an impairment charge, which would lead to a decrease in the Company's assets and reduction in our net operating performance. We test goodwill and non-amortizing intangible assets for impairment annually or whenever events or changes in circumstances indicate an impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record an impairment charge for the difference between the carrying value of the goodwill and/or the non-amortizing intangible assets, as appropriate, and the fair value of the goodwill and/or non-amortizing intangible assets, in the period in which the determination is made. The testing of goodwill and non-amortizing intangible assets for impairment requires the Company to make significant estimates about the future performance and cash flows of our Cable segment, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in underlying business operations, future reporting unit operating performance, changes in competition, or changes in technologies. Any changes to key assumptions, or actual performance compared with those assumptions, about our Cable segment's business and its future prospects or other assumptions could affect the fair value of our Cable segment, resulting in an impairment charge.

Risks Related To Broadband Services

Our broadband services may be adversely impacted by legislative or regulatory changes that affect our ability to develop and offer services or that could expose us to liability from customers or others.

The Company provides broadband services to its cable and telephone customers through cable modems and digital subscriber lines ("DSL"), respectively. The FCC has adopted "open internet" rules, also referred to as "net neutrality," that could affect the Company's provision of broadband services. For example, the rules require transparency as to speed of service and network management practices, performance characteristics, and terms and conditions of broadband services. Both the fixed and mobile broadband services are subject to various no blocking requirements and the fixed service is subject to a "no-unreasonable-discrimination" requirement that might prohibit the Company from charging websites for enhanced delivery of content.

Congress may also consider increasing regulatory authority over broadband providers, although specific proposals are not currently pending.

The Federal Trade Commission is also considering rules related to behavioral advertising on the Internet which may extend to broadband service providers.

ITEM 1B. **UNRESOLVED STAFF COMMENTS**

None.

ITEM 2. **PROPERTIES**

The Company owns its corporate headquarters, which occupies a 60,000-square foot building in Edinburg, Virginia. The Company also owns a 26,500-square foot building in Edinburg that houses the Company's main switching center and technical staff and a 10,700-square foot building in Edinburg used for customer services and retail sales.

The Company owns nine telephone exchange buildings that are located in the major towns and some of the rural communities that are served by the regulated telecommunications operations. These buildings contain switching and fiber optic equipment and associated local exchange telecommunications equipment. The Company has fiber optic hubs or points of presence in Hagerstown, Maryland; Ashburn, Berryville, Edinburg, Front Royal, Harrisonburg, Herndon, Leesburg, Stephens City, Warrenton and Winchester, Virginia; and Franklin, Petersburg, Shepherdstown and Martinsburg, West Virginia.

The Company leases land, buildings and tower space in support of its PCS operations. As of December 31, 2011, the Company had 509 sites, including sites on property owned by the Company, and 14 leased retail locations.

The Company owns or leases other warehouse, office and retail space in various locations to support its operations. The leases for the foregoing land, buildings and tower space expire on various dates between 2012 and 2051. For information about these leases, see Note 13 to the consolidated financial statements appearing elsewhere in this report.

The Company plans to lease additional land, equipment space, and retail space in support of its operations.

ITEM 3. **LEGAL PROCEEDINGS**

None

ITEM 4. **(REMOVED AND RESERVED)**

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's stock is traded on the NASDAQ Global Select Market under the symbol "SHEN." The following table shows the closing high and low sales prices per share of common stock as reported by the NASDAQ Global Select Market for each quarter during the last two years:

2011	High	Low
Fourth Quarter	$ 14.37	$ 9.11
Third Quarter	17.69	10.55
Second Quarter	19.00	16.08
First Quarter	19.37	15.77

2010	High	Low
Fourth Quarter	$ 19.96	$ 17.49
Third Quarter	19.63	16.15
Second Quarter	19.86	15.68
First Quarter	20.99	16.93

As of February 17, 2012, there were 4,365 holders of record of the Company's common stock.

Shenandoah Telecommunications Company historically has paid annual cash dividends on or about December 1 of each year. The cash dividend was $0.33 per share in 2011 and 2010. Dividends are paid to Shenandoah Telecommunications Company shareholders from accumulated dividends paid to it by its operating subsidiaries. Under the Company's credit agreement with CoBank dated July 30, 2010, the Company is restricted in its ability to pay dividends in the future. So long as no Default or Event of Default (as such term is defined in the credit agreement) exists before, or will result after giving effect to such dividends, distributions or redemptions on a pro forma basis, the Company may declare or pay a lawful dividend or other distribution of assets, or retire, redeem, purchase or otherwise acquire capital stock in an aggregate amount which when added to any such dividends, distributions or redemptions of capital stock or other equity interest made, declared or paid from and after January 1, 2010 does not exceed 50% of the Company's consolidated net income (excluding non-cash extraordinary items such as write-downs or write-ups of assets, other than current assets) from October 1, 2009 to the date of declaration of any such dividends, distributions or redemptions.

The following graph and table show the cumulative total shareholder return on the Company's common stock compared to the NASDAQ U.S. Index and the NASDAQ Telecommunications Index for the period between December 31, 2006 and December 31, 2011. The NASDAQ Telecommunications Index includes 144 companies that represent a wide mix of telecommunications service and equipment providers and smaller carriers that offer similar products and serve similar markets. The graph assumes $100 was invested on December 31, 2006 in (1) the Company's common stock, (2) the NASDAQ U.S. Index and (3) the NASDAQ Telecommunications Index, and that all dividends were reinvested and market capitalization weighting as of December 31, 2007, 2008, 2009, 2010 and 2011.


200
150
100
50
0
2006
2007
2008
2009
2010
2011
SHENANDOAH TELECOMMUNICATIONS COMPANY
NASDAQ U.S. INDEX
NASDAQ TELECOMMUNICATIONS INDEX

	2006	2007	2008	2009	2010	2011
Shenandoah Telecommunications Company	100	155	184	136	127	73
NASDAQ U.S. Index	100	108	66	95	113	114
NASDAQ Telecommunications Index	100	89	51	77	99	105

The Company maintains a dividend reinvestment plan (the "DRIP") for the benefit of its shareholders. When shareholders remove shares from the DRIP, the Company issues a certificate for whole shares, pays out cash for any fractional shares, and cancels the fractional shares purchased. In addition, in conjunction with the award of shares or exercises of stock options, the Company periodically repurchases shares from certain recipients to cover the minimum statutory tax withholding requirements associated with the transaction. The following table provides information about the Company's repurchases of shares during the three months ended December 31, 2011:

	Number of Shares Purchased	Average Price Paid per Share
October 1 to October 31	2	$11.83
November 1 to November 30	1	12.40
December 1 to December 31	3	$10.66
Total	6	$11.41

ITEM 6. **SELECTED FINANCIAL DATA**

The following table presents selected financial data as of December 31, 2011, 2010, 2009, 2008 and 2007 and for each of the years in the five-year period ended December 31, 2011.

The selected financial data as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 are derived from the Company's audited consolidated financial statements appearing elsewhere in this report. The selected financial data as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007 are derived from the Company's audited consolidated financial statements not included in this report.

The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto appearing elsewhere in this report.

(in thousands, except share and per share data.)

	2011	2010	2009	2008	2007
Operating revenues	$ 251,145	$ 195,206	$ 160,935	$ 144,778	$ 130,616
Operating expenses	218,855	162,875	117,995	99,312	94,273
Operating income	32,290	36,331	42,940	45,466	36,343
Interest expense	8,289	4,716	1,361	1,009	1,873
Income taxes	10,667	13,393	17,510	17,595	14,970
Net income from continuing operations	$ 13,538	$ 18,774	$ 25,152	$ 26,222	$ 21,962
Discontinued operations, net of tax (a)	(545)	(699)	(10,060)	(2,077)	(3,402)
Net income	$ 12,993	$ 18,075	$ 15,092	$ 24,145	$ 18,560
Total assets	479,979	466,437	271,725	266,837	222,512
Total debt – including current maturities	180,575	195,112	32,960	41,359	21,907
Shareholder Information:					
Shares outstanding	23,837,528	23,766,873	23,680,843	23,605,467	23,508,525
Income per share from continuing operations-diluted	$ 0.57	$ 0.79	$ 1.06	$ 1.11	$ 0.93
Loss per share from discontinued operations-diluted	(0.02)	(0.03)	(0.42)	(0.09)	(0.14)
Net income per share-diluted	0.55	0.76	0.64	1.02	0.79
Cash dividends per share	$ 0.33	$ 0.33	$ 0.32	$ 0.30	$ 0.27

(a) Discontinued operations include the operating results of Converged Services. The Company announced its intention to dispose of Converged Services in September 2008, and reclassified its operating results as discontinued for all periods presented. In 2009, the Company recognized an impairment loss of $17.5 million, or $10.7 million net of tax, to write-down the net assets of Converged Services to their estimated fair value. In 2010, the Company recognized an additional impairment loss of $1.9 million, or $1.1 million net of tax, to write-down the net assets of Converged Services to their current estimated fair value. In 2011, the Company recognized an additional impairment loss of $0.6 million, or $0.4 million net of tax, to write-down the net assets of Converged Services to their current estimated fair value.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, hopes, intentions, or strategies regarding the future. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include those discussed in this report under "Business-Recent Developments" and "Risk Factors." The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by law.

General

Overview. Shenandoah Telecommunications Company is a diversified telecommunications company providing both regulated and unregulated telecommunications services through its wholly owned subsidiaries. These subsidiaries provide wireless personal communications services (as a Sprint PCS affiliate) and local exchange telephone services, as well as cable television, video, Internet and data services, long distance, sale of telecommunications equipment, fiber optics facilities, and leased tower facilities. The Company has three reportable segments, which the Company operates and manages as strategic business units organized by lines of business: (1) Wireless, (2) Wireline, and (3) Cable. A fourth segment, Other, primarily includes Shenandoah Telecommunications Company, the parent holding company as well as certain general and administrative costs historically charged to Converged Services that cannot be allocated to discontinued operations.

The Wireless segment provides digital wireless service to a portion of a four-state area covering the region from Harrisburg, York and Altoona, Pennsylvania, to Harrisonburg, Virginia, as a Sprint PCS Affiliate of Sprint Nextel. This segment also owns cell site towers built on leased land, and leases space on these towers to both affiliates and non-affiliated service providers.

The Wireline segment provides regulated and unregulated voice services, dial-up and DSL internet access, and long distance access services throughout Shenandoah County and portions of northwestern Augusta County, Virginia, and leases fiber optic facilities throughout the northern Shenandoah Valley of Virginia, northern Virginia and adjacent areas along the Interstate 81 corridor, including portions of West Virginia and Maryland.

The Cable segment provides video, internet and voice services in Virginia, West Virginia and portions of western Maryland.

The Company is the exclusive provider of wireless mobility communications network products and services on the 1900 MHz band under the Sprint brand from Harrisonburg, Virginia to Harrisburg, York and Altoona, Pennsylvania. The Company's primary service area for the wireline and cable television businesses was historically Shenandoah County, Virginia. The county is a rural area in northwestern Virginia, with an estimated population of approximately 41,000 inhabitants. In November 2009, the Company acquired approximately 1,000 telephone access lines in northwestern Augusta County, Virginia, by acquiring the assets of the North River Telephone Cooperative. The Company believes that the potential for significant numbers of additional wireline customers in its existing operating area is limited. With the acquisition in December 2008 of cable system assets and customers from Rapid Communications, LLC, through the Company's Shentel Cable Company subsidiary, the Company has expanded its cable services to portions of West Virginia and Alleghany County, Virginia. In July 2010, the Company further expanded its cable services through the acquisition of cable system assets and customers from JetBroadband, LLC, located throughout southern Virginia and southern West Virginia, and in December 2010, with the acquisition of cable assets and customers in Salem, West Virginia, and Oakland, Maryland, from Cequel III Communications II LP, doing business as Suddenlink.

Through its subsidiary Shentel Converged Services, the Company provides local and long distance voice, video, and Internet services on an exclusive and non-exclusive basis to MDU communities, consisting primarily of off-campus college student housing throughout the southeastern United States. Since late 2008, Converged Services has been classified as a discontinued operation and its assets and liabilities reclassified as held for sale in the consolidated financial statements. During 2011, the Company sold significant portions of this subsidiary. The Company continues to pursue its plan to sell the remaining assets.

The Company sells and leases equipment, mainly related to the services it provides. The Company participates in emerging services and technologies by investment in technology venture funds and direct investment in non-affiliated companies.

Significant Transactions

The 2011, 2010 and 2009 financial results of the Company reflected several significant transactions. These transactions should be noted in understanding the financial results of the Company for 2011, 2010 and 2009.

Converged Services

In September 2008, the Company announced its intention to sell its Converged Services segment. The operating results of this segment were reclassified to discontinued operations, and the assets and liabilities were reclassified as assets and liabilities held for sale. Certain general overhead costs previously charged or allocated to the Converged Services segment are not appropriately chargeable to discontinued operations, and these costs have been reclassified to the "Other" segment within continuing operations for all periods presented. In March 2009, based upon an assessment of fair value based upon bids received in the auction process, the Company recognized an impairment charge totaling $17.5 million ($10.7 million, net of taxes), on the assets held for sale. The impairment charge was included in discontinued operations. During the fourth quarter of 2010 and the third quarter of 2011, based upon continuing developments in the process of selling these assets, the Company determined that the fair value of Converged Services had declined from earlier estimates. Accordingly, the Company recorded impairment losses of $1.9 million and $0.6 million, respectively, ($1.1 million and $0.4 million, respectively, net of taxes) to further reduce the carrying value of these assets to their revised estimated fair value less cost to sell. During 2011, the Company sold service contracts and assets for a substantial number of the properties in a series of transactions, generating cash proceeds of approximately $3.0 million and an additional $2.3 million of proceeds placed in escrow. As of December 31, 2011, negotiations to complete the sale of the remaining properties continue. At this time, the Company has determined that there has been no additional impairment to the carrying value of the assets.

Acquisition of Cable Assets from Rapid Communications, Inc.

In December 2008, the Company closed on the acquisition of certain cable assets serving approximately 17,000 customers in Virginia and West Virginia. In December 2009, the Company sold cable assets serving approximately 10% of these customers for $1.5 million, recognizing a gain of approximately $0.4 million.

Changes in Pension Plans

In 2006, the Company froze benefit accruals for all participants in the Company's defined benefit pension plan. During the second quarter of 2010, the Company completed the settlement of the plan following the receipt of a favorable tax determination letter in February, 2010. In order to complete the settlement, the Company contributed $1.0 million to fully fund the pension obligations, and recognized $3.6 million of pension expense from other comprehensive income. During the second quarter of 2010, the Company also curtailed future participation in the Company's SERP. Current participants may remain in the SERP and will continue to earn returns (either gains or losses) on invested balances, but the Company will make no further contributions to the SERP and no new participants will be eligible to join the SERP. As a result of the curtailment, the Company recognized a curtailment loss of $0.7 million, consisting of actuarial losses previously recorded in other comprehensive income.

Acquisition of Virgin Mobile Customers and Initiation of Prepaid Wireless Sales

On July 8, 2010, the Company acquired the right to receive a share of revenues from approximately 50,000 Virgin Mobile customers in our service area, and effective July 11, 2010, the Company began selling Virgin Mobile and Boost prepaid products and services under an amendment to the Sprint agreements. The Company recognized amortization on the $6.9 million capitalized purchase price of the acquired contract for the 50,000 acquired Virgin Mobile subscribers. The amortization of the acquired subscriber base will approximate the life of the customers acquired, gradually decreasing over the expected four year life of this asset. The Company incurs significant costs of acquisition (including handset subsidies, commissions, and other sales and marketing costs) in the month of a new customer activation. New customers are expected to generate net income over their service life. Due to expensing all costs of acquisition in the month of acquisition, the sale of prepaid products and services will have a net negative impact on operating results until the base of customers is sufficient such that the aggregate monthly revenue less recurring expenses exceeds the up-front costs for new activations. As of late 2011, the Company believes it has reached this point.

Acquisition of JetBroadBand

On July 30, 2010, the Company completed the acquisition of the cable operations of JetBroadBand for $148 million in cash. The acquired cable operations offered video, high speed Internet and voice services representing approximately 66,000 revenue generating units in southern Virginia and southern West Virginia. The acquired networks passed approximately 115,000 homes. Various fees and other expenses associated with the acquisition increased the Company's operating expenses by approximately $3.1 million in 2010.

Critical Accounting Policies

The Company relies on the use of estimates and makes assumptions that affect its financial condition and operating results. These estimates and assumptions are based on historical results and trends as well as the Company's forecasts as to how these might change in the future. The most critical accounting policies that materially affect the Company's results of operations include the following:

Allowance for Doubtful Accounts

Estimates are used in determining the allowance for doubtful accounts and are based on historical collection and write-off experience, current trends, credit policies, and the analysis of the accounts receivable by aging category. In determining these estimates, the Company compares historical write-offs in relation to the estimated period in which the subscriber was originally billed. The Company also looks at the historical average length of time that elapses between the original billing date and the date of write-off and the financial position of its larger customers in determining the adequacy of the allowance for doubtful accounts. From this information, the Company assigns specific amounts to the aging categories. The Company provides an allowance for all receivables over 60 days old and partial allowances for all other receivables. The Company does not carry an allowance for receivables related to PCS customers.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered or products have been delivered, the price to the buyer is fixed and determinable and collectability is reasonably assured. Revenues are recognized by the Company based on the various types of transactions generating the revenue. For services, revenue is recognized as the services are performed. For equipment sales, revenue is recognized when the sales transaction is complete. For transactions with customers in our wireless segment that involve multiple elements, such as the sale of service combined with the sale of a handset, the consideration received at the time of sale is measured and allocated to the separate units based upon their relative fair values. Generally, this method results in all cash received at the time of the initial sale being allocated to and recognized as equipment revenue.

Under the Sprint Nextel Management Agreement, postpaid wireless service revenues are reported net of an 8% Management Fee and, since its imposition effective January 1, 2007, the Net Service Fee retained by Sprint Nextel. The Net Service Fee was initially set at 8.8%, and was increased to 12%, the maximum allowed under the Management Agreement, effective June 1, 2010. Prepaid wireless service revenues are reported net of a 6% Management Fee.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the recoverability of deferred tax assets generated on a state-by-state basis from net operating losses apportioned to that state. Management uses a more likely than not threshold to make the determination if a valuation allowance is warranted for tax assets in each state. Management will evaluate the effective rate of taxes based on apportionment factors, the Company's operating results, and the various state income tax rates. Currently, management anticipates that the future effective income tax rate will be approximately 41%.

Leases

The Company recognizes rent expense on a straight-line basis over the initial lease term and renewal periods that are reasonably assured at the inception of the lease. In light of the Company's investment in each leased site, including acquisition costs and leasehold improvements, the Company includes the exercise of certain renewal options in the recording of operating leases. Where the Company is the lessor, the Company recognizes revenue on a straight line basis over the non-cancelable term of the lease.

Long-lived Assets

The Company views the determination of the carrying value of long-lived assets as a critical accounting estimate since the Company must determine an estimated economic useful life in order to properly amortize or depreciate long-lived assets and because the Company must consider if the value of any long-lived assets have been impaired, requiring adjustment to the carrying value.

Economic useful life is the duration of time the asset is expected to be productively employed by us, which may be less than its physical life. The Company's assumptions on obsolescence, technological advances, and other factors affect the determination of estimated economic useful life. The estimated economic useful life of an asset is monitored to determine if it continues to be appropriate in light of changes in business circumstances. For example, technological advances may result in a shorter estimated useful life than originally anticipated. In such a case, the Company would depreciate the remaining net book value of the asset over the new estimated remaining life, increasing depreciation expense on a prospective basis.

Goodwill and Other Intangible Assets

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in business combinations and was created primarily through cable acquisitions. Cable franchises provide us with the exclusive right to provide video services in a specified area. While some cable franchises are issued for a fixed time (generally 10 years), renewals of cable franchises have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of our cable franchises.

Goodwill, cable franchises and other indefinite-lived intangible assets are not amortized but are tested at least annually for impairment. The testing is performed on the value as of November 30 each year, and is generally composed of comparing the book value of the assets to their fair value. Goodwill is tested by comparing the book value of our Cable segment to the fair value of the Cable segment, calculated under a discounted cash flow approach. Cable franchises are tested for impairment on an aggregate basis, consistent with the management of the Cable segment as a whole, utilizing a greenfield valuation approach.

Intangible assets that have finite useful lives are amortized over their useful lives. Acquired subscriber base assets are amortized using accelerated amortization methods over the expected period in which those relationships are expected to contribute to our future cash flows. Other finite-lived intangible assets are generally amortized using the straight-line method of amortization.

Fair Value of Converged Services

The Company's assessment of the fair value of the remaining Converged Services assets as of December 31, 2011, is based upon the most recent sales transactions and proposals currently under consideration. Based upon this assessment, the Company has concluded that the fair value (less costs required to sell) was approximately equal to the current carrying value of these assets, and no further impairment loss was indicated as of December 31, 2011. The ultimate selling prices for the remaining properties will depend on the dynamics of the market and the sale process, and the financial circumstances of the telecommunications industry and the buyers at the time of the sale. It is not possible at this time to anticipate how all of these factors might influence the final sales prices or whether the eventual sales will result in a future gain or loss.

Other

The Company does not have any unrecorded off-balance sheet transactions or arrangements: however, the Company has significant commitments under operating leases and is subject to up to $0.3 million in capital calls under its investments.

Results of Continuing Operations

2011 Compared to 2010

Consolidated Results

The Company's consolidated results from continuing operations for the years ended December 31, 2011 and 2010 are summarized as follows:

(in thousands)	Years Ended December 31, 2011	Years Ended December 31, 2010	Change $	Change %
Operating revenues	$251,145	$ 195,206	$55,939	28.7
Operating expenses	218,855	162,875	55,980	34.4
Gain on sale of directory	-	4,000	(4,000)	n/a
Operating income	32,290	36,331	(4,041)	(11.1)
Other income (expense)	(8,085)	(4,164)	(3,921)	94.2
Income tax expense	10,667	13,393	(2,726)	(20.4)
Net income from continuing operations	$13,538	$ 18,774	$(5,236)	(27.9)

Operating revenues

Operating revenues increased $55.9 million, or 28.7%, in 2011 over 2010, primarily due to an increase of $25.5 million in the Wireless segment and $31.2 million in the Cable segment. The increase in the Wireless segment resulted from an increase in prepaid service revenues of $16.6 million and $9.3 million in postpaid service revenues. The increase in prepaid service revenues resulted from having a full year's worth of prepaid revenues in 2011, versus 6 months in 2010, as well as a 60% increase in prepaid customers during 2011. The increase in postpaid revenues resulted from a 5.9% increase in subscribers during the year, as well as incremental data revenues applied to plans with smartphones beginning in early 2011. The increase in Cable segment revenues resulted primarily from the full year impact of the systems acquired during 2010, as well as to a 7% increase in services provided during 2011.

Operating expenses

Operating expenses increased $56.0 million, or 34.4%, compared to the 2010 period. The Cable segment operations accounted for $37.3 million of the year over year increase, principally due to the incremental months of ownership of the systems acquired during 2010. Incremental depreciation and amortization expense on assets placed in service during late 2010 and throughout 2011 accounted for much of the rest of increase in Cable segment costs. Wireless segment operating expenses increased $20.5 million, principally due to $14.5 million of additional costs associated with prepaid subscribers. Wireless backhaul and other network costs accounted for much of the remainder of the increase in Wireless segment expenses.

Gain on sale of directory

The Company sold its telephone directory for $4 million in cash during the third quarter of 2010.

Other income (expense)

The change in other income (expense) resulted primarily from incremental interest costs associated with the additional debt utilized to finance the acquisition of cable systems during 2010. Investment results and other non-operating items generated less income in 2011 than 2010.

Income tax expense

The Company's effective tax rate on income from continuing operations increased from 41.6% in 2010 to 44.1% in 2011 principally due to changes in the mix of taxable income resulting in more income apportioned to states with relatively higher tax rates, and more losses apportioned to states with relatively lower tax rates, resulting in an increase in the effective state tax rate. Planned corporate changes undertaken to simplify the Company's structure are expected to reduce the impact of state taxes on the Company's overall effective tax rate.

Net income from continuing operations

Net income from continuing operations decreased $5.2 million in 2011 from 2010, primarily as a result of the additional losses in the Cable segment, the incremental interest expenses associated with the debt utilized to acquire the cable systems, and the increase in the effective tax rate.

Wireless

The Company's Wireless segment provides digital wireless service to a portion of a four-state area covering the region from Harrisburg, York and Altoona, Pennsylvania, to Harrisonburg, Virginia, through Shenandoah PCS Company ("PCS"), a Sprint PCS Affiliate of Sprint Nextel. This segment also leases land on which it builds Company-owned cell towers, which it leases to affiliated and non-affiliated wireless service providers, throughout the same four-state area described above, through Shenandoah Mobile Company ("Mobile").

PCS receives revenues from Sprint Nextel for subscribers that obtain service in PCS's network coverage area. PCS relies on Sprint Nextel to provide timely, accurate and complete information to record the appropriate revenue for each financial period. Postpaid revenues received from Sprint Nextel are recorded net of certain fees retained by Sprint Nextel. These fees totaled 16.8% of net postpaid billed revenue, as defined, until June 2010, when Sprint Nextel exercised its right to re-evaluate the net service fee component, and increased the total fees retained by Sprint Nextel to 20%.

Beginning in July 2010, the Company began offering prepaid wireless products and services in its PCS network coverage area. Prepaid revenues received from Sprint Nextel are reported gross of expenses passed through from Sprint Nextel. The Company pays handset subsidies to Sprint Nextel for the difference between the selling price of handsets and their cost, in the aggregate and as a net cost included in cost of goods sold. The revenue and expense components reported to us by Sprint Nextel are based on Sprint Nextel's national averages for prepaid services, rather than being specifically determined by customers homed in our geographic service areas. Sprint Nextel retains a 6% Management Fee on prepaid revenues.

The following tables show selected operating statistics of the Wireless segment as of the dates shown:

	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
Retail PCS Subscribers – Postpaid	248,620	234,809	222,818
Retail PCS Subscribers – Prepaid	107,100	66,956	-
PCS Market POPS (000) (1)	2,388	2,337	2,327
PCS Covered POPS (000) (1)	2,055	2,049	2,033
CDMA Base Stations (sites)	509	496	476
EVDO-enabled sites (2)	433	381	334
EVDO Covered POPS (000)	2,027	1,981	1,940
Towers	149	146	140
Non-affiliate Cell Site Leases	219	216	196
Gross PCS Subscriber Additions – Postpaid (3)	65,240	63,515	64,273
Gross PCS Subscriber Additions – Prepaid (4)	86,328	33,488	-
Net PCS Subscriber Additions – Postpaid (3)	13,811	11,989	11,356
Net PCS Subscriber Additions – Prepaid (4)	40,144	17,071	-
PCS Average Monthly Retail Churn % - Postpaid (5)	1.78%	1.89%	2.09%
PCS Average Monthly Retail Churn % - Prepaid (5)	4.33%	4.85%	-

1) POPS refers to the estimated population of a given geographic area and is based on information purchased from third party sources. Market POPS are those within a market area which the Company is authorized to serve under its Sprint PCS affiliate agreements, and Covered POPS are those covered by the network's service area.
2) EVDO – Evolution Data Optimized – The third generation of wireless broadband technology.
3) For the twelve months ended.
4) For the 2011 period, for the twelve months ended. For the 2010 period, since initiation of prepaid offerings in July 2010; excludes prepaid subscribers purchased.
5) PCS Average Monthly Retail Churn is the average of the monthly subscriber turnover, or churn, calculations for the period. It is the average for the twelve months shown, except for prepaid churn in the period ended December 31, 2010, where it is the average for the period July through December, 2010.

(in thousands)	Years Ended December 31, 2011	2010	Change $	%
Segment operating revenues				
Wireless service revenue	$137,118	$ 111,279	$25,839	23.2
Tower lease revenue	8,901	8,145	756	9.3
Equipment revenue	5,053	5,713	(660)	(11.6)
Other revenue	2,366	2,751	(385)	(14.0)
Total segment operating revenues	153,438	127,888	25,550	20.0
Segment operating expenses				
Cost of goods and services, exclusive of depreciation and amortization shown separately below	56,705	44,794	11,911	26.6
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	29,455	21,558	7,897	36.6
Depreciation and amortization	23,906	23,187	719	3.1
Total segment operating expenses	110,066	89,539	20,527	22.9
Segment operating income	$43,372	$ 38,349	$5,023	13.1

Operating revenues

Wireless service revenue increased $25.8 million, or 23.2%, for 2011 over 2010. Prepaid wireless service revenue, net of fees, generated $16.6 million of the year over year increase. Prepaid customers increased to more than 107 thousand at December 31, 2011, from 67 thousand customers at December 31, 2010. Postpaid wireless service revenue increased $9.3 million, net of fees and adjustments, or 8.1%. Average postpaid subscribers for 2011 increased 5.7% compared to 2010. The $10 monthly fee for smartphone data usage added to customer bills during 2011 added $6.7 million to postpaid net service revenues during 2011. The increase in the postpaid Net Service Fee from 8.8% of billed revenue to 12.0%, effective June 1, 2010, resulted in a $4.6 million reduction in net postpaid service revenues in 2011, versus a reduction of approximately $2.2 million in 2010 net postpaid service revenues.

The increase in tower lease revenue resulted from additional cell site leases and higher rates on existing leases.

The decrease in equipment revenue resulted from a 5% decrease in postpaid handsets sold combined with an 11.5% decrease in the average revenue per postpaid handset sold.

The decrease in other revenue primarily resulted from a one-time adjustment to straight-line rent accruals recorded in the third quarter of 2010 on a small number of leases due to a determination that the leases were longer-term than initially thought. This was partially offset by an increase in Universal Service Charge revenues.

Cost of goods and services

Cost of goods and services increased $11.9 million, or 26.6%, in 2011 from 2010. Handset subsidies associated with the new prepaid wireless plans increased $7.1 million, or 223%, in 2011 over 2010. Gross additions of prepaid wireless customers increased nearly 160%. Costs of handsets for postpaid phones increased $1.9 million due to higher cost smartphones and 4G phones. The Company paid $1.1 million in fees to provide 4G services in 2011. Costs of the expanded network coverage and roll-out of EVDO coverage resulted in a $3.0 million increase in network costs including $1.8 million in additional backhaul line costs and rent of $0.9 million for additional tower and co-location sites. The Company recognized gains of $1.9 million on equipment traded-in during 2011.

Costs of goods and services will increase in 2012 as the Company incurs higher costs for backhaul due to increasing demand for data services and redundant circuits to cell sites during the transition to Network Vision in 2012 and continuing into 2013.

Selling, general and administrative

Selling, general and administrative expenses increased $7.9 million in 2011 from 2010 due to $6.7 million of incremental selling and marketing expenses associated with the prepaid wireless plans. Other increases included $0.9 million in advertising and $0.9 million in higher retail store display and demo phone expenses. These increases were partially offset by $0.8 million in pension related costs in 2010.

Depreciation and amortization

Depreciation and amortization increased $0.7 million in 2011 over 2010, principally due to $0.4 million of additional amortization on the $6.9 million of acquired prepaid subscriber base, and $0.3 million due to capital projects placed in service in late 2010 and 2011. Depreciation and amortization is expected to continue to increase in 2012, as work begins to build a 4G LTE network in the Company's service area, resulting in accelerated depreciation on existing assets of as much as $7.3 million in 2012 and more in 2013 as the Company replaces its existing wireless network.

Cable

The Cable segment provides analog, digital and high-definition television service under franchise agreements in Virginia, West Virginia and Maryland, as well as internet and voice services in these markets.

The Company closed on the acquisition of cable operations from JetBroadBand effective July 30, 2010, and Suddenlink effective November 30, 2010. For the cable operations acquired in July 2010, systems passing approximately 51% of the homes have been upgraded and new video line-ups launched. The Cable segment results include the operating results of the acquired operations from July 30, 2010 and November 30, 2010, forward, respectively.

The Company has been upgrading its cable systems since early 2009, and by December 2010 had completed upgrades to the systems acquired in late 2008. The Company has introduced expanded video and internet service offerings as market upgrades were completed beginning in the second half of 2009, and began introducing voice service in upgraded markets as the first quarter of 2010 ended. The Company has continued rolling out expanded video services, internet and voice services to additional markets as upgrades have been completed. During 2011, the Company completed upgrades to most of the acquired markets located in Virginia, and expects to complete all remaining upgrades of acquired systems during 2012.

The following table shows selected operating statistics of the Cable segment as of the dates shown:

	Dec. 31, 2011	Dec. 31, 2010(1)	Dec. 31, 2009(1)
Homes Passed (2)	182,156	178,763	56,268
Video			
Customers (3)	64,979	67,235	23,022
Penetration (4)	35.7%	37.6%	40.9%
Digital video customers (5)	25,357	22,855	6,487
Digital video penetration (5)	39.0%	34.0%	28.2%
High-speed Internet			
Available Homes (6)	156,119	144,099	25,748
Customers (3)	37,021	31,832	2,525
Penetration (4)	23.7%	22.1%	9.8%
Voice			
Available Homes (6)	143,235	118,652	-
Customers (3)	9,881	6,340	22
Penetration (4)	6.9%	5.3%	n/a
Revenue Generating Units (7)	137,238	128,262	32,056
Total Fiber Miles	34,772	31,577	4,558
Fiber Route Miles (8)	1,990	1,389	403

1) In March 2011, the Company transferred five properties from its Converged Services subsidiary to Shentel Cable. Operating results for these 5 properties had been included in discontinued operations in prior periods. The Company has reclassified their operating results to continuing operations for all prior periods, and the customer counts for prior periods have been revised to include customers at these properties. As of December 31, 2010, these properties included 233 video customers, 449 internet customers, and 14 voice customers. Customer counts for prior periods were not significantly different for these properties. In July 2010, the Company acquired cable operations covering approximately 115 thousand video homes passed, 101 thousand high-speed internet available homes, and 85 thousand voice available homes. These systems served approximately 41 thousand video subscribers, 21 thousand high-speed internet subscribers, and 3 thousand voice subscribers. In December 2010, the Company acquired two small systems covering approximately 7 thousand video homes passed, approximately 3 thousand video customers and 1 thousand high-speed internet customers.
2) Homes and businesses are considered passed ("homes passed") if we can connect them to our distribution system without further extending the transmission lines. Homes passed is an estimate based upon the best available information.
3) Generally, a dwelling or commercial unit with one or more television sets connected to our distribution system counts as one video customer. Where services are provided on a bulk basis, such as to hotels and some multi-dwelling units, the revenue charged to the customer is divided by the rate for comparable service in the local market to determine the number of customer equivalents included in the customer counts shown above.
4) Penetration is calculated by dividing the number of customers by the number of homes passed or available homes, as appropriate.
5) Digital video customers are those who receive any level of video service via digital transmission. A dwelling with one or more digital set-top boxes counts as one digital video customer. Digital video penetration is calculated by dividing the number of digital video customers by total video customers.

6) Homes and businesses are considered available ("available homes") if we can connect them to our distribution system without further extending the transmission lines and if we offer the service in that area. Homes passed in Shenandoah County are excluded from available homes as we do not offer high-speed internet or voice services over our co-axial distribution network in this market.
7) Revenue generating units are the sum of video, digital video, voice and high-speed internet customers. Consistent with industry practices, each digital video customer counts as two revenue generating units.
8) Fiber miles are measured by taking the number of fiber strands in a cable and multiplying that number by the route distance. For example, a 10 mile route with 144 fiber strands would equal 1,440 fiber miles.

(in thousands)	Years Ended December 31,		Change	
	2011	2010	$	%
Segment operating revenues				
Service revenue	$59,051	$32,527	$26,524	81.5
Equipment and other revenue	9,009	4,292	4,717	109.9
Total segment operating revenues	68,060	36,819	31,241	84.9
Segment operating expenses				
Cost of goods and services, exclusive of depreciation and amortization shown separately below	47,417	26,904	20,513	76.2
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	18,827	13,858	4,969	35.9
Depreciation and amortization	23,198	11,314	11,884	105.0
Total segment operating expenses	89,442	52,076	37,366	71.8
Segment operating loss	$(21,382)	$ (15,257)	$(6,125)	40.1

Operating revenues and expenses

The Cable segment total operating revenues increased $31.2 million in 2011 over 2010, the majority of which (approximately $28 million) resulted from a full twelve months of activity in 2011 from the cable systems acquired in 2010. Cable segment RGU's increased by 7.0% during 2011, accounting for the remainder of the increase in cable segment revenues.

Cable segment operating expenses include seven additional months of expenses for the cable markets acquired in July 2010, and eleven months of additional expenses for the cable markets acquired in December 2010, that account for much (approximately $16 million) of the increase in cost of goods and selling, general and administrative expenses shown above. The 2010 period included $3.2 million in transaction related operating expenses and $0.6 million in pension related expenses. Incremental cost increases (approximately $12 million overall) reflected higher programming costs due to increased subscribers and increases in rates charged by third parties; higher marketing and related expenses; repair and maintenance expenses; and other costs to acquire new subscribers. The increase in depreciation and amortization expense represents both a full year of depreciation and amortization on the acquired assets, as well as increases due to new assets placed in service as network upgrades were completed during 2010 and 2011.

Wireline

The Wireline segment is composed of several subsidiaries providing telecommunications services. Through these subsidiaries, this segment provides regulated and unregulated voice services, dial-up and DSL internet access, and long distance access services throughout Shenandoah County and portions of northwestern Augusta County, Virginia, and leases fiber optic facilities throughout the northern Shenandoah Valley of Virginia, northern Virginia and adjacent areas along the Interstate 81 corridor, including portions of West Virginia and Maryland.

	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
Telephone Access Lines	23,083	23,706	24,358
Long Distance Subscribers	10,483	10,667	10,851
DSL Subscribers	12,351	11,946	10,985
Dial-up Internet Subscribers	1,410	2,190	3,359
Total Fiber Miles	78,523	71,118	53,511
Fiber Route Miles (1)	1,349	1,267	837

1) Fiber miles are measured by taking the number of fiber strands in a cable and multiplying that number by the route distance. For example, a 10 mile route with 144 fiber strands would equal 1,440 fiber miles.

(in thousands)	Years Ended December 31, 2011	2010	Change $	%
Segment operating revenues				
Service revenue	$16,028	$15,222	$806	5.3
Access revenue	13,405	13,027	378	2.9
Facilities lease revenue	16,856	14,202	2,654	18.7
Equipment revenue	39	47	(8)	(17.0)
Other revenue	3,200	4,703	(1,503)	(32.0)
Total segment operating revenues	$49,528	$ 47,201	$2,327	4.9
Segment operating expenses				
Cost of goods and services, exclusive of depreciation and amortization shown separately below	19,702	17,503	2,199	12.6
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	7,528	8,845	(1,317)	(14.9)
Depreciation and amortization	8,453	7,883	570	7.2
Total segment operating expenses	35,683	34,231	1,452	4.2
Gain on sale of directory	-	4,000	(4,000)	n/a
Segment operating income	$13,845	$16,970	$(3,125)	(18.4)

Operating revenues

Operating revenues increased $2.3 million, or 4.9%, in 2011 from 2010. The increase in facilities lease revenue resulted from additional contracts entered into during 2010 and 2011. The decrease in other revenues resulted primarily from a decrease in directory advertising revenues subsequent to the sale of the directory in late 2010.

Operating expenses

The increase in cost of goods and services resulted primarily from access expenses and line costs incurred to support the increases in facilities lease revenues. The decrease in selling, general and administrative expenses resulted primarily from $2.0 million in pension related charges recognized in the second quarter of 2010.

Gain on sale of directory

The Company sold its telephone directory for $4 million during the third quarter of 2010.

2010 Compared to 2009

Consolidated Results

The Company's consolidated results from continuing operations for the years ended December 31, 2010 and 2009 are summarized as follows:

(in thousands)	Years Ended December 31, 2010	2009	Change $	%
Operating revenues	$ 195,206	$160,935	$ 34,271	21.3
Operating expenses	162,875	117,995	44,880	38.0
Gain on sale of directory	4,000	-	4,000	n/a
Operating income	36,331	42,940	(6,609)	(15.4)
Other income (expense)	(4,164)	(278)	(3,886)	1397.8
Income tax expense	13,393	17,510	(4,117)	(23.5)
Net income from continuing operations	$ 18,774	$ 25,152	$ (6,378)	(25.4)

Operating revenues

Operating revenues increased $34.3 million, or 21.3%, in 2010 over 2009, primarily due to an increase of $9.1 million in service revenue in the Wireless segment and the additional $19.1 million of revenue from the Shentel Cable acquisitions in July and December 2010. All other Company revenues increased by $6.1 million in 2010 from 2009. This increase included $3.1 million in additional Wireless segment tower lease, equipment and other revenues; $1.9 million in additional Cable segment revenues from the cable systems acquired in 2008 and the balance in Wireline segment service and access revenues.

Operating expenses

Operating expenses increased $44.9 million, or 38.0%, compared to the 2009 period. The Cable segment operations accounted for $30.2 million of the year over year increase; this included $19.6 million from the systems acquired in 2010, including approximately $3.3 million in transaction-related costs. Wireless segment operating expenses increased $14.0 million, including $8.3 million in costs associated with prepaid subscribers. Wireline segment operating expenses increased $1.7 million overall, largely due to costs associated with the pension settlement. Overall, the changes in the pension plan resulted in approximately $3.8 million of operating expense across all segments during 2010.

Gain on sale of directory

The Company sold its telephone directory for $4 million in cash during the third quarter of 2010.

Other income (expense)

The change in other income (expense) resulted primarily from interest costs associated with the additional debt utilized to finance the acquisition of cable systems during 2010. Investment results and other non-operating items both generated less income in 2010 than 2009.

Income tax expense

The Company's effective tax rate on income from continuing operations increased from 41.0% in 2009 to 41.6% in 2010 principally due to changes in the mix of taxable income resulting in more income apportioned to states with relatively higher tax rates, and more losses apportioned to states with relatively lower tax rates, resulting in an increase in the effective state tax rate.

Net income from continuing operations

Net income from continuing operations decreased $6.4 million in 2010 from 2009, primarily as a result of one-time charges related to the pension plans and the transaction costs associated with the cable acquisitions in 2010, the net costs of acquiring new prepaid wireless customers, and the incremental interest expenses associated with the debt utilized to acquire the cable systems, partially offset by the gain from the sale of the directory during 2010.

Wireless

(in thousands)	Years Ended December 31, 2010	2009	Change $	%
Segment operating revenues				
Wireless service revenue	$ 111,279	$102,196	$ 9,083	8.9
Tower lease revenue	8,145	7,144	1,001	14.0
Equipment revenue	5,713	4,522	1,191	26.3
Other revenue	2,751	1,833	918	50.1
Total segment operating revenues	127,888	115,695	12,193	10.5
Segment operating expenses				
Cost of goods and services, exclusive of depreciation and amortization shown separately below	44,794	38,129	6,665	17.5
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	21,558	17,098	4,460	26.1
Depreciation and amortization	23,187	20,293	2,894	14.3
Total segment operating expenses	89,539	75,520	14,019	18.6
Segment operating income	$ 38,349	$ 40,175	$(1,826)	(4.5)

Operating revenues

Wireless service revenue increased $9.1 million, or 8.9%, for 2010 over 2009. Prepaid wireless service revenue generated $5.6 million of the year over year increase, with prepaid customers increasing to nearly 67 thousand at December 31, 2010, from the initial acquisition of approximately 50 thousand customers from Sprint Nextel in July 2010. Postpaid wireless service revenue increased $3.5 million, net of fees and adjustments, or 3.4%. Average postpaid subscribers for 2010 increased 5.4% compared to 2009. Wireless service revenues are shown net of Sprint fees, billing credits and adjustments, and write-offs. Total credits against gross billed revenue were up $0.4 million from 2009, while allocated write-offs were down $1.2 million. Fees retained by Sprint Nextel on postpaid revenues increased $3.7 million in 2010 from 2009. The increase in the postpaid Net Service Fee from 8.8% of billed revenue to 12.0%, effective June 1, 2010, resulted in approximately $2.6 million of the fee increase, with the remainder due to growth in net billed revenues.

The increase in tower lease revenue resulted from additional cell site leases and higher rates on existing leases.

The increase in equipment revenue resulted from higher revenues per handset sold as discounts have decreased, partially offset by a decline in overall handsets sold.

The increase in other revenue primarily resulted from a one-time adjustment to straight-line rent accruals recorded in the third quarter of 2010 on a small number of leases due to a determination that the leases were longer-term than initially thought.

Cost of goods and services

Cost of goods and services increased $6.7 million, or 17.5%, in 2010 from 2009. Handset subsidies associated with the new prepaid wireless plans totaled $3.2 million in 2010. Costs of handsets for postpaid phones increased $0.8 million due to higher cost smartphones and 4G phones. Costs of the expanded network coverage and roll-out of EVDO coverage resulted in a $2.2 million increase in network costs including rent of $1.5 million for additional tower and co-location sites, additional power costs of $0.2 million and $0.5 million in additional backhaul line costs.

Selling, general and administrative

Selling, general and administrative expenses increased $4.5 million in 2010 from 2009 due to $3.0 million of incremental selling and marketing expenses associated with the prepaid wireless plans. Other increases included $0.8 million in allocated pension charges and $0.3 million in higher operating taxes, principally property taxes.

Depreciation and amortization

Depreciation and amortization increased $2.9 million in 2010 over 2009, principally due to $2.0 million of amortization on the $6.9 million of acquired prepaid subscriber base, and $0.9 million due to capital projects for EVDO capability and new cell sites placed in service in 2009 and continuing throughout 2010. Depreciation and amortization is expected to continue to increase in 2011, primarily due to the full year impact of amortization on the acquired prepaid subscriber base.

Cable

(in thousands)	Years Ended December 31,		Change	
	2010	2009	$	%
Segment operating revenues				
Service revenue	$32,527	$ 14,568	$17,959	123.3
Equipment and other revenue	4,292	1,314	2,978	226.6
Total segment operating revenues	36,819	15,882	20,937	131.8
Segment operating expenses				
Cost of goods and services, exclusive of depreciation and amortization shown separately below	26,904	12,731	14,173	113.3
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	13,858	5,408	8,450	156.3
Depreciation and amortization	11,314	3,700	7,614	205.8
Total segment operating expenses	52,076	21,839	30,237	138.5
Segment operating loss	$ (15,257)	$ (5,957)	$ (9,300)	156.1

The Company closed on the acquisition of cable operations from JetBroadBand effective July 30, 2010. The acquired cable operations offer video, high speed Internet and voice services representing approximately 66,000 revenue generating units in southern Virginia and southern West Virginia. The acquired networks pass approximately 115,000 homes. The Company closed on the acquisition of cable operations from Cequel III Communications II, LP, doing business as Suddenlink, effective December 1, 2010. These acquired cable operations offer video and high-speed internet services representing approximately four thousand revenue generating units in West Virginia and Maryland. These acquired networks pass approximately seven thousand homes. The Cable segment results include the operating results of the acquired operations from July 30, 2010 and December 1, 2010 forward, respectively.

Operating revenues and expenses

The Cable segment operating revenues increased $20.9 million overall in 2010 over 2009; approximately $19.1 million of that increase resulted from the cable systems acquired in 2010. The cable operations acquired in late 2008 generated approximately $1.7 million of the year over year increase in operating revenues, driven by upgrades to higher levels of video services and expansion of voice and internet services following the completion of network upgrades and roll-outs of new and improved services. The cable systems acquired in 2010 added approximately $19.6 million in direct operating expenses to the 2010 totals, including approximately $3.2 million in transaction-related expenses. Depreciation and amortization expense included an incremental $3.6 million of amortization expense resulting from the July 2010 acquisition that is being amortized at an accelerated rate. The cable systems acquired in 2008 generated an incremental $4.8 million in direct operating expenses in 2010 over those incurred in 2009, driven by costs to add subscribers and depreciation expenses for network upgrades placed in service in late 2009 and during 2010. The Cable segment incurred approximately $0.6 million in pension related charges in the second quarter of 2010. Incremental allocated costs, principally employee related costs, represented the remainder of the increase in Cable segment operating expenses.

Wireline

(in thousands)	Years Ended December 31, 2010	2009	Change $	%
Segment operating revenues				
Service revenue	$15,222	$14,193	$ 1,029	7.3
Access revenue	13,027	11,225	1,802	16.1
Facilities lease revenue	14,202	14,215	(13)	(0.1)
Equipment revenue	47	148	(101)	(68.2)
Other revenue	4,703	5,282	(579)	(11.0)
Total segment operating revenues	$ 47,201	$ 45,063	$ 2,138	4.7
Segment operating expenses				
Cost of goods and services, exclusive of depreciation and amortization shown separately below	17,503	16,773	730	4.4
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	8,845	7,397	1,448	19.6
Depreciation and amortization	7,883	8,317	(434)	(5.2)
Total segment operating expenses	34,231	32,487	1,744	5.4
Gain on sale of directory	4,000	-	4,000	n/a
Segment operating income	$16,970	$12,576	$ 4,394	34.9

Operating revenues

Operating revenues increased $2.1 million, or 4.7%, in 2010 from 2009. The increase in service revenues resulted primarily from a rate increase implemented in early 2010 in Shenandoah County and the acquisition in late 2009 of telephone subscribers of the North River Telephone Cooperative, each representing approximately $0.4 million, and an increase in internet revenues due to the continuing switch of customers from dial-up services to DSL. The increase in access revenues is primarily due to a $1 million adjustment of access revenue, including $0.7 million for prior years, related to NECA traffic sensitive revenues, recorded in 2010. The decrease in other revenues resulted primarily from a decrease in directory advertising revenues.

Operating expenses

The increases in cost of goods and services and selling general and administrative expenses resulted primarily from $2.0 million in pension related charges recognized in the second quarter of 2010. The decrease in depreciation and amortization expense resulted primarily from equipment reaching the end of its depreciable life in 2009.

Gain on sale of directory

The Company sold its telephone directory for $4 million during the third quarter of 2010.

Non-GAAP Financial Measure

In managing our business and assessing our financial performance, management supplements the information provided by financial statement measures prepared in accordance with GAAP with adjusted OIBDA, which is considered a "non-GAAP financial measure" under SEC rules.

Adjusted OIBDA is defined by us as operating income (loss) before depreciation and amortization, adjusted to exclude the effects of: certain non-recurring transactions; impairment of assets; gains and losses on asset sales; share based compensation expense; business acquisition costs; and pension settlement and curtailment expenses. Adjusted OIBDA should not be construed as an alternative to operating income as determined in accordance with GAAP as a measure of operating performance.

In a capital-intensive industry such as telecommunications, management believes that adjusted OIBDA and the associated percentage margin calculations are meaningful measures of our operating performance. We use adjusted OIBDA as a supplemental performance measure because management believes it facilitates comparisons of our operating performance from period to period and comparisons of our operating performance to that of other companies by excluding potential differences caused by the age and book depreciation of fixed assets (affecting relative depreciation expenses) as well as the other items described above for which additional adjustments were made. In the future, management expects that the Company may again report adjusted OIBDA excluding these items and may incur expenses similar to these excluded items. Accordingly, the exclusion of these and other similar items from our non-GAAP presentation should not be interpreted as implying these items are non-recurring, infrequent or unusual.

While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the current period allocation of costs associated with long-lived assets acquired or constructed in prior periods, and accordingly may obscure underlying operating trends for some purposes. By isolating the effects of these expenses and other items that vary from period to period without any correlation to our underlying performance, or that vary widely among similar companies, management believes adjusted OIBDA facilitates internal comparisons of our historical operating performance, which are used by management for business planning purposes, and also facilitates comparisons of our performance relative to that of our competitors. In addition, we believe that adjusted OIBDA and similar measures are widely used by investors and financial analysts as measures of our financial performance over time, and to compare our financial performance with that of other companies in our industry.

Adjusted OIBDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. These limitations include the following:

- it does not reflect capital expenditures;
- the assets being depreciated and amortized will often have to be replaced in the future and adjusted OIBDA does not reflect cash requirements for such replacements;
- it does not reflect costs associated with share-based awards exchanged for employee services;
- it does not reflect interest expense necessary to service interest or principal payments on indebtedness;
- it does not reflect expenses incurred for the payment of income taxes and other taxes; and
- other companies, including companies in our industry, may calculate adjusted OIBDA differently than we do, limiting its usefulness as a comparative measure.

In light of these limitations, management considers adjusted OIBDA as a financial performance measure that supplements but does not replace the information reflected in our GAAP results.

The following table shows adjusted OIBDA for the years ended December 31, 2011, 2010 and 2009:

(in thousands)	Years Ended December 31, 2011	2010	2009
Adjusted OIBDA	$88,258	$ 82,759	$76,619

The following table reconciles adjusted OIBDA to operating income, which we consider to be the most directly comparable GAAP financial measure, for the years ended December 31, 2011, 2010 and 2009:

(in thousands)	Years Ended December 31, 2011	2010	2009
Operating income	$32,290	$36,331	$ 42,940
Plus depreciation and amortization	55,770	42,630	32,630
OIBDA	88,060	78,961	75,570
Less gain on directory sale	-	(4,000)	-
Less (gain) loss on asset sales	(1,309)	107	405
Plus share based compensation expense	1,507	675	544
Plus pension settlement and curtailment expense	-	3,781	-
Plus business acquisition expenses	-	3,235	100
Adjusted OIBDA	$88,258	$ 82,759	$ 76,619

The following tables reconcile adjusted OIBDA to operating income by major segment for the years ended December 31, 2011, 2010 and 2009:

Wireless Segment:

(in thousands)	Years Ended December 31, 2011	2010	2009
Operating income	$43,372	$38,349	$ 40,175
Plus depreciation and amortization	23,906	23,187	20,293
OIBDA	67,278	61,536	60,468
Less (gain) loss on asset sales	(1,699)	(55)	69
Plus share based compensation expense	444	235	199
Plus pension settlement and curtailment expense	-	1,014	-
Adjusted OIBDA	$66,023	$ 62,730	$ 60,736

Cable Segment:

(in thousands)	Years Ended December 31, 2011	2010	2009
Operating income (loss)	$(21,382)	$(15,257)	$ (5,957)
Plus depreciation and amortization	23,198	11,314	3,700
OIBDA	1,816	(3,943)	(2,257)
Less (gain) loss on asset sales	176	82	93
Plus share based compensation expense	594	198	113
Plus pension settlement and curtailment expense	-	597	-
Plus business acquisition expenses	-	3,235	100
Adjusted OIBDA	$2,586	$ 169	$ (1,951)

Wireline Segment:

(in thousands)	Years Ended December 31, 2011	2010	2009
Operating income	$13,845	$16,970	$ 12,576
Plus depreciation and amortization	8,453	7,883	8,317
OIBDA	22,298	24,853	20,893
Less gain on directory sale	-	(4,000)	-
Less (gain) loss on asset sales	214	81	243
Plus share based compensation expense	357	182	165
Plus pension settlement and curtailment expense	-	1,960	-
Adjusted OIBDA	$22,869	$ 23,076	$ 21,301

Financial Condition, Liquidity and Capital Resources

The Company has four principal sources of funds available to meet the financing needs of its operations, capital projects, debt service, investments and potential dividends. These sources include cash flows from operations, existing balances of cash and cash equivalents, the liquidation of investments and borrowings. Management routinely considers the alternatives available to determine what mix of sources are best suited for the long-term benefit of the Company.

Sources and Uses of Cash. The Company generated $80.9 million of net cash from operations in 2011, a $5.7 million increase from $75.2 million in 2010, which was a $1.1 million increase over 2009. Lower net income in 2011 was offset by an increase in the non-cash components of expenses, principally depreciation, amortization and stock based compensation charges, relative to 2010 amounts. The net effect of the non-cash impairment charge in 2009 was largely offset by higher addbacks for depreciation and amortization charges in 2010, while the increase in other prepaids, deferrals and accruals resulted from an increase in the liability for the expected incentive payout for 2010 as well as an increase in accrued expenses resulting from the cable operations acquired in 2010.

During 2011, the Company utilized $70.6 million in investing activities. Plant and equipment purchases totaled $74.7 million in 2011, up $18.8 million from $55.9 million in 2010. Capital expenditures in 2011 were made primarily to support upgrades of cable markets acquired from JetBroadband in 2010 and to keep pace with capacity demands in our Wireless segment. The Company received $3.0 million in cash proceeds from sales of service contracts and assets in our Converged Services unit during 2011. During 2010, the Company utilized $210.7 million in investing activities, including $159.0 million invested in new business opportunities. Plant and equipment purchases totaled $55.9 million in 2010, up slightly from $53.2 million in 2009. The Company received $4 million in cash for the sale of its telephone directory in 2010, and $1.4 million in cash from the sale of cable assets in 2009. Capital expenditures in 2010 primarily supported the completion of network upgrades in the cable systems acquired in 2008 and planning and initial spending for upgrades of cable markets acquired in July 2010. Other capital expenditures supported the completion of six new cell towers, 20 new base stations, and 47 base stations where high-speed data capacity was added during 2010, as well as capacity expansions at and fiber builds to other cell sites in our network, as well as other projects. Capital expenditures in 2009 supported the addition of 20 cell towers, 65 PCS base stations and 123 EVDO-enabled cell sites during the year, expansion of and upgrades to the Company's fiber network, and investments for cable television upgrades for the cable systems recently acquired by Shentel Cable, as well as numerous other projects.

Financing activities in 2011 utilized $21.9 million, principally due to $14.5 million in repayments of principal under our loan agreements and $7.3 million in dividends paid to shareholders. Financing activities provided $150.9 million during 2010, as the Company entered into a new financing in conjunction with the acquisition of cable systems in July 2010, paying down a substantial portion of the company's then-existing outstanding debt. Financing activities utilized $15.0 million during 2009, as the Company made a voluntary repayment of $11 million on the amounts borrowed previously under the $52 million Delayed Draw Term Loan entered into in October 2008, in addition to $4.4 million in scheduled principal repayments under the terms of our other debt. The Company made draws totaling $7 million on the Delayed Draw Term Loan during 2009. The cash dividend paid was $7.3 million in 2010 and $7.0 million for 2009.

Indebtedness. As of December 31, 2011, the Company's indebtedness totaled $180.6 million, with an annualized overall weighted average interest rate of approximately 3.62%. The balance included $4.5 million fixed at 7.37% (the Fixed Term Loan Facility, described further below), and $175.6 million of the Term Loan A Facility at a variable rate (of 3.30% as of December 31, 2011) that resets monthly based on one month LIBOR plus a base rate of 3.00% currently. The Fixed Term Loan Facility is required to be repaid in monthly installments of approximately $200 thousand of principal, plus interest at 7.37%, through August 2013. The Term Loan A Facility required quarterly principal repayments of $2.4 million that began on December 31, 2010 and continued through September 30, 2011, increasing to $4.7 million quarterly thereafter through September 30, 2015, with the remaining expected balance of approximately $104 million due December 31, 2015. These loans are more fully described below.

The Company's credit agreement includes a Revolver Facility that provides for $50 million in availability for future capital expenditures and general corporate needs. In addition, the credit agreement permits the Company to enter into one or more Incremental Term Loan Facilities in the aggregate principal amount not to exceed $100 million subject to compliance with certain covenants. No draw has been made under either of these facilities. The Company anticipates using these facilities during 2012 due to its capital spending plans. When and if a draw is made under the Revolver Facility, the maturity date and interest rate options would be substantially identical to the Term Loan A Facility. Repayment provisions would be agreed to at the time of each draw under the Incremental Term Loan Facility, and, if the interest rate margin on any draw exceeds by more than 0.25% the applicable interest rate margin on the Term Loan A Facility, the applicable interest rate margin on the Term Loan A Facility shall be increased to equal the interest rate margin on the Incremental Term Loan Facility.

The Company is subject to certain financial covenants to be measured on a trailing twelve month basis each calendar quarter unless otherwise specified. As of December 31, 2011, these covenants include:

- a limitation on the Company's total leverage ratio, defined as indebtedness divided by earnings before interest, taxes, depreciation and amortization, or EBITDA, of less than or equal to 2.50 to 1.00 through December 31, 2012, and 2.00 to 1.00 thereafter;
- a minimum debt service coverage ratio, defined as EBITDA divided by the sum of all scheduled principal payments on the Term Loans and regularly scheduled principal payments on other indebtedness plus cash interest expense, greater than 2.25 to 1.00 from the closing date through December 31, 2012, then 2.50 to 1.00 thereafter;
- a minimum equity to assets ratio, defined as consolidated total assets minus consolidated total liabilities, divided by consolidated total assets, of at least 0.35 to 1.00 at all times, measured at each fiscal quarter end;
- a minimum fixed charge coverage ratio, defined as EBITDA divided by fixed charges (defined as cash interest expense plus scheduled principal payments to be made on indebtedness plus capital expenditures other than capital expenditures acquired pursuant to a capital lease through the reinvestment of net proceeds of permitted asset dispositions or the sale of Shentel Converged Services, Inc. plus cash income taxes plus cash dividends and distributions), greater than 0.80 to 1.00 from the closing date through December 31, 2012 (revised in July 2011 to 0.75 to 1.00 for the periods ended September 30, 2011 and December 31, 2011), then 0.90 to 1.00 through December 31, 2013, and 1.00 to 1.00 thereafter; and,
- a minimum liquidity balance, defined as availability under the Revolver Facility plus unrestricted cash and cash equivalents other than cash and cash equivalents held in the name of an Excluded Subsidiary, of greater than $15 million at all times.

These financial maintenance ratios are generally more restrictive than the covenant ratios the Company had been required to comply with under its previously existing debt arrangements. As of December 31, 2011, the Company was in compliance with the financial covenants in its credit agreements, and ratios at December 31, 2011 were as follows:

	Actual	Covenant Requirement
Total Leverage Ratio	2.06	2.50 or Lower
Debt Service Coverage Ratio	4.02	2.25 or Higher
Equity to Assets Ratio	41.2%	35.0% or Higher
Fixed Charge Coverage Ratio	0.84	0.75 or Higher
Minimum Liquidity Balance	$64.0M	$15.0M or Higher

In January 2012, the Company amended the credit agreement to remove the fixed charge coverage ratio for all future periods.

Contractual Commitments. The Company is obligated to make future payments under various contracts it has entered into, including amounts pursuant to its various long-term debt facilities, and non-cancelable operating lease agreements for retail space, tower space and cell sites. Expected future minimum contractual cash obligations for the next five years and in the aggregate at December 31, 2011, are as follows:

Payments due by periods

(in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt principal (1)	$180,575	$ 21,913	$ 39,837	$118,625	$ 200
Interest on long-term debt (1)	18,775	5,804	9,291	3,680	-
"Pay fixed" obligations (2)	874	573	301	-	-
Operating leases (3)	85,287	9,948	18,691	17,085	39,563
Capital calls on investments	300	300	-	-	-
Purchase obligations (4)	8,482	8,482	-	-	-
Total obligations	$294,293	$ 47,020	$ 68,120	$139,390	$ 39,763

1) Includes estimated principal payments and estimated interest payments on the Term Loan A loan based upon outstanding balances and rates in effect at December 31, 2011.
2) Represents the maximum interest payments we are obligated to make under our derivative agreement. Assumes no receipts from the counterparty to our derivative agreement.
3) Amounts include payments over reasonably assured renewals. See Note 13 to the consolidated financial statements appearing elsewhere in this report for additional information.
4) Represents open purchase orders at December 31, 2011.

The Company has no other off-balance sheet arrangements and has not entered into any transactions involving unconsolidated, limited purpose entities or commodity contracts.

Capital Commitments. The Company spent $74.7 million on capital projects in 2011, up from the $55.9 million spent in 2010 and the $53.2 million spent in 2009. Spending on upgrades to the acquired cable systems occurred in all three years, and will continue into 2012 with the final cable upgrades. The Company incurred significant capital spending in 2011 to keep pace with rising demand for data in our Wireless network. The Company also continued capital spending to expand and upgrade its fiber network and other on-going projects.

Capital expenditures budgeted for 2012 total approximately $138 million. The 2012 budget includes $34 million in upgrades of the last of the cable systems acquired in 2010, and other continuing cable segment expenditures. The 2012 budget also adds capacity and network coverage to our PCS network, new towers to support the expansion of PCS network coverage, and on-going spending to expand and upgrade our fiber networks and information technology capabilities. The major portion of the capital budget for 2012, totaling $60 million, consists of planned spending for the Company to mirror the Sprint Nextel network upgrade project, called Network Vision, across portions of our network. This project will continue through 2013 and will include the replacement of virtually every base station in our wireless network over this two year period. The Company estimates the total cost to implement Network Vision at $115 million over two years.

The Company believes that cash on hand, cash flow from operations and borrowings expected to be available under the Company's existing credit facilities will provide sufficient cash to enable the Company to fund its planned capital expenditures, make scheduled principal and interest payments, meet its other cash requirements and maintain compliance with the terms of its financing agreements for at least the next 12 months. Thereafter, capital expenditures will likely continue to be required to provide increased capacity to meet the Company's expected growth in demand for its products and services. The actual amount and timing of the Company's future capital requirements may differ materially from the Company's estimate depending on the demand for its products, new market developments and opportunities and general economic opportunities. The Company is also considering the feasibility of refinancing its existing credit facilities in order to extend the repayment terms, as well as other potential benefits.

The Company's cash flows from operations could be adversely affected by events outside the Company's control, including, without limitation, changes in overall economic conditions, regulatory requirements, changes in technologies, availability of labor resources and capital, changes in the Company's relationship with Sprint Nextel, and other conditions. The Wireless segment's operations are dependent upon Sprint Nextel's ability to execute certain functions such as billing, customer care, and collections; the subsidiary's ability to develop and implement successful marketing programs, and the subsidiary's ability to effectively and economically manage other operating activities under the Company's agreements with Sprint Nextel. The Company's ability to attract and maintain a sufficient customer base, particularly in the newly acquired cable markets, is also critical to the Company's ability to maintain a positive cash flow from operations. The foregoing events individually or collectively could affect the Company's results.

Recently Issued Accounting Standards

As of December 31, 2011, there were no recently issued but not yet effective accounting pronouncements that would have a significant impact on the Company's financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's market risks relate primarily to changes in interest rates on instruments held for other than trading purposes. The Company's interest rate risk generally involves three components. The first component is outstanding debt with variable rates. As of December 31, 2011, the Company had $175.6 million of variable rate debt outstanding, bearing interest at a rate of 3.30% as determined on a monthly basis. An increase in market interest rates of 1.00% would add approximately $1.8 million to annual interest expense. The remaining approximately $5.0 million of the Company's outstanding debt has a fixed rate of 7.37% through maturity in under two years. Due to the relatively short time frame to maturity of this fixed rate debt, market value approximates carrying value of the fixed rate debt. The Company entered into a swap agreement on notional principal equal to one-third of the outstanding variable rate debt to pay a fixed rate of 1.00% and receive a variable rate based on one month LIBOR for a three year term to manage a portion of its interest rate risk.

The second component of interest rate risk consists of temporary excess cash, which can be invested in various short-term investment vehicles such as overnight repurchase agreements and Treasury bills with a maturity of less than 90 days. The cash is currently invested in a commercial checking account that has limited interest rate risk. Management continues to evaluate the most beneficial use of these funds.

The third component of interest rate risk is marked increases in interest rates that may adversely affect the rate at which the Company may borrow funds for growth in the future. The Company expects to borrow additional funds under its Revolver and Incremental Term Loan Facilities to fund its capital investment needs. Repayment provisions would be agreed to at the time of each draw under the Incremental Term Loan Facility, and, if the interest rate margin on any draw exceeds by more than 0.25% the applicable interest rate margin on the Term Loan A Facility, the applicable interest rate margin on the Term Loan A Facility shall be increased to equal the interest rate margin on the Incremental Term Loan Facility. If interest rates increase generally, or if the rate applied under the Company's Incremental Term Loan Facility causes the Company's outstanding debt to be repriced, the Company's future interest costs could increase.

Management views market risk as having a potentially significant impact on the Company's results of operations, as future results could be adversely affected if interest rates were to increase significantly for an extended period or if the Company's need for additional external financing resulted in increases to the interest rates applied to all of its new and existing debt. The Company's investments in publicly traded stock and bond mutual funds under the rabbi trust, which are subject to market risks and could experience significant swings in market values, are offset by corresponding changes in the liabilities owed to participants in the Executive Supplemental Retirement Plan. General economic conditions affected by regulatory changes, competition or other external influences may pose a higher risk to the Company's overall results.

As of December 31, 2011, the Company has $6.1 million of cost and equity method investments. Approximately $2.6 million was invested in privately held companies directly or through investments with portfolio managers. Most of the companies are in an early stage of development and significant increases in interest rates could have an adverse impact on their results, ability to raise capital and viability. The Company's market risk is limited to the funds previously invested and an additional $0.3 million committed under contracts the Company has signed with portfolio managers.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements listed in Item 15 are filed as part of this report and appear on pages F-2 through F-34.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of Disclosure Controls and Procedures*

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended (the Exchange Act), our management, including our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2011. Based on this evaluation of the effectiveness of the design and operation of disclosure controls and procedures, our chief executive officer and chief financial officer concluded that, as of December 31, 2011, our disclosure controls and procedures were effective.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of our chief executive officer and our chief financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011, based on the framework and criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management's evaluation under the COSO framework of our internal control over financial reporting, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

KPMG LLP, an independent registered public accounting firm, which audited the Company's consolidated financial statements included in this Annual Report, has issued a report on the effectiveness of the Company's internal control over financial reporting, which is included in Item 8 of this Annual Report.

(c) *Changes in Internal Control Over Financial Reporting*

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See "Executive Officers" in Part 1, Item 1 of this report for information about our executive officers, which is incorporated by reference in this Item 10. Other information required by this Item 10 is incorporated by reference to the Company's definitive proxy statement for its 2011 Annual Meeting of Shareholders, referred to as the "2012 proxy statement," which we will file with the SEC on or before 120 days after our 2011 fiscal year end, and which appears in the 2012 proxy statement under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance.".

We have adopted a code of ethics applicable to our chief executive officer and other senior financial officers, who include our principal financial officer, principal accounting officer or controller, and persons performing similar functions. The code of ethics, which is part of our Code of Business Conduct and Ethics, is available on our website at *www.shentel.com*. To the extent required by SEC rules, we intend to disclose any amendments to our code of conduct and ethics, and any waiver of a provision of the code with respect to the Company's directors, principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website referred to above within four business days following such amendment or waiver, or within any other period that may be required under SEC rules from time to time.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item 11 is incorporated herein by reference to the 2012 proxy statement, including the information in the 2012 proxy statement appearing under the captions "Election of Directors-Director Compensation" and "Executive Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 is incorporated herein by reference to the 2012 proxy statement appearing under the caption "Security Ownership."

The Company awards stock options to its employees meeting certain eligibility requirements under plans approved by its shareholders in 1995 and 2005. Outstanding options and the number of shares available for future issuance as of December 31, 2011 were as follows:

	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance
1995 stock option plan	55,000	$ 7.34	-
2005 stock option plan	351,894	$21.01	801,747
Total	406,894	$19.16	801,747

Since 2007, under the terms of the 2005 stock option plan, the Company has awarded 217,852 shares and share units to employees and directors in various grants in 2007, 2010, and 2011. As of December 31, 2011, 147,143 shares and share units were outstanding, and 18,931 shares and share units vested and were distributed during 2011. These shares and share units have been deducted from the number of securities remaining available for future issuance in the table above.

ITEM 13. **CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE**

Information required by this Item 13 is incorporated herein by reference to the 2012 proxy statement, including the information in the 2012 proxy statement appearing under the caption "Executive Compensation-Certain Relationships and Related Transactions."

ITEM 14. **PRINCIPAL ACCOUNTING FEES AND SERVICES**

Information required by this Item 14 is incorporated herein by reference to the 2012 proxy statement, including the information in the 2012 proxy statement appearing under the caption "Shareholder Ratification of Independent Registered Public Accounting Firm."

PART IV

ITEM 15. **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a)(1) The following consolidated financial statements of the Company appear on pages F-2 through F-34 of this report and are incorporated by reference in Part II, Item 8:

Reports of Independent Registered Public Accounting Firm

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2011 and 2010

Consolidated Statements of Income for the three years ended December 31, 2011

Consolidated Statements of Shareholders' Equity and Comprehensive Income for the three years ended December 31, 2011

Consolidated Statements of Cash Flows for the three years ended December 31, 2011

Notes to Consolidated Financial Statements

(a)(2) All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(a)(3) The following exhibits are either filed with this Form 10-K or incorporated herein by reference. Our Securities Exchange Act file number is 000-09881.

Exhibits Index

Exhibit Number	**Exhibit Description**
3.1	Amended and Restated Articles of Incorporation of Shenandoah Telecommunications Company filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2007.
3.2	Shenandoah Telecommunications Company Bylaws, as amended, filed as Exhibit 3.2 to the Company's Current Report on Form 8-K dated November 16, 2009.
4.1	Rights Agreement, dated as of February 8, 2008 between the Company and American Stock Transfer & Trust Company filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, dated January 25, 2008.
4.2	Shenandoah Telecommunications Company Dividend Reinvestment Plan filed as Exhibit 4.1 to the Company's Registration Statement on Form S-3 (No. 333-74297).
4.3	Specimen representing the Common Stock, no par value, of Shenandoah Telecommunications Company, filed as Exhibit 4.3 to the Company's Report on Form 10-K for the year ended December 31, 2007.
10.1	Shenandoah Telecommunications Company Stock Incentive Plan filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (No. 333-21733).
10.2	Shenandoah Telecommunications Company Dividend Reinvestment Plan filed as Exhibit 4.4 to the Company's Registration Statement on Form S-3D (No. 333-74297).
10.3	Settlement Agreement and Mutual Release dated as of January 30, 2004 by and among Sprint Spectrum L.P., Sprint Communications Company L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P. and Shenandoah Personal Communications Company and Shenandoah Telecommunications Company, dated January 30, 2004; filed as Exhibit 10.3 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.4	Sprint PCS Management Agreement dated as of November 5, 1999 by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.4 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.5	Sprint PCS Services Agreement dated as of November 5, 1999 by and between Sprint Spectrum L.P. and Shenandoah Personal Communications Company filed as Exhibit 10.5 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.6	Sprint Trademark and Service Mark License Agreement dated as of November 5, 1999 by and between Sprint Communications Company, L.P. and Shenandoah Personal Communications Company filed as Exhibit 10.6 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.7	Sprint Spectrum Trademark and Service Mark License Agreement dated as of November 5, 1999 by and between Sprint Spectrum L.P. and Shenandoah Personal Communications

Company filed as Exhibit 10.7 to the Company's Report on Form 10-K for the year ended December 31, 2003.

10.8 Addendum I to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.8 to the Company's Report on Form 10-K for the year ended December 31, 2003.

10.9 Asset Purchase Agreement dated November 5, 1999 by and among Sprint Spectrum L.P., Sprint Spectrum Equipment Company, L. P., Sprint Spectrum Realty Company, L.P., and Shenandoah Personal Communications Company, serving as Exhibit A to Addendum I to the Sprint PCS Management Agreement and as Exhibit 2.6 to the Sprint PCS Management Agreement filed as Exhibit 10.9 to the Company's Report on Form 10-K for the year ended December 31, 2003.

10.10 Addendum II dated August 31, 2000 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.10 to the Company's Report on Form 10-K for the year ended December 31, 2003.

10.11 Addendum III dated September 26, 2001 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.11 to the Company's Report on Form 10-K for the year ended December 31, 2003.

10.12 Addendum IV dated May 22, 2003 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.12 to the Company's Report on Form 10-K for the year ended December 31, 2003.

10.13 Addendum V dated January 30, 2004 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.13 to the Company's Report on Form 10-K for the year ended December 31, 2003.

10.14 Supplemental Executive Retirement Plan as amended and restated, filed as Exhibit 10.14 to the Company's Current Report on Form 8-K dated March 23, 2007.

10.15 Addendum VI dated May 24, 2004 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.15 to the Company's Report on Form 10-Q for the quarterly period ended June 30, 2004.

10.16 Second Amended and Restated Master Loan Agreement, dated as of November 30, 2004, by and between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.16 to the Company's Current Report on Form 8-K dated December 3, 2004.

10.17 Third Supplement to the Master Loan Agreement dated as Of November 30, 2004, between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.17 to the Company's Current Report on Form 8-K dated December 3, 2004.

10.18 Second Amendment to the Term Supplement to the Master Loan Agreement dated as Of November 30, 2004, between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.18 to the Company's Current Report on Form 8-K dated December 3, 2004.

10.19 Pledge Agreement dated November 30, 2004 between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.19 to the Company's Current Report on Form 8-K dated December 3, 2004.

10.20 Membership Interest Pledge Agreement dated November 30, 2004 between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.20 to the Company's Current Report on Form 8-K dated December 3, 2004.

10.21 Membership Interest Pledge Agreement dated November 30, 2004 between CoBank, ACB and Shentel Converged Services, Inc. filed as Exhibit 10.21 to the Company's Current Report on Form 8-K dated December 3, 2004.

10.22 Interest Purchase Agreement dated November 30, 2004 by and among Shentel Converged Services, Inc., NTC Communications LLC and the Interest holders named therein filed as Exhibit 10.22 to the Company's Current Report on Form 8-K dated January 21, 2005.

10.23 Form of Incentive Stock Option Agreement under the 1996 Shenandoah Telecommunications Company Stock Incentive Plan (for routine formula grants) filed as Exhibit 10.23 to the Company's Current Report on Form 8-K dated January 21, 2005.

10.24 Forms of Incentive Stock Option Agreement under the 1996 Shenandoah Telecommunications Company Stock Incentive Plan (for newly hired executive employees) filed as Exhibit 10.24 to the Company's Current Report on Form 8-K dated January 21, 2005.

10.25 Description of the Shenandoah Telecommunications Company Incentive Plan filed as Exhibit 10.25 to the Company's Current Report on Form 8-K dated January 21, 2005.

10.26 Description of Compensation of Non-Employee Directors. Filed as Exhibit 10.26 to the Company's Current Report on Form 8-K dated May 4, 2005.

10.27 Description of Management Compensatory Plans and Arrangements. Filed as Exhibit 10.27 to the Company's current report on Form 8-K dated April 20, 2005.

10.28 2005 Stock Incentive Plan filed as Exhibit 10.1 to the Company's Registration Statement on Form S-8 (No. 333-127342).

10.29 Form of Incentive Stock Option Agreement under the 2005 Stock Incentive Plan filed as Exhibit 10.29 to the Company's Report on Form 10-K for the year ended December 31, 2005.

10.30 Stock Redemption Agreement dated as of November 10, 2005 among Shenandoah Telephone Company and The Rural Telephone Bank filed as Exhibit 10.30 to the Company's Report on Form 10-K for the year ended December 31, 2005.

10.31 Addendum VII dated March 13, 2007 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., Wireless Co., L.P., APC PCS, LLC, Phillieco, L.P., and Shenandoah Personal Communications Company, filed as Exhibit 10.31 to the Company's Report on Form 10-K for the year ended December 31, 2006.

10.32 Settlement Agreement and Mutual Release dated March 13, 2007 by and among Sprint Nextel Corporation, Sprint Spectrum L.P., Wireless Co., L.P., Sprint Communications Company L.P., APC PCS, LLC, Phillieco, L.P., and Shenandoah Personal Communications Company and Shenandoah Telecommunications, filed as Exhibit 10.32 to the Company's Report on Form 10-K for the year ended December 31, 2006.

10.33 Form of Performance Share Award to Executives filed as Exhibit 10.33 to the Company's Current Report on Form 8-K dated September 20, 2007.

10.34 Letter Agreement with CoBank, ACB dated July 1, 2007, filed as Exhibit 10.34 to the Company's Report on Form 10-Q for the period ended September 30, 2007.

10.35 Letter Agreement with CoBank, ACB dated October 26, 2007 and effective as of July 1, 2007 filed as Exhibit 10.35 to the Company's Report on Form 10-Q for the period ended September 30, 2007.

10.36 Addendum VIII to the Sprint Management Agreement dated November 19, 2007, filed as Exhibit 10.36 to the Company's Current Report on Form 8-K dated November 20, 2007.

10.37 Asset Purchase Agreement dated August 6, 2008, between Rapid Communications, LLC, Rapid Acquisition Company, LLC, and Shentel Cable Company, filed as Exhibit 10.37 to the Company's Report on Form 10-Q for the period ended June 30, 2008.

10.38 Agreement Regarding Amendments to and Consents Regarding Loan Documents between CoBank, ACB and Shenandoah Telecommunications Company, filed as Exhibit 10.38 to the Company's Current Report on Form 8-K dated November 7, 2008.

10.39 Fourth Supplement to the Master Loan Agreement dated as of November 30, 2004, between CoBank, ACB and Shenandoah Telecommunications Company, filed as Exhibit 10.39 to the Company's Current Report on Form 8-K dated November 7, 2008.

10.40 Amendment Number 1 to the Asset Purchase Agreement dated August 6, 2008, between Rapid Communications, LLC, Rapid Acquisition Company, LLC, and Shentel Cable Company, filed as Exhibit 10.40 to the Company's Current Report on Form 8-K dated November 7, 2008.

10.41 Second Agreement Regarding Amendments to Loan Documents and Consent to the Master Loan Agreement dated as of November 30, 2004, between CoBank, ACB and Shenandoah Telecommunications Company, filed as Exhibit 10.41 to the Company's Current Report on Form 8-K dated December 23, 2009.

10.42 Addendum IX to the Sprint Management Agreement dated as of April 14, 2009, and filed as Exhibit 10.42 to the Company's Annual Report on Form 10-K dated March 8, 2010.

10.43 Asset Purchase Agreement dated as of April 16, 2010, between JetBroadband VA, LLC, Helicon Cable Communications, LLC, JetBroadband WV, LLC, JetBroadband Holdings, LLC, Helicon Cable Holdings, LLC, Shentel Cable Company and Shenandoah Telecommunications Company, filed as Exhibit 10.43 to the Company's Current Report on Form 8-K, dated April 16, 2010.

10.44 Addendum X dated March 15, 2010 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., Sprint Communications Company L.P. and Shenandoah Personal Communications Company, filed as Exhibit 10.44 to the Company's Current Report on Form 10-Q, dated May 7, 2010.

10.45 Addendum XI dated July 7, 2010 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., Sprint Communications Company L.P. and Shenandoah Personal Communications Company, filed as Exhibit 10.45 to the Company's Current Report on Form 8-K dated July 8, 2010.

10.46 Credit Agreement dated as of July 30, 2010, among Shenandoah Telecommunications Company, CoBank, ACB, Branch Banking and Trust Company, Wells Fargo Bank, N.A., and other Lenders, filed as Exhibit 10.46 to the Company's Current Report on Form 8-K dated July 30, 2010.

10.47 Second Amendment to the Credit Agreement dated as of July 30, 2010, among Shenandoah Telecommunications Company, CoBank, ACB, Branch Banking and Trust Company, Wells Fargo Bank, N.A., and other Lenders, filed as Exhibit 10.47 to the Company's Current Report on Form 8-K dated April 29, 2011.

10.48 Third Amendment to the Credit Agreement dated as of July 30, 2010, among Shenandoah Telecommunications Company, CoBank, ACB, Branch Banking and Trust Company, Wells Fargo Bank, N.A., and other Lenders, filed as Exhibit 10.48 to the Company's Quarterly Report on Form 10-Q dated August 8, 2011.

10.49 Letter Agreement modifying section 10.2.7.2 of Addendum X dated March 15, 2010 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., Sprint Communications Company L.P. and Shenandoah Personal Communications Company, filed as Exhibit 10.49 to the Company's Quarterly Report on Form 10-Q dated August 8, 2011.

10.50 Fourth Amendment to the Credit Agreement dated as of July 30, 2010, among Shenandoah Telecommunications Company, CoBank, ACB, Branch Banking and Trust Company, Wells Fargo Bank, N.A., and other Lenders, filed as Exhibit 10.50 to the Company's Quarterly Report on Form 10-Q dated August 8, 2011.

10.51 Addendum XII dated February 1, 2012 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., Sprint Communications Company L.P. and Shenandoah Personal Communications Company, filed as Exhibit 10.51 to the Company's Current Report on Form 8-K dated February 2, 2012.

10.52	Fifth Amendment to the Credit Agreement dated as of July 30, 2010, among Shenandoah Telecommunications Company, CoBank, ACB, Branch Banking and Trust Company, Wells Fargo Bank, N.A., and other Lenders, filed as Exhibit 10.52 to the Company's Current Report on Form 8-K dated February 2, 2012.
*21	List of Subsidiaries.
*23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
*31.1	Certification of President and Chief Executive Officer of Shenandoah Telecommunications Company pursuant to Rule 13a-14(a)under the Securities Exchange Act of 1934.
*31.2	Certification of Vice President and Chief Financial Officer of Shenandoah Telecommunications Company pursuant to Rule 13a-14(a)under the Securities Exchange Act of 1934.
*32	Certifications pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. § 1350.
(101)	Formatted in XBRL (Extensible Business Reporting Language)

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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* Filed herewith.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHENANDOAH TELECOMMUNICATIONS COMPANY

March 6, 2012	By: /S/ CHRISTOPHER E. FRENCH Christopher E. French, President (Duly Authorized Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/CHRISTOPHER E. FRENCH March 6, 2012 Christopher E. French	President & Chief Executive Officer, Director (Principal Executive Officer)
/s/ADELE M. SKOLITS March 6, 2012 Adele M. Skolits	Vice President – Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/DOUGLAS C. ARTHUR March 6, 2012 Douglas C. Arthur	Director
/s/KEN L. BURCH March 6, 2012 Ken L. Burch	Director
/s/TRACY FITZSIMMONS March 6, 2012 Tracy Fitzsimmons	Director
/s/JOHN W. FLORA March 6, 2012 John W. Flora	Director
/s/ RICHARD L. KOONTZ, JR. March 6, 2012 Richard L. Koontz, Jr.	Director
/s/DALE S. LAM March 6, 2012 Dale S. Lam	Director
/s/ JONELLE ST. JOHN March 6, 2012 Jonelle St. John	Director
/s/JAMES E. ZERKEL II March 6, 2012 James E. Zerkel II	Director

EXHIBIT 21 LIST OF SUBSIDIARIES

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES

The following are all subsidiaries of Shenandoah Telecommunications Company, and are incorporated or organized in the Commonwealth of Virginia.

Shenandoah Telephone Company
Shenandoah Cable Television Company
Shentel Service Company
Shenandoah Long Distance Company
Shenandoah Mobile Company
Shenandoah Network Company
ShenTel Communications Company
Shenandoah Personal Communications Company
Shentel Management Company
Shentel Converged Services, Inc.
Shentel Converged Services of West Virginia, Inc.
Shentel Cable Company

Exhibit 23.1

Consent of Independent Registered
Public Accounting Firm

The Board of Directors
Shenandoah Telecommunications Company:

We consent to the incorporation by reference in the registration statements No. 333-21733 on Form S-8, No. 333-74297 on Form S3-D, and No. 333-127342 on Form S-8 of Shenandoah Telecommunications Company of our reports dated March 6, 2012, with respect to the consolidated balance sheets of Shenandoah Telecommunications Company and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 Annual Report on Form 10-K of Shenandoah Telecommunications Company.

/s/ KPMG LLP

Richmond, Virginia
March 6, 2012

EXHIBIT 31.1

CERTIFICATION

I, Christopher E. French, certify that:

1. I have reviewed this annual report on Form 10-K of Shenandoah Telecommunications Company, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/S/ CHRISTOPHER E. FRENCH
Christopher E. French, President and Chief Executive Officer
Date: March 6, 2012

EXHIBIT 31.2

CERTIFICATION

I, Adele M. Skolits, certify that:

1. I have reviewed this annual report on Form 10-K of Shenandoah Telecommunications Company, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ADELE M. SKOLITS
Adele M. Skolits, Vice President - Finance and Chief Financial Officer
Date: March 6, 2012

EXHIBIT 32

Written Statement of Chief Executive Officer and Chief Financial Officer
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Each of the undersigned, the President and Chief Executive Officer and the Vice President - Finance and Chief Financial Officer, of Shenandoah Telecommunications Company (the "Company"), hereby certifies that, on the date hereof:

(1) The annual report on Form 10-K of the Company for the year ended December 31, 2011 filed on the date hereof with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) Information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/S/CHRISTOPHER E. FRENCH
Christopher E. French
President and Chief Executive Officer
March 6, 2012

/S/ADELE M. SKOLITS
Adele M. Skolits
Vice President – Finance and
Chief Financial Officer
March 6, 2012

The foregoing certification is being furnished solely pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 (the "Exchange Act") and 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document. This certification shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act except to the extent this Exhibit 32 is expressly and specifically incorporated by reference in any such filing.

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES

Index to the Consolidated 2011 Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Shenandoah Telecommunications Company:

We have audited Shenandoah Telecommunications Company's (the Company's) internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Shenandoah Telecommunications Company and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated March 6, 2012 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG LLP

Richmond, Virginia
March 6, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Shenandoah Telecommunications Company:

We have audited the accompanying consolidated balance sheets of Shenandoah Telecommunications Company and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shenandoah Telecommunications Company and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control–Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/S/ KPMG LLP

Richmond, Virginia
March 6, 2012

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2011 and 2010
in thousands

ASSETS	2011	2010
Current Assets		
Cash and cash equivalents	$ 15,874	$ 27,453
Accounts receivable, net	21,483	20,634
Income taxes receivable	12,495	2,576
Materials and supplies	7,469	6,360
Prepaid expenses and other	3,844	3,770
Assets held for sale	2,797	9,305
Deferred income taxes	502	702
Total current assets	64,464	70,800
Investments, including $2,160 and $2,287 carried at fair value	8,305	9,090
Property, plant and equipment, net	310,754	280,051
Other Assets		
Intangible assets, net	81,346	90,389
Cost in excess of net assets of businesses acquired	10,962	10,962
Deferred charges and other assets, net	4,148	5,145
Other assets, net	96,456	106,496
Total assets	$ 479,979	$ 466,437

See accompanying notes to consolidated financial statements.

(Continued)

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2011 and 2010
in thousands

LIABILITIES AND SHAREHOLDERS' EQUITY	2011	2010
Current Liabilities		
Current maturities of long-term debt	$ 21,913	$ 14,823
Accounts payable	11,708	12,237
Advanced billings and customer deposits	10,647	8,067
Accrued compensation	2,094	3,278
Liabilities held for sale	267	910
Accrued liabilities and other	8,950	5,583
Total current liabilities	55,579	44,898
Long-term debt, less current maturities	158,662	180,289
Other Long-Term Liabilities		
Deferred income taxes	51,675	35,902
Deferred lease payable	4,174	3,734
Asset retirement obligations	7,610	6,542
Other liabilities	4,620	4,767
Total other liabilities	68,079	50,945
Commitments and Contingencies		
Shareholders' Equity		
Common stock, no par value, authorized 48,000 shares; issued and outstanding 23,838 shares in 2011 and 23,767 shares in 2010	22,043	19,833
Retained earnings	175,616	170,472
Total shareholders' equity	197,659	190,305
Total liabilities and shareholders' equity	$ 479,979	$ 466,437

See accompanying notes to consolidated financial statements.

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2011, 2010 and 2009
in thousands, except per share amounts

	2011	2010	2009
Operating revenues	$ 251,145	$ 195,206	$ 160,935
Operating expenses			
Cost of goods and services, exclusive of depreciation and amortization shown separately below	106,640	74,673	54,213
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	56,445	45,572	31,152
Depreciation and amortization	55,770	42,630	32,630
Total operating expenses	218,855	162,875	117,995
Gain on sale of directory	-	4,000	-
Operating income	32,290	36,331	42,940
Other income (expense)			
Interest expense	(8,289)	(4,716)	(1,361)
Gain (loss) on investments, net	(696)	(165)	124
Non-operating income, net	900	717	959
Income from continuing operations before income taxes	24,205	32,167	42,662
Income tax expense	10,667	13,393	17,510
Net income from continuing operations	13,538	18,774	25,152
Discontinued operations:			
Loss from operations of Converged Services, net of tax benefits of $359, $480 and $6,507, respectively	(545)	(699)	(10,060)
Net income	$ 12,993	$ 18,075	$ 15,092
Income per share:			
Basic and diluted net income per share:			
Net income from continuing operations	$ 0.57	$ 0.79	$ 1.06
Loss from discontinued operations, net of income taxes	(0.02)	(0.03)	(0.42)
	$ 0.55	$ 0.76	$ 0.64
Weighted average shares outstanding, basic	23,781	23,730	23,639
Weighted average shares outstanding, diluted	23,826	23,823	23,701

See accompanying notes to consolidated financial statements.

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
Years Ended December 31, 2011, 2010 and 2009
in thousands, except per share amounts

	Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2008	23,605	$ 16,139	$ 152,706	$ (2,533)	$ 166,312
Comprehensive income:					
Net income	-	-	15,092	-	15,092
Reclassification adjustment for unrealized loss from pension plans included in net income, net of tax	-	-	-	55	55
Net unrealized gain from pension plans, net of tax	-	-	-	30	30
Total comprehensive income					15,177
Dividends declared ($0.32 per share)	-	-	(7,568)	-	(7,568)
Dividends reinvested in common stock	32	560	-	-	560
Stock based compensation	-	676	-	-	676
Conversion of liability classified awards to equity classified awards	-	85	-	-	85
Common stock issued through exercise of incentive stock options	44	367	-	-	367
Net excess tax benefit from stock options exercised	-	63	-	-	63
Balance, December 31, 2009	23,681	$ 17,890	$ 160,230	$ (2,448)	$ 175,672
Comprehensive income:					
Net income	-	-	18,075	-	18,075
Reclassification adjustment for unrealized loss from pension plans included in net income, net of tax	-	-	-	2,596	2,596
Net unrealized gain from pension plans, net of tax	-	-	-	(148)	(148)
Total comprehensive income					20,523
Dividends declared ($0.33 per share)	-	-	(7,833)	-	(7,833)
Dividends reinvested in common stock	29	520	-	-	520
Stock based compensation	-	792	-	-	792
Common stock issued through exercise of incentive stock options	57	561	-	-	561
Net excess tax benefit from stock options exercised	-	70	-	-	70
Balance, December 31, 2010	23,767	$ 19,833	$ 170,472	$ -	$ 190,305

See accompanying notes to consolidated financial statements.

(Continued)

Comprehensive income:					
Net income	-	-	12,993	-	12,993
Total comprehensive income					12,993
Dividends declared ($0.33 per share)	-	-	(7,849)	-	(7,849)
Dividends reinvested in common stock	51	529	-	-	529
Stock based compensation	-	1,718	-	-	1,718
Common stock issued through exercise of incentive stock options	5	37	-	-	37
Common stock issued for share awards	19	-	-	-	-
Common stock issued	1	13	-	-	13
Common stock repurchased	(5)	(92)	-	-	(92)
Net excess tax benefit from stock options exercised	-	5	-	-	5
Balance, December 31, 2011	23,838	$ 22,043	$ 175,616	$ -	$ 197,659

See accompanying notes to consolidated financial statements.

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2011, 2010 and 2009
in thousands

	2011	2010	2009
Cash Flows from Operating Activities			
Net income	$ 12,993	$ 18,075	$ 15,092
Adjustments to reconcile net income to net cash provided by operating activities:			
Impairment on assets held for sale	645	1,888	17,545
Depreciation	45,350	36,553	32,018
Amortization	10,420	6,078	612
Pension settlement and curtailment expense	-	3,964	-
Provision for bad debt	3,243	1,462	1,080
Stock based compensation expense	1,718	792	653
Excess tax benefits on stock option exercises	(5)	(70)	(63)
Deferred income taxes	15,973	4,628	957
Net (gain) loss on disposal of equipment	(1,360)	335	1,054
Gain on sale of assets	-	(4,000)	(427)
Realized loss on disposal of investments	27	147	201
Unrealized (gains) losses on investments	132	(325)	(580)
Net (gain) loss from patronage and equity Investments	233	100	78
Other	257	373	942
Changes in assets and liabilities, exclusive of acquired businesses:			
(Increase) decrease in:			
Accounts receivable	(1,891)	(3,120)	212
Materials and supplies	(1,080)	(262)	470
Income taxes receivable	(9,919)	2,955	1,835
Increase (decrease) in:			
Accounts payable	(596)	3,528	3,178
Deferred lease payable	416	374	205
Other prepaids, deferrals and accruals	4,371	1,729	(989)
Net cash provided by operating activities	$ 80,927	$ 75,204	$ 74,073

(Continued)

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2011, 2010 and 2009
in thousands

	2011	2010	2009
Cash Flows From Investing Activities			
Purchase and construction of property, plant and equipment	$ (74,663)	$ (55,936)	$ (53,208)
Proceeds from sale of equipment	675	258	168
Proceeds from sales of assets	2,986	4,000	1,355
Cash paid to acquire prepaid subscriber rights	-	(6,884)	-
Cash paid to acquire businesses	-	(152,114)	(601)
Purchase of investment securities	(84)	(127)	(608)
Proceeds from sale of investment securities	475	62	611
Net cash used in investing activities	$ (70,611)	$ (210,741)	$ (52,283)
Cash Flows From Financing Activities			
Principal payments on long-term debt	$ (14,538)	$ (28,620)	$ (15,399)
Amounts borrowed under debt agreements	-	189,800	7,000
Cash paid for debt issuance costs	-	(3,562)	-
Dividends paid, net of dividends reinvested	(7,320)	(7,313)	(7,007)
Excess tax benefits on stock option exercises	5	70	63
Repurchases of stock	(92)	-	-
Proceeds from exercise of incentive stock options	50	561	367
Net cash provided by (used in) financing activities	$ (21,895)	$ 150,936	$ (14,976)
Net increase (decrease) in cash and cash equivalents	$ (11,579)	$ 15,399	$ 6,814
Cash and cash equivalents:			
Beginning	27,453	12,054	5,240
Ending	$ 15,874	$ 27,453	$ 12,054
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest, net of capitalized interest of $215 in 2011, $488 in 2010, and $541 in 2009	$ 7,076	$ 3,991	$ 1,267
Income taxes	$ 4,248	$ 5,657	$ 7,819

Purchases of property, plant and equipment in 2010 and 2009 are net of $88 and $5,144, respectively, of vendor credits earned from purchases of property, plant, and equipment in 2008. During 2011, the Company traded in certain PCS equipment for equipment with additional capacity and received credits of $2,923 against the purchase price of the new equipment.

See accompanying notes to consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

Description of business: Shenandoah Telecommunications Company and its subsidiaries (collectively, the "Company") provide wireless personal communications service ("PCS") under the Sprint brand name, telephone service, cable television, unregulated communications equipment sales and services, and Internet access. In addition, the Company leases towers and operates and maintains an interstate fiber optic network. Pursuant to a management agreement with Sprint Nextel Communications Company and its related parties (collectively, "Sprint Nextel"), the Company is the exclusive Sprint PCS Affiliate providing wireless mobility communications network products and services on the 1900 megahertz spectrum range in the geographic area extending from Altoona, Harrisburg and York, Pennsylvania, south through Western Maryland and the panhandle of West Virginia to Harrisonburg, Virginia. The Company is licensed to use the Sprint brand name in this territory, and operates its network under the Sprint Nextel radio spectrum license (See Note 7). The Company's other operations are located in the four-state region surrounding the Northern Shenandoah Valley of Virginia. The Company, through its subsidiary Shentel Converged Services, provides local and long distance voice, video, and Internet services on an exclusive and non-exclusive basis to multi-dwelling unit ("MDU") communities (primarily off-campus college student housing) throughout the southeastern United States. The Company presents its Converged Services assets and liabilities as held for sale, and its operating results as discontinued operations (See Note 2).

A summary of the Company's significant accounting policies follows:

Principles of consolidation: The consolidated financial statements include the accounts of all wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates: Management of the Company has made a number of estimates and assumptions related to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, the fair value less cost to sell of the Converged Services assets held for sale, and the reported amounts of revenues and expenses during the reporting periods. Management reviews its estimates, including those related to recoverability and useful lives of assets as well as liabilities for income taxes and pension benefits. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those reported estimates.

Cash and cash equivalents: The Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times, these investments may be in excess of FDIC insurance limits. Cash equivalents (comprised entirely of institutional cash management funds) were $18.6 million at December 31, 2010. No cash equivalents were held at December 31, 2011.

Accounts receivable: Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience and industry and local economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances meeting specific criteria are reviewed individually for collectability. All other balances are reviewed on a pooled basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Accounts receivable are concentrated among customers within the Company's geographic service area and large telecommunications companies. Changes in the allowance for doubtful accounts for trade accounts receivable for the years ended December 31, 2011, 2010 and 2009 are summarized below (in thousands):

	2011	2010	2009
Balance at beginning of year	$ 460	$ 330	$ 127
Bad debt expense	3,243	1,437	1,080
Losses charged to allowance	(3,304)	(1,569)	(887)
Recoveries added to allowance	439	262	10
Balance at end of year	$ 838	$ 460	$ 330

Investments: The classifications of debt and equity securities are determined by management at the date individual investments are acquired. The appropriateness of such classification is periodically reassessed. The Company monitors the fair value of all investments, and based on factors such as market conditions, financial information and industry conditions, the Company will reflect impairments in values as is warranted. The classification of those securities and the related accounting policies are as follows:

Investments Carried at Fair Value: Investments in stock and bond mutual funds and investment trusts held within the Company's rabbi trust, which is related to the Company's unfunded Supplemental Executive Retirement Plan, are reported at net asset value, which approximates fair value. Unrealized gains and losses are recognized in earnings.

Other Investments:
Investments Carried at Cost: Investments in common stock in which the Company does not have a significant ownership (less than 20%) and for which there is no ready market, are carried at cost. Information regarding investments carried at cost is reviewed for evidence of impairment in value. Impairments are charged to earnings and a new cost basis for the investment is established.

Equity Method Investments: Investments in partnerships and in unconsolidated corporations where the Company's ownership is 20% or more, or where the Company otherwise has the ability to exercise significant influence, are reported under the equity method. Under this method, the Company's equity in earnings or losses of investees is reflected in earnings. Distributions received reduce the carrying value of these investments. The Company recognizes a loss when there is a decline in value of the investment which is other than a temporary decline.

Materials and supplies: New and reusable materials are carried in inventory at the lower of average cost or market value. Inventory held for sale, such as telephones and accessories, are carried at the lower of average cost or market value. Non-reusable material is carried at estimated salvage value.

Property, plant and equipment: Property, plant and equipment is stated at cost. The Company capitalizes all costs associated with the purchase, deployment and installation of property, plant and equipment, including interest on major capital projects during the period of their construction. Expenditures, including those on leased assets, which extend the useful life or increase its utility, are capitalized. Maintenance expense is recognized when repairs are performed. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Depreciation and amortization is not included in the income statement line items "Cost of goods and services" or "Selling, general and administrative." Depreciation lives are assigned to assets based on their estimated useful lives. Leasehold improvements are depreciated over the lesser of their useful lives or respective lease terms. The Company takes technology changes into consideration as it assigns the estimated useful lives, and monitors the remaining useful lives of asset groups to reasonably match the remaining economic life with the useful life and makes adjustments when necessary.

Valuation of long-lived assets: Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Fair value: Financial instruments presented on the consolidated balance sheets that approximate fair value include: cash and cash equivalents, receivables, investments carried at fair value, payables, accrued liabilities, interest rate swap and variable rate long-term debt.

The Company measures its interest rate swap at fair value based on information provided by the counterparty and recognizes it as a liability on the Company's consolidated balance sheet. Changes in the fair value of the swap are recognized in interest expense, as the Company did not designate the swap agreement as a cash flow hedge for accounting purposes.

The July 2010 credit agreement (see note 5) provided that the Company enter into a hedge agreement for a minimum notional value of approximately $63 million, and for a minimum term of 3 years, to manage a portion of its exposure to interest rate movements by converting a portion of its long-term debt from variable to fixed rates.

Asset retirement obligations: The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset, which is depreciated over the life of the tangible long-lived asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company records the retirement obligation on towers owned and cell site improvements where there is a legal obligation to remove the tower or cell site improvements and restore the site to its original condition, as required by certain operating leases and applicable zoning ordinances of certain jurisdictions, at the time the Company discontinues its use. The obligations are estimated and vary based on the size of the towers. The Company's cost to remove the tower or cell site improvements is amortized over the life of the tower. Changes in the liability for asset removal obligations for the years ended December 31, 2011, 2010 and 2009 are summarized below (in thousands):

	2011	2010	2009
Balance at beginning of year	$ 6,542	$ 5,966	$ 4,393
Additional liabilities accrued	556	309	1,227
Accretion expense	512	267	346
Balance at end of year	$ 7,610	$ 6,542	$ 5,966

Cost in excess of net assets of businesses acquired (goodwill) and intangible assets: In connection with the acquisition of a business, a portion of the purchase price may be allocated to identifiable intangible assets with indefinite lives, such as franchise rights, and goodwill, which is the excess of the total purchase price over the fair values of the net tangible and identifiable intangible assets. Goodwill and intangible assets with indefinite lives are assessed annually, at November 30, for impairment and in interim periods if certain events occur indicating that the carrying value may be impaired. No impairments of goodwill or of intangible assets with indefinite lives were required to be recorded in the years ended December 31, 2011, 2010 or 2009. Goodwill is allocated to the reporting segment responsible for the acquisition that gave rise to the goodwill.

The following table presents the goodwill balance allocated by segment and changes in the balances for the years ended

December 31, 2011 and 2010 (in thousands):

	CATV Segment	Wireline Segment	Total
Balance as of December 31, 2009	4,409	9	4,418
Acquisition (1)	6,467	-	6,467
Acquisition (2)	77	-	77
Balance as of December 31, 2010	$ 10,953	$ 9	$ 10,962
No activity	-	-	-
Balance as of December 31, 2011	$ 10,953	$ 9	$ 10,962

(1) Goodwill resulting from the acquisition of JetBroadBand (Note 14).
(2) Goodwill resulting from the acquisition of Suddenlink (Note 14).

Intangible assets consist of the following at December 31, 2011 and 2010 (in thousands):

	2011			2010		
	Gross Carrying Amount	Accum-ulated Amort-ization	Net	Gross Carrying Amount	Accum-ulated Amort-ization	Net
Intangible assets subject to amortization:						
Business contracts	$ 2,054	$ (238)	$ 1,816	$ 700	$ (141)	$ 559
Acquired subscriber base	32,203	(16,893)	15,310	32,203	(6,593)	25,610
	$ 34,257	$(17,131)	$ 17,126	$ 32,903	$ (6,734)	$ 26,169
Non-amortizing intangible assets:						
Cable franchise rights	$ 64,181	$ -	$ 64,181	$ 64,181	$ -	$ 64,181
Railroad crossing rights	39	-	39	39	-	39
	$ 64,220	$ -	$ 64,220	$ 64,220	$ -	$ 64,220
Total intangibles	$ 98,477	$(17,131)	$ 81,346	$ 97,123	$(6,734)	$ 90,389

For the years ended December 31, 2011, 2010 and 2009, amortization expense related to intangible assets was approximately $10.4 million, $6.1 million and $0.6 million, respectively. The 2010 increase resulted primarily from accelerated amortization on the PCS prepaid subscriber acquisition asset and the acquired subscriber base related to the JetBroadband acquisition, both acquired in July 2010. The 2011 increase reflects the full year impact of the 2010 acquisitions.

Aggregate amortization expense for intangible assets for the periods shown is expected to be as follows:

Year Ending December 31,	Amount *(in thousands)*
2012	$ 6,243
2013	4,141
2014	2,570
2015	1,414
2016	943

Retirement plans: Prior to January 31, 2007, the Company maintained a noncontributory defined benefit plan covering substantially all employees. Effective January 31, 2007, the Company froze benefits payable under this plan, and following the receipt of a favorable tax determination letter from the IRS, the Company completed the settlement of the defined benefit plan in June 2010.

The Company also maintains a Supplemental Executive Retirement Plan ("SERP") for selected employees. This is an unfunded defined contribution plan and is maintained primarily for the purpose of providing additional retirement benefits for a select group of management employees. The Company created and funded a rabbi trust to hold assets equal to the liabilities under this plan. Effective in June 2010, the Company ceased making employer contributions to this plan. Participant balances and earnings on them continue to be maintained for this plan.

The Company also maintains a defined contribution 401(k) plan under which substantially all employees may defer a portion of their earnings on a pretax basis, up to the allowable federal maximum. The Company may make matching and discretionary contributions to this plan.

None of the funded retirement plans directly holds Company stock in the plan's portfolio.

Income taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the recoverability of tax assets generated on a state-by-state basis from net operating losses apportioned to that state. Management uses a more likely than not threshold to make that determination and has concluded that at December 31, 2011 and 2010, a valuation allowance against certain deferred tax assets is necessary, as discussed in Note 6.

Revenue recognition: The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered or products have been delivered, the price to the buyer is fixed and determinable and collectability is reasonably assured. Revenues are recognized by the Company based on the various types of transactions generating the revenue. For services, revenue is recognized as the services are performed. For equipment sales, revenue is recognized when the sales transaction is complete.

Under the Sprint Nextel Management Agreement, postpaid wireless service revenues are reported net of an 8% Management Fee and, since its imposition effective January 1, 2007, an 8.8% Net Service Fee retained by Sprint Nextel. The Net Service Fee increased to 12% effective June 1, 2010. Prepaid wireless service revenues are reported net of a 6% Management Fee retained by Sprint Nextel. See Note 7 for additional information about the Management Fee and Net Service Fee.

The Company enters into revenue arrangements that may involve multiple revenue-generating activities, i.e., the delivery or performance of multiple products, services, and/or rights to use assets. In accounting for these arrangements, separate contracts with the same party, entered into at or near the same time, will be presumed to be a bundled transaction, and the consideration will be measured and allocated to the separate units based on their relative fair values. The Company has evaluated each arrangement entered into by the Company for each sales channel, and the Company continues to monitor arrangements with its sales channels to determine if any changes in revenue recognition need to be made. Substantially all of the activation fee revenue recognized at the time a related wireless handset is sold is classified as equipment revenue.

Earnings per share: Basic net income per share was computed on the weighted average number of shares outstanding. Diluted net income per share was computed under the treasury stock method, assuming the conversion as of the beginning of the period, for all dilutive stock options. Of 503 thousand, 435 thousand, and 394 thousand shares and options outstanding at December 31, 2011, 2010 and 2009, respectively, 352 thousand, 265 thousand and 276 thousand were anti-dilutive, respectively. These options have been excluded from the computation of diluted earnings per share shown below. There were no adjustments to net income in the computation of diluted earnings per share for any of the years presented.

The following tables show the computation of basic and diluted earnings per share for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
	(in thousands, except per share amounts)		
Basic income per share			
Net income	$ 12,993	$ 18,075	$ 15,092
Weighted average shares outstanding	23,781	23,730	23,639
Basic income per share	$ 0.55	$ 0.76	$ 0.64
Effect of stock options outstanding:			
Weighted average shares outstanding	23,781	23,730	23,639
Assumed exercise, at the strike price at the beginning of year	231	118	174
Assumed repurchase of shares under treasury stock method	(186)	(25)	(112)
Diluted weighted average shares	23,826	23,823	23,701
Diluted income per share	$ 0.55	$ 0.76	$ 0.64

Recently Issued Accounting Standards:

As of December 31, 2011, there were no recently issued but not yet effective accounting pronouncements that would have a material impact on the Company's financial statements.

Note 2. Discontinued Operations

The Company has announced its intention to sell its Converged Services operation, and the assets and liabilities related to this operation were reclassified as held for sale in the consolidated balance sheet. The historical operating results of the entity have been reclassified as discontinued operations for all periods presented, and depreciation and amortization on long-lived assets was discontinued. Converged Services does not include the Company's Converged Services of West Virginia subsidiary, which was established to provide fiber-to-the-home services and is currently largely inactive. Its operating results are included in the "Wireline" category in the Company's segment financial statements.

Certain costs historically charged or allocated to the Converged Services segment cannot be allocated to discontinued operations. As a result, certain general corporate overhead costs, affiliated interest charges, and certain investment gains and losses have been excluded from the reported discontinued operations. These items have been reclassified to the "Other" category in the segment financial statements for all reported periods (see Note 15).

Assets and liabilities held for sale consisted of the following (in thousands):

	December 31, 2011	December 31, 2010
Assets:		
Property, plant and equipment, net	$ 2,424	$ 6,614
Intangible assets, net	-	706
Deferred charges	-	1,310
Other assets	373	675
Assets held for sale	$ 2,797	$ 9,305
Liabilities:		
Other liabilities	$ 267	$ 910

Discontinued operations included the following amounts of operating revenue and loss before income taxes:

	Years Ended December 31,		
	2011	2010	2009
	(in thousands)		
Operating revenues	$ 10,516	$ 12,929	$ 13,398
Loss before income taxes	$ (904)	$ (1,179)	$ (16,567)

During 2009, based upon changes in the marketplace for this type of asset and developments in the process of selling these assets, the Company determined that the fair value of Converged Services had declined from earlier estimates. Accordingly, the Company recorded an impairment loss of $17.5 million ($10.7 million, net of taxes) to reduce the carrying value of these assets to their estimated fair value less cost to sell. During the fourth quarter of 2010, based upon developments in the process of selling these assets, the Company determined that the fair value of Converged Services had declined from earlier estimates. Accordingly, the Company recorded an impairment loss of $1.9 million ($1.1 million, net of taxes) to further reduce the carrying value of these assets to their revised estimated fair value less cost to sell.

During the first quarter of 2011, the Company made the decision to transfer service contracts and related equipment for five Converged Services' properties that were within the Shentel Cable franchised cable footprint and could be serviced by the Company's nearby cable headends. These properties, with an aggregate net book value of approximately $0.4 million, were transferred to Shentel Cable and have been reclassified from discontinued operations for all prior periods. The Company recorded an adjustment to depreciation expense of $0.1 million to reduce the carrying value of the assets transferred to the lower of their carrying value net of the impairment charge or the carrying value as if depreciation had been recorded on these assets at all times.

The Company sold service contracts and related equipment for $1.2 million during the second and third quarters of 2011. Proceeds received approximated the carrying values of the assets sold. During the third quarter of 2011, based upon developments in the process of selling the remaining assets, the Company determined that the fair value of the remaining Converged Services had declined from earlier estimates. Accordingly, the Company recorded an impairment loss of $0.6 million ($0.4 million, net of taxes) to further reduce the carrying value of these assets to their revised estimated fair value less cost to sell.

During the fourth quarter of 2011, the Company sold service contracts and related equipment for $4.0 million, of which $2.2 million is in escrow at December 31, 2011. As of December 31, 2011, negotiations to complete the sale of the remaining properties continue.

Note 3. Investments

The Company has three classifications of investments: investments carried at fair value, investments carried at cost, and equity method investments. See Note 1 for definitions of each classification of investment.

At December 31, 2011 and 2010, investments carried at fair value consisted of:

	2011	2010
	(in thousands)	
Cash management trust	$ 197	$ 186
Taxable bond funds	96	177
Domestic equity funds	1,232	1,314
International equity funds	635	610
	$ 2,160	$ 2,287

Investments carried at fair value were acquired under a rabbi trust arrangement related to the Company's SERP. The Company purchases investments in the trust to mirror the investment elections of participants in the SERP; gains and losses on the investments in the trust are reflected as increases or decreases in the liability owed to the participants. During the years ended December 31, 2011, 2010 and 2009, the Company recorded unrealized losses of $132 thousand during 2011, unrealized gains of $187 thousand during 2010, and unrealized gains of $580 thousand during 2009. Sales of investments resulted in the recognition of $27 thousand, $8 thousand and $201 thousand of realized losses in 2011, 2010 and 2009, respectively. Fair values for these investments are determined by quoted market prices ("level 1 fair values") for the underlying mutual funds, which may be based upon net asset value.

At December 31, 2011 and 2010, other investments, comprised of equity securities which do not have readily determinable fair values, consist of the following:

	2011	2010
	(in thousands)	
Cost method:		
NECA Services, Inc.	$ 505	$ 505
CoBank	2,747	2,557
Other	255	252
	3,507	3,314
Equity method:		
Dolphin Communications Fund II, L.P.	514	1,266
Burton Partnership	1,708	1,799
Other	416	424
	2,638	3,489
Total other investments	$ 6,145	$ 6,803

The Company's investment in CoBank increased $190 thousand and $175 thousand in the years ended December 31, 2011 and 2010, respectively, due to the ongoing patronage earned from the outstanding investment and loan balances the Company has with CoBank.

In the year ended December 31, 2011, the Company received distributions from its equity investments totaling $398 thousand in cash and securities, and invested $84 thousand in two equity investments. The Dolphin Communications Parallel Fund II, LP investment generated $314 thousand of the distributions and $75 thousand of the additional investments shown above, as well as recording a net loss of approximately $513 thousand in the year ended December 31, 2011. Other equity investments had a net loss of $24 thousand in the year ended December 31, 2011.

The Company's ownership interests in equity method investees were unchanged during 2011.

Note 4. Property, Plant and Equipment

Property, plant and equipment consists of the following at December 31, 2011 and 2010:

	Estimated Useful Lives	2011	2010
		(in thousands)	
Land		$ 3,087	$ 2,409
Buildings and structures	15 – 40 years	71,934	67,168
Cable and wire	4 – 40 years	155,884	137,676
Equipment and software	2 – 16.7 years	305,362	259,405
Plant in service		$ 536,267	$ 466,658
Plant under construction		12,389	25,515
		548,656	492,173
Less accumulated amortization and depreciation		237,902	212,122

Property, plant and equipment, net	$	310,754	$	280,051

During 2011, the Company traded in certain PCS equipment for equipment with additional capacity and received credits of $2.9 million against the fair value purchase price of the new equipment. The Company recognized gains of $1.8 million for the difference between the book value of the equipment traded in and the trade-in credit received.

Note 5. Long-Term Debt and Revolving Lines of Credit

Total debt consists of the following at December 31, 2011 and 2010:

		Interest Rate		2011		2010
				(in thousands)		
CoBank (term loan)	Fixed	7.37%	$	4,524	$	6,984
CoBank Term Loan A	Variable	3.30%		175,565		187,428
Other debt		Various		486		700
				180,575		195,112
Current maturities				21,913		14,823
Total long-term debt			$	158,662	$	180,289

The Company receives patronage credits from CoBank, which are not reflected in the stated rates shown above. Patronage credits are a distribution of profits of CoBank, which is a cooperative required to distribute its profits to its members. During both the first quarters of 2011 and 2010, the Company received patronage credits of approximately 100 basis points on its outstanding CoBank debt balance. The Company accrued 100 basis points in the year ended December 31, 2011, in anticipation of the early 2012 distribution of the credits by CoBank. Patronage credits are typically paid 65% in cash, with the balance paid in shares of CoBank stock.

On July 30, 2010, the Company executed a syndicated Credit Agreement for the purpose of refinancing the Company's existing outstanding debt, funding the purchase price of the JetBroadBand acquisition, funding planned capital expenditures to upgrade the acquired cable networks, and other corporate needs.

As of December 31, 2011, the Company's indebtedness totaled $180.6 million, with an annualized overall weighted average interest rate of approximately 3.62%. The balance included $4.5 million fixed at 7.37% (the Fixed Term Loan Facility, described further below), and $175.6 million of the Term Loan A Facility at a variable rate (3.30% as of December 31, 2011) that resets monthly based on one month LIBOR plus a base rate of 3.00% currently. These loans are more fully described below.

The Credit Agreement provided for three facilities, a Term Loan Facility, a Revolver Facility, and an Incremental Term Loan Facility. The Term Loan Facility totaled $198 million and was fully drawn for the purposes described above. The Term Loan Facility has two parts, the Fixed Term Loan Facility of initially approximately $8 million in aggregate principal amount, and the Term Loan A Facility of initially $189.8 million in aggregate principal amount. The Fixed Term Loan Facility is required to be repaid in monthly installments of approximately $200 thousand of principal, plus interest at 7.37%, through August 2013. The Term Loan A Facility required quarterly principal repayments of $2.4 million that began on December 31, 2010 and continued through September 30, 2011, increasing to $4.7 million quarterly thereafter through September 30, 2015, with the remaining expected balance of approximately $104 million due December 31, 2015. The Term Loan A Facility is expected to bear interest at a base rate based upon one month LIBOR plus a spread determined by the Company's Total Leverage Ratio, initially 3.50%; the Company may elect to use other rates as the base, but does not currently expect to do so. During April 2011, the Company negotiated a reduction in the spread from 3.50% to 3.00%.

The Revolver Facility provides for $50 million in availability for future capital expenditures and general corporate needs. In addition, the Credit Agreement permits the Company to enter into one or more Incremental Term Loan Facilities in the aggregate principal amount not to exceed $100 million subject to compliance with certain covenants. No draw has been made under either of these facilities. The Company anticipates using these facilities during 2012 due to its capital spending plans. When and if a draw is made, the maturity date and interest rate options would be substantially identical to the Term Loan A Facility. Repayment provisions would be agreed to at the time of each draw under the Incremental Term Loan Facility.

The Credit Agreement required the Company to enter into a hedge agreement to manage its exposure to interest rate movements. The Company entered into a pay fixed, receive variable swap on $63 million notional principal for three years, with the notional amount declining pro rata as the principal amount of the Term Loan A is repaid. The Company receives one month LIBOR and pays a fixed rate of 1.00% in addition to the 3.00% spread on the Term Loan A Facility.

The Credit Agreement contains affirmative and negative covenants customary to secured credit facilities, including covenants restricting the ability of the Company and its subsidiaries, subject to negotiated exceptions, to incur additional indebtedness and additional liens on their assets, engage in mergers or acquisitions or dispose of assets, pay dividends or make other distributions, voluntarily prepay other indebtedness, enter into transactions with affiliated persons, make investments, and change the nature of the Company's and its subsidiaries' businesses.

Indebtedness outstanding under any of the facilities may be accelerated by an Event of Default, as defined in the Credit Agreement.

The Facilities are secured by a pledge by the Company of its stock in its subsidiaries, a guarantee by the Company's subsidiaries other than Shenandoah Telephone Company or Shentel Converged Services, Inc., and a security interest in all of the assets of the guarantors.

The Company is subject to certain financial covenants to be measured on a trailing twelve month basis each calendar quarter unless otherwise specified. These covenants include:

- a limitation on the Company's total leverage ratio, defined as indebtedness divided by earnings before interest, taxes, depreciation and amortization, or EBITDA, of less than or equal to 2.50 to 1.00 from March 31, 2011, to December 31, 2012, and 2.00 to 1.00 thereafter;
- a minimum debt service coverage ratio, defined as EBITDA divided by the sum of all scheduled principal payments on the Term Loans and regularly scheduled principal payments on other indebtedness plus cash interest expense, greater than 2.25 to 1.00 from the closing date through December 31, 2012, then 2.50 to 1.00 thereafter;
- a minimum equity to assets ratio, defined as consolidated total assets minus consolidated total liabilities, divided by consolidated total assets, of at least 0.35 to 1.00 at all times, measured at each fiscal quarter end;
- a minimum fixed charge coverage ratio, defined as EBITDA divided by fixed charges (defined as cash interest expense plus scheduled principal payments to be made on indebtedness plus capital expenditures other than capital expenditures acquired pursuant to a capital lease through the reinvestment of net proceeds of permitted asset dispositions or the sale of Shentel Converged Services, Inc. plus cash income taxes plus cash dividends and distributions), greater than 0.80 to 1.00 from the closing date through December 31, 2012, then 0.90 to 1.00 through December 31, 2013, and 1.00 to 1.00 thereafter; and,
- the Company must maintain a minimum liquidity balance, defined as availability under the Revolver Facility plus unrestricted cash and cash equivalents other than cash and cash equivalents held in the name of an Excluded Subsidiary, of greater than $15 million at all times.

As of December 31, 2011, the Company was in compliance with the covenants in its credit agreements. On January 31, 2012, the Company amended the Credit Agreement to remove the fixed charge coverage ratio for all future periods.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2011 are as follows:

Year	Amount
	(in thousands)
2012	$ 21,913
2013	20,857
2014	18,980
2015	118,625
2016	-
Later years	200
	$ 180,575

The estimated fair value of fixed rate debt instruments as of December 31, 2011 and 2010 was approximately equal to its carrying value at each date, given the rates on the outstanding debt and the relatively short term to maturity. The estimated fair value of the variable rate debt is assumed to approximate its carrying value. The fair value of the Company's derivative was a liability of $452 thousand and $41 thousand at December 31, 2011 and 2010, respectively.

Note 6. Income Taxes

Total income taxes for the years ended December 31, 2011, 2010 and 2009 were allocated as follows:

	2011	2010	2009
		(in thousands)	
Income tax expense on continuing operations	$ 10,667	$ 13,393	$ 17,510
Income tax benefit on discontinued operations	(359)	(480)	(6,507)
Shareholders' equity, for compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	(5)	(70)	(63)
Accumulated other comprehensive income for changes in unrecognized actuarial losses on pensions	-	1,549	55
	$ 10,303	$ 14,392	$ 10,995

The Company and its subsidiaries file income tax returns in several jurisdictions. The provision for the federal and state income taxes attributable to income from continuing operations consists of the following components:

	Years Ended December 31,		
	2011	2010	2009
		(in thousands)	
Current expense (benefit)			
Federal taxes	$ (8,539)	$ 6,240	$ 12,536
State taxes	3,233	2,535	3,979
Total current provision (benefit)	(5,306)	8,775	16,515
Deferred expense (benefit)			
Federal taxes	15,749	3,991	1,787
State taxes	224	627	(792)
Total deferred provision	15,973	4,618	995
Income tax expense on continuing operations	$ 10,667	$ 13,393	$ 17,510

A reconciliation of income taxes determined by applying the federal and state tax rates to income from continuing operations is as follows for the years ended December 31, 2011, 2010 and 2009:

	Years Ended December 31,		
	2011	2010	2009
		(in thousands)	
Computed "expected" tax expense (35%)	$ 8,472	$ 11,258	$ 14,932
State income taxes, net of federal tax effect	2,247	2,055	2,071
Other, net	(52)	80	507
Income tax expense on continuing operations	$ 10,667	$ 13,393	$ 17,510

Net deferred tax assets and liabilities consist of the following at December 31, 2011 and 2010:

	2011	2010
Deferred tax assets:	*(in thousands)*	
State net operating loss carry-forwards, net of federal tax	$ 590	$ 707
Lease obligations	1,168	1,073
Deferred revenues	64	242
Accrued pension/ERO costs	902	962
Loss on investments, net	783	564
Accrued compensation costs	697	274
Inventory reserves	80	152
Asset retirement obligations	3,131	2,688
Allowance for doubtful accounts	320	173
Other, net	256	238
Total gross deferred tax assets	7,991	7,073
Less valuation allowance	(518)	(629)
Net deferred tax assets	7,473	6,444
Deferred tax liabilities:		
Plant and equipment, including intangibles	58,593	41,592
Deferred activation charges	53	52
Total gross deferred tax liabilities	58,646	41,644
Net deferred tax liabilities	$ 51,173	$ 35,200

In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generating future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it more likely than not that the state net operating loss carry-forwards from its Converged Services segment will not be realized. Primarily as a result of the sales of service contracts and assets described above (see Note 2), the valuation allowance has been reduced by $111 thousand during 2011, bringing the total valuation allowance to $518 thousand at December 31, 2011. The Company has generated net operating loss carry-forwards of approximately $13.4 million from its operations in several states. These carry-forwards expire at varying dates beginning in the year 2019 and ending in 2031.

A Federal net operating loss was generated in 2011 in the amount of $25 million, which is primarily attributable to 100% bonus depreciation. The Federal net operating loss expires in 2031, but is expected to be fully realized with a carryback refund claim.

As of December 31, 2011 and 2010, the Company had no unrecognized tax benefits. It is the Company's policy to record interest and penalties related to unrecognized tax benefits in income before taxes.

The Company files U.S. federal income tax returns and various state and local income tax returns. With few exceptions, years prior to 2008 are no longer subject to examination. The Company is under audit in the state of Maryland for the 2007, 2008 and 2009 tax years, which is estimated to begin in May, 2012. The Company is under audit in the state of Pennsylvania for the 2009 tax year, which is estimated to begin in December, 2012. No other state or federal income tax audits were in process as of December 31, 2011.

Note 7. Significant Contractual Relationship

In 1999, the Company executed a Management Agreement (the "Agreement") with Sprint Nextel whereby the Company committed to construct and operate a PCS network using CDMA air interface technology. Under the Agreement, the Company is the exclusive PCS Affiliate of Sprint Nextel providing wireless mobility communications network products and services on the 1900 MHz band in its territory which extends from Altoona, York and Harrisburg, Pennsylvania, and south along the Interstate 81 corridor through Western Maryland, the panhandle of West Virginia, to Harrisonburg, Virginia. The Company is authorized to use the Sprint brand in its territory, and operate its network under the Sprint Nextel radio spectrum license. As an exclusive PCS Affiliate of Sprint Nextel, the Company has the exclusive right to build, own and maintain its portion of Sprint Nextel's nationwide PCS network, in the aforementioned areas, to Sprint Nextel's specifications. The initial term of the Agreement is for 20 years and is automatically renewable for three 10-year options, unless terminated by either party under provisions outlined in the Agreement; the Agreement has been amended several times, most recently during 2011. Upon non-renewal by either party, the Company has either the right or the obligation to sell the business at 80% of "Entire Business Value" ("EBV") as defined in the Agreement. EBV is defined as i) the fair market value of a going concern paid by a willing buyer to a willing seller; ii) valued as if the business will continue to utilize existing brands and operate under existing agreements; and, iii) valued as if Manager (Shentel) owns the spectrum. Determination of EBV is made by an independent appraisal process.

Under the Sprint Nextel agreements, Sprint Nextel provides the Company significant support services such as customer service, billing, collections, long distance, national network operations support, inventory logistics support, use of the Sprint Nextel brand names, national advertising, national distribution and product development. Cost of equipment transactions between the Company and Sprint Nextel relate to inventory purchased and subsidized costs of handsets. These costs also included transactions related to subsidized costs on handsets and commissions paid to Sprint Nextel for sales of handsets through Sprint Nextel's national distribution programs.

In March 2007 effective January 1, 2007, the Company and Sprint Nextel amended the Management Agreement to simplify the method that the companies used to settle certain postpaid revenues and expenses between them. The revenues and expenses for 2006 were used as the basis for the calculation. For 2006, the ratio of net expense due Sprint Nextel for each net revenue dollar (net of credits and bad debt) generated by the Company's wireless customers was 8.8%, known as the Net Service Fee. The Net Service Fee percentage was applied to future net revenues to compensate Sprint Nextel for the net expenses due. The amendment allowed either party to annually request a review of the Net Service Fee, with the percentage needing to change by 100 basis points or more in either direction before there would be a change in the Net Service Fee, with the maximum Net Service Fee not exceeding 12%.

In the second quarter of 2010, Sprint Nextel for the first time exercised their option to review the postpaid Net Service Fee percentage, and effective June 2010, the Net Service Fee increased to 12%, the maximum allowed by contract. The Net Service Fee will remain at 12% until either party requests a review and the review determines that the underlying costs have changed, causing the Fee percentage to drop 100 basis points or more.

The Company's PCS subsidiary is dependent upon Sprint Nextel's ability to execute certain functions such as billing, customer care, collections and other operating activities under the Company's agreements with Sprint Nextel. Due to the high degree of integration within many of the Sprint Nextel systems, and the Company's dependency on these systems, in many cases it would be difficult for the Company to perform these services in-house or to outsource the services to another provider. If Sprint Nextel is unable to perform any such service, the change could result in increased operating expenses and have an adverse impact on the Company's operating results and cash flow. In addition, the Company's ability to attract and maintain a sufficient customer base is critical to generating positive cash flow from operations and profits for its PCS operation. Changes in technology, increased competition, or economic conditions in the wireless industry or the economy in general, individually and/or collectively, could have an adverse effect on the Company's financial position and results of operations.

On July 8, 2010, the Company acquired the right to receive a share of revenues from approximately 50,000 Virgin Mobile customers in our service area, and effective July 11, 2010, the Company began selling Virgin Mobile and Boost prepaid products and services in its PCS network coverage area. Prepaid revenues received from Sprint Nextel are reported gross of expenses passed through from Sprint Nextel. The Company pays handset subsidies to Sprint Nextel for the difference between the selling price of handsets and their cost, in the aggregate and as a net cost. Many of the revenue and expense components reported to us by Sprint Nextel are based on Sprint Nextel's national averages for prepaid services, rather than being specifically determined by customers homed in our geographic service areas.

The Company recognizes amortization on the $6.9 million capitalized purchase price of the acquired subscriber base for the 50,000 acquired Virgin Mobile subscribers. The amortization of the acquired subscriber base will approximate the life of the customers acquired, gradually decreasing over the expected four year life of this asset.

On February 1, 2012, the Company signed Addendum XII to its Affiliate Agreement with Sprint Nextel that paves the way to building a 4G LTE network in the Company's service area. The Company will mirror Sprint's Network Vision architecture using Alcatel Lucent equipment.

In addition to adding 4G services to the Company's network, the Addendum gives the Company access to additional 1900 and 800 MHz spectrum, extends the initial term of the contract five years from 2019 to 2024 and increases the cap on the Net Service Fee from 12% to 14% on July 1, 2013.

The Sprint Nextel agreements require the Company to maintain certain minimum network performance standards and to meet other performance requirements. The Company was in compliance in all material respects with these requirements as of December 31, 2011.

Note 8. Related Party Transactions

ValleyNet, an equity method investee of the Company, resells capacity on the Company's fiber network under an operating lease agreement. Facility lease revenue from ValleyNet was approximately $3.1 million, $3.3 million and $3.5 million in the years ended December 31, 2011, 2010 and 2009, respectively. At December 31, 2011 and 2010, the Company had accounts receivable from ValleyNet of approximately $0.2 million and $0.3 million, respectively. The Company's PCS operating subsidiary leases capacity through ValleyNet. Payment for usage of these facilities was $0.8 million, $0.8 million and $1.3 million in the years ended December 31, 2011, 2010 and 2009, respectively.

Note 9. Retirement Plans

The Company maintains a defined contribution 401(k) plan. The Company previously maintained a noncontributory defined benefit pension plan which was frozen as of January 31, 2007. The Company received a favorable determination letter from the IRS in February 2010 and settled and terminated the defined benefit pension plan during the second quarter of 2010.

The following table presents the defined benefit plan's funded status and amounts recognized in the Company's consolidated financial statements.

	2010
	(in thousands)
Change in benefit obligation:	
Benefit obligation, beginning	$ 11,887
Interest cost	96
Actuarial (gain) loss	257
Benefits paid	(12,240)
Benefit obligation, ending	-
Change in plan assets:	
Fair value of plan assets, beginning	11,252
Actual return on plan assets	1
Benefits paid	(12,240)
Contributions made	987
Fair value of plan assets, ending	-
Funded status	-
Unrecognized net loss	-
Accrued benefit cost	$ -

Components of net periodic benefit costs:

	2010	2009
Interest cost	$ 96	$ 512
Expected return on plan assets	-	(579)
Amortization of net loss	41	26
Net periodic benefit cost	$ 137	$ (41)
Other changes in plan assets and benefit obligations recognized in other comprehensive income:		
Amortization of net loss	(41)	(26)
Net loss (gain) for the period	257	(47)
Settlement charge	(3,580)	-
Total recognized in net periodic benefit cost and other comprehensive income	$ (3,227)	$ (114)

Weighted average assumptions used by the Company in the determination of net pension cost for the year ended December 31, 2009 were as follows:

	2009
Discount rate	4.52%
Rate of increase in compensation level	-%
Expected long-term rate of return on plan assets	6.50%

Contributions

The Company received approval from the IRS to terminate the plan and completed the settlement of benefits and termination of the plan in June 2010. The Company contributed approximately $1.0 million to the plan, and distributed approximately $12.2 million to participants, mostly during the second quarter of 2010. Distributions included lump sum payments to individual participants, rollovers to other qualified plans, and purchases of non-participating annuities. The Company contributed $1.5 million to the plan during the year ended December 31, 2009.

The Company's matching and employer discretionary contributions to the defined contribution 401(k) plan were approximately $1.9 million, $1.5 million and $1.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

In May 2003, the Company adopted an unfunded nonqualified Supplemental Executive Retirement Plan (the "SERP") for named executives. The SERP was amended effective January 1, 2007 from a defined benefit plan to a defined contribution plan. The amended plan is non-contributory. Through June 2010, the Company credited each participant's account with a contribution of 7% of compensation (generally, base pay plus incentive pay), and 5% of a participant's compensation in excess of IRS or ERISA limitations on compensation under the 401(k) plan. During June 2010, the Company curtailed future participation in the Company's SERP. Current participants may remain in the SERP and will continue to earn returns (either gains or losses) on invested balances, but the Company will make no further contributions to the SERP and no new participants will be eligible to join the SERP. As a result of the curtailment, the Company recognized a curtailment loss of $666 thousand, consisting of actuarial losses previously recorded in other comprehensive income.

The Company contributed $67,000 and $122,000 to the participants' accounts under the SERP during 2010 and 2009, respectively. At December 31, 2011 and 2010, the total liability due to participants in the SERP was $2.2 million and $2.3 million, respectively.

In order to provide some protection to the participants, the Company created a rabbi trust to hold assets sufficient to pay obligations under the SERP. Assets within the trust were invested to mirror participant elections as to investment options (a mix of stock and bond mutual funds); investment income, gains and losses in the trust were used to determine investment returns on the participants' balances in the SERP.

Note 10. Stock Incentive Plans

The Company maintains two shareholder-approved Company Stock Incentive Plans providing for the grant of equity based incentive compensation to essentially all employees. The 1995 Plan authorized grants of up to 1,440,000 shares of common stock over a ten-year period beginning in 1996. The term of the 1995 Plan expired in February of 2006. The 2005 Plan authorizes grants of up to 1,440,000 shares over a ten-year period beginning in 2005. Under both Plans, grants may take the form of stock awards, awards of options to acquire stock, stock appreciation rights, and other forms of equity based compensation. Prior to 2007, most awards were granted in the form of options to acquire stock; since 2007, both options to acquire stock and stock awards were granted. The option price for all grants has been the current market price at the time of the grant.

Option Awards

During 2011 and 2010, the Company granted stock options to certain management employees. These grants consisted of incentive and non-qualified stock options, vesting 25% annually on the first through fourth anniversaries of the grant date, and having a maximum ten year life. During 2009, the Company granted stock options to all employees with more than one year of service at the date of grant. This grant consisted of incentive and non-qualified stock options, vesting 20% annually on the first through fifth anniversaries of the grant date, and having a maximum seven year life.

The fair values of these grants were estimated at the respective grant dates using a Black-Scholes option-pricing model with the following assumptions:

	2011	2010	2009
Dividend rate	1.99%	1.90%	1.09%
Risk-free interest rate	2.73%	2.45%	1.88%
Expected lives of options	6.25 years	6.25 years	5 years
Price volatility	38.45%	39.48%	40.87%

Volatility is based on the historical volatility of the price of the Company's stock over the expected term of the options. The expected term represents the period of time that the options granted are expected to be outstanding. The risk free rate is based on the U.S. Treasury yield curve, in effect at the date the fair value of the options is calculated, with an equivalent term.

Management has made an estimate of expected forfeitures and recognizes compensation costs only for those awards expected to vest. Compensation cost recognized in 2011, 2010 and 2009 totaled $601 thousand, $501 thousand and $555 thousand, respectively, and the income tax benefit for option-based compensation arrangements recognized in 2011, 2010 and 2009 was $80 thousand, $35 thousand and $26 thousand, respectively.

A summary of outstanding options at December 31, 2011, 2010 and 2009 and changes during the years ended on those dates is as follows:

	Options	Weighted Average Grant Price Per Option	Fair Value Per Option
Outstanding December 31, 2008	224,925	$ 12.20	
Granted	169,047	25.26	$ 8.73
Cancelled	(9,780)	25.26	
Exercised	(45,710)	8.92	
Outstanding December 31, 2009	338,482	18.79	
Granted	69,222	16.50	$ 5.70
Cancelled	(7,381)	25.26	
Exercised	(59,215)	10.10	
Outstanding December 31, 2010	341,108	19.69	
Granted	81,343	16.58	$ 5.62
Cancelled	(10,557)	21.87	
Exercised	(5,000)	7.34	
Outstanding December 31, 2011	406,894	$ 19.16	

There were options for 406,894 shares outstanding at December 31, 2011 at a weighted average exercise price of $19.16 per share, an aggregate intrinsic value of $0.2 million and a weighted-average remaining contractual life of 5.4 years. There were options for 152,560 shares exercisable at December 31, 2011 at a weighted average exercise price of $17.24 per share, an aggregate intrinsic value of $0.2 million and a weighted-average remaining contractual life of 3.6 years. The aggregate intrinsic value represents the total pretax intrinsic value of in-the-money options, based on the Company's closing stock price of $10.48 as of December 31, 2011.

During 2011, the total fair value of options vested was $0.5 million; the total intrinsic value of options exercised was $16 thousand. The total cash received as a result of employee stock option exercises was $37 thousand. No actual tax benefit was realized for this exercise.

As of December 31, 2011, the total compensation cost related to non-vested options not yet recognized is $0.7 million which will be recognized over a weighted-average period of 2.6 years.

Stock Awards

In September 2007, the Company granted 68,130 performance shares to all members of the Board of Directors and essentially all employees during 2007. Directors and senior management in the aggregate were granted 23,404 performance shares ("management shares"); all other employees in the aggregate were granted 44,726 performance shares ("employee shares"). Management shares can vest at the fifth, sixth, seventh or eighth anniversary of the grant date if, for the thirty day period ending on the day prior to the respective anniversary date, the average closing price of a share of the Company's common stock exceeds a defined target price. The target price for each anniversary date is equal to the grant date market price ($20.50 per share) plus $1.64 for each year since the grant date. Except for normal retirement, shares will vest only if the target price is achieved and the recipient has remained employed through the anniversary date that the target price is achieved on. Employee shares can vest at the fourth or fifth anniversary of the grant date on otherwise similar terms.

Due to the market condition of achieving a target stock price in order to vest, the Company determined the grant date fair value of the performance shares, as well as the expected term of the awards, using a Monte Carlo simulation. The following assumptions were used in deriving the grant date fair value and expected term:

	Management Shares	Employee Shares
Assumptions:		
Dividend rate	1.5%	1.5%
Risk free rate	4.44%	4.38%
Annual price volatility	34%	34%
Derived values:		
Fair value per share	$13.20	$12.20
Expected term (years)	5.81	5.38

The Company estimated expected forfeitures of 40% for management shares and 35% for employee shares. Through December 31, 2007, 1,324 employee shares were forfeited due to employees' termination of employment; an additional 6,573 employee shares and 1,992 management shares were forfeited during the year ended December 31, 2008; and 1,544 employee shares and 751 management shares were forfeited during the year ended December 31, 2009. During 2010, an additional 2,531 employee shares were forfeited; no management shares were forfeited during 2010. During 2011, an additional 2,560 employee shares were forfeited; no management shares were forfeited during 2011. During 2011, the Company revised its estimate of management share forfeitures to 15%, adding $48 thousand to recorded compensation expense.

In June 2010, the Company made grants of non-vested shares to 16 management employees. The Company granted 34,142 shares. The shares vest 25% annually. The award was valued at the market price of the Company's common stock on the date of grant ($16.50 per share). Subsequently, one recipient surrendered 730 shares upon termination of employment in 2010, and an additional 1,270 shares were surrendered in 2011. The Company also made a grant of non-vested shares to the non-employee members of the Company's Board of Directors. The Company granted 7,272 shares, valued at the market price of the Company's common stock on the grant date ($16.50 per share). The shares vest 33% annually. During 2011, 8,348 shares and 2,424 shares were vested and distributed from these grants to management employees and non-employee members of the Board of Directors, respectively.

In February 2011, the Company made grants of non-vested shares to 18 management employees. The Company granted 54,075 shares. The shares vest 25% annually. The award was valued at the market price of the Company's common stock on the date of grant ($16.58 per share). Subsequently, one recipient surrendered 2,453 shares upon termination of employment. The Company also made a grant of non-vested shares to the non-employee members of the Company's Board of Directors. The Company granted 8,448 shares, valued at the market price of the Company's common stock on the grant date ($16.58 per share). The shares vest 33% annually.

In April 2011, the Company made grants of non-vested shares to selected other employees. The Company granted 16,184 shares, of which 8,159 were vested and distributed immediately. The remaining shares vest in various schedules over the next four years. The award was valued at the market price of the Company's common stock on the date of grant ($18.06 per share). Subsequently, 450 unvested shares were surrendered upon termination of employment.

The following table recaps the share grant activity described above:

	Shares
Outstanding December 31, 2008	58,241
Granted	-
Cancelled	(2,295)
Vested and issued	-
Outstanding December 31, 2009	55,946
Granted	41,415
Cancelled	(3,261)
Vested and issued	-
Outstanding December 31, 2010	94,100
Granted	78,707
Cancelled	(6,733)
Vested and issued	(18,931)
Outstanding December 31, 2011	147,143

Compensation cost recognized for share awards during 2011, 2010 and 2009, was $1.1 million, $0.3 million and $0.1 million, respectively. The income tax benefit for share-based compensation arrangements was $0.4 million, $0.1 million, and $39 thousand for 2011, 2010 and 2009.

Note 11. Major Customer

The Company has one major customer relationship that is a significant source of revenue. Approximately 55% of total operating revenues for the year ended December 31, 2011, 60% of total operating revenues for the year ended December 31, 2010, and 63% of total operating revenues for the year ended December 31, 2009 were generated by or through Sprint Nextel and its customers using the Company's portion of Sprint Nextel's nationwide PCS network. No other customer relationship generated more than 2.5% of the Company's total operating revenues for the years ended December 31, 2011, 2010 or 2009.

Note 12. Shareholder Rights Plan

Effective as of February 8, 2008, the Board of Directors adopted a Shareholder Rights Plan to replace an expiring plan which was adopted in 1998. Under certain circumstances, holders of each right (granted at one right per share of outstanding common stock) will be entitled to purchase for $40 one half a share of the Company's common stock (or, in certain circumstances, $80 worth of cash, property or other securities of the Company for $40). The rights are neither exercisable nor traded separately from the Company's common stock. The rights are only exercisable if a person or group becomes or attempts to become, the beneficial owner of 15% or more of the Company's common stock. Under the terms of both Shareholder Rights Plans, such a person or group would not be entitled to the benefits of the rights. The new Shareholder Rights Plan provides that the Board of Directors may redeem the outstanding rights at any time for $.001 per right, and except with respect to the redemption price of the rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company. The new Shareholder Rights Plan provides for the Board of Directors to appoint a committee (the "TIDE Committee") that is comprised of independent directors of the Company to review and evaluate the Shareholder Rights Plan in order to consider whether it continues to be in the interest of the Company and its shareholders at least every three years. Following each such review, the TIDE Committee will communicate its conclusions to the full Board of Directors, including any recommendation as to whether the Shareholder Rights Plan should be modified or the Rights should be redeemed. In January 2011, the TIDE Committee recommended to the full Board of Directors, and the Board of Directors approved, that the Shareholder Rights Plan be maintained as originally adopted.

Note 13. Lease Commitments

The Company leases land, buildings and tower space under various non-cancelable agreements, which expire between the years 2012 and 2051 and require various minimum annual rental payments. These leases typically include renewal options and escalation clauses. In general, tower leases have five or ten year initial terms with four renewal terms of five years each. The other leases generally contain certain renewal options for periods ranging from five to twenty years.

Future minimum lease payments under non-cancelable operating leases, including renewals that are reasonably assured at the inception of the lease, with initial variable lease terms in excess of one year as of December 31, 2011 are as follows:

Year Ending	Amount	
	(in thousands)	
2012	$	9,948
2013		9,496
2014		9,195
2015		8,781
2016		8,304
2017 and beyond		39,563
	$	85,287

The Company's total rent expense was $12.4 million, $11.2 million, and $7.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

As lessor, the Company has leased buildings, tower space and telecommunications equipment to other entities under various non-cancelable agreements, which require various minimum annual payments. The total minimum rental receipts at December 31, 2011 are as follows:

Year Ending	Amount	
	(in thousands)	
2012	$	5,114
2013		4,156
2014		3,714
2015		3,156
2016		1,294
2017 and beyond		10,073
	$	27,507

The Company's total rent income was $12.7 million, $11.9 million, and $10.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. Total rent income includes month-to-month leases which are excluded from the table above.

Note 14. Acquisitions

Suddenlink Communications

On December 1, 2010, the Company acquired certain cable operations located in Oakland, Maryland and Salem West Virginia, from Cequel III Communications II, LLC, doing business as Suddenlink Communications, for $4.5 million less working capital adjustments. The Company has included these operations for financial reporting purposes for periods subsequent to the acquisition.

JetBroadBand Holdings, LLC

On July 30, 2010, the Company acquired the cable operations of JetBroadBand Holdings, LLC ("JetBroadBand") for $147.4 million in cash. The purchase price was financed by a credit facility arranged by CoBank, ACB (see Note 5). The Company has included these operations for financial reporting purposes for periods subsequent to the acquisition.

Following are the unaudited pro forma results of the Company for the twelve months ended December 31, 2010 and 2009 as if the acquisition of JetBroadBand had occurred as of January 1, 2009, in millions:

	Twelve Months Ended December 31, 2010	Twelve Months Ended December 31, 2009
Operating revenues	$ 221.8	$ 205.2
Earnings before income taxes	$ 30.5	$ 36.9

The pro forma disclosures shown above are based upon valuations of the assets acquired, liabilities assumed and estimates of depreciation and amortization charges thereon. They should not be construed as representative of actual results that might have been reported had the acquisition actually occurred as of January 1, 2009.

Operating revenues reported in the consolidated statements of income for the year ended December 31, 2010 included revenues of $18.9 million related to the former JetBroadBand entity. The amount of earnings before income taxes related to the former JetBroadBand entity is not readily determinable due to intercompany transactions and allocations that have occurred in connection with the operations of the combined company.

Note 15. Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers. The Company has three reportable segments, which the Company operates and manages as strategic business units organized by lines of business: (1) Wireless, (2) Wireline, and (3) Cable. A fourth segment, Other, primarily includes Shenandoah Telecommunications Company, the parent holding company as well as certain general and administrative costs historically charged to Converged Services that cannot be allocated to discontinued operations.

The Wireless segment provides digital wireless service to a portion of a four-state area covering the region from Harrisburg, York and Altoona, Pennsylvania, to Harrisonburg, Virginia, as a Sprint PCS Affiliate of Sprint Nextel. This segment also owns cell site towers built on leased land, and leases space on these towers to both affiliates and non-affiliated service providers.

The Wireline segment provides regulated and unregulated voice services, dial-up and DSL internet access, and long distance access services throughout Shenandoah County and portions of northwestern Augusta County, Virginia, and leases fiber optic facilities throughout the northern Shenandoah Valley of Virginia, northern Virginia and adjacent areas along the Interstate 81 corridor, including portions of West Virginia and Maryland.

The Cable segment provides video, internet and voice services in Virginia, West Virginia and Maryland. It includes the operations acquired from JetBroadband, LLC, since July 30, 2010, and the operations acquired from Suddenlink since November 30, 2010.

Selected financial data for each segment is as follows:

Year ended December 31, 2011
(In thousands)

	Wireless	Wireline	Cable	Other	Eliminations	Consolidated Totals
External revenues						
Service revenues	$ 137,118	$14,428	$ 59,051	$ -	$ -	$210,597
Other revenues	13,129	18,686	8,733	-	-	40,548
Total external revenues	150,247	33,114	67,784	-	-	251,145
Internal revenues	3,191	16,414	276	-	(19,881)	-
Total operating revenues	153,438	49,528	68,060	-	(19,881)	251,145
Operating expenses						
Costs of goods and services, exclusive of depreciation and amortization shown separately below	56,705	19,702	47,417	125	(17,309)	106,640
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	29,455	7,528	18,827	3,207	(2,572)	56,445
Depreciation and amortization	23,906	8,453	23,198	213	-	55,770
Total operating expenses	110,066	35,683	89,442	3,545	(19,881)	218,855
Operating income (loss)	$ 43,372	$ 13,845	$ (21,382)	$ (3,545)	$ -	$ 32,290

Year ended December 31, 2010
(In thousands)

	Wireless	Wireline	Cable	Other	Eliminations	Consolidated Totals
External revenues						
Service revenues	$ 111,279	$14,241	$ 32,527	$ -	$ -	$158,047
Other revenues	13,575	19,343	4,241	-	-	37,159
Total external revenues	124,854	33,584	36,768	-	-	195,206
Internal revenues	3,034	13,617	51	-	(16,702)	-
Total operating revenues	127,888	47,201	36,819	-	(16,702)	195,206
Operating expenses						
Costs of goods and services, exclusive of depreciation and amortization shown separately below	44,794	17,503	26,904	226	(14,754)	74,673
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	21,558	8,845	13,858	3,259	(1,948)	45,572
Depreciation and amortization	23,187	7,883	11,314	246	-	42,630
Total operating expenses (1)	89,539	34,231	52,076	3,731	(16,702)	162,875
Gain on sale of directory	-	4,000	-			4,000
Operating income (loss)	$ 38,349	$ 16,970	$ (15,257)	$ (3,731)	$ -	$ 36,331

(1) Total operating expenses for 2010 includes $3.8 million of expense, pre-tax, resulting from the settlement of the qualified pension plan and curtailment of the SERP during the second quarter of 2010.

Year ended December 31, 2009
(In thousands)

	Wireless	Wireline	Cable	Other	Eliminations	Consolidated Totals
External revenues						
Service revenues	$ 102,196	$13,296	$ 14,568	$ -	$ -	$130,060
Other revenues	10,839	18,754	1,282	-	-	30,875
Total external revenues	113,035	32,050	15,850	-	-	160,935
Internal revenues	2,660	13,013	32	-	(15,705)	-
Total operating revenues	115,695	45,063	15,882	-	(15,705)	160,935
Operating expenses						
Costs of goods and services, exclusive of depreciation and amortization shown separately below	38,129	16,773	12,731	310	(13,730)	54,213
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	17,098	7,397	5,408	3,224	(1,975)	31,152
Depreciation and amortization	20,293	8,317	3,700	320	-	32,630
Total operating expenses	75,520	32,487	21,839	3,854	(15,705)	117,995
Operating income (loss)	$ 40,175	$ 12,576	$ (5,957)	$ (3,854)	$ -	$ 42,940

A reconciliation of the total of the reportable segments' operating income to consolidated income from continuing operations before income taxes is as follows:

	Years Ended December 31,		
(In thousands)	2011	2010	2009
Total consolidated operating income	$ 32,290	$ 36,331	$ 42,940
Interest expense	(8,289)	(4,716)	(1,361)
Non-operating income, net	204	552	1,083
Income from continuing operations before income taxes	$ 24,205	$ 32,167	$ 42,662

The Company's assets by segment are as follows:

(In thousands)

	December 31, 2011	December 31, 2010
Wireless	$ 147,093	$ 124,854
Wireline	84,456	78,552
Cable	212,683	208,039
Other (includes assets held for sale)	381,230	393,340
Combined totals	825,462	804,785
Inter-segment eliminations	(345,483)	(338,348)
Consolidated totals	$ 479,979	$ 466,437

Note 16. Quarterly Results (unaudited)

The following table shows selected quarterly results for the Company.
(in thousands except per share data)

For the year ended December 31, 2011	First	Second	Third	Fourth	Total
Operating revenues	$ 60,428	$ 61,555	$ 62,657	$ 66,505	$ 251,145
Operating income	7,091	7,994	9,170	8,035	32,290
Net income from continuing operations	3,060	3,038	3,615	3,825	13,538
Net income	3,027	2,992	3,002	3,972	12,993
Net income from continuing operations per share – basic and diluted	$ 0.13	$ 0.13	$ 0.15	$ 0.16	$ 0.57
Net income per share – basic and diluted	0.13	0.13	0.13	0.16	0.55

For the year ended December 31, 2010	First	Second	Third	Fourth	Total
Operating revenues	$ 41,597	$ 42,361	$ 53,233	$ 58,015	$ 195,206
Operating income	11,518	7,790	9,586	7,437	36,331
Net income from continuing operations	6,581	4,513	4,205	3,475	18,774
Net income (loss)	6,754	4,572	4,034	2,715	18,075
Net income from continuing operations per share – basic and diluted	$ 0.28	$ 0.19	$ 0.17	$ 0.15	$ 0.79
Net income per share – basic and diluted	0.29	0.19	0.17	0.11	0.76

Exhibits Index

Exhibit Number	Exhibit Description
3.1	Amended and Restated Articles of Incorporation of Shenandoah Telecommunications Company filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2007.
3.2	Shenandoah Telecommunications Company Bylaws, as amended, filed as Exhibit 3.2 to the Company's Current Report on Form 8-K dated November 16, 2009.
4.1	Rights Agreement, dated as of February 8, 2008 between the Company and American Stock Transfer and Trust Company filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, dated January 25, 2008.
4.2	Shenandoah Telecommunications Company Dividend Reinvestment Plan filed as Exhibit 4.1 to the Company's Registration Statement on Form S-3 (No. 333-74297).
4.3	Specimen representing the Common Stock, no par value, of Shenandoah Telecommunications Company, filed as Exhibit 4.3 to the Company's Report on Form 10-K for the year ended December 31, 2007.
10.1	Shenandoah Telecommunications Company Stock Incentive Plan filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (No. 333-21733).
10.2	Shenandoah Telecommunications Company Dividend Reinvestment Plan filed as Exhibit 4.4 to the Company's Registration Statement on Form S-3D (No. 333-74297).
10.3	Settlement Agreement and Mutual Release dated as of January 30, 2004 by and among Sprint Spectrum L.P., Sprint Communications Company L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P. and Shenandoah Personal Communications Company and Shenandoah Telecommunications Company, dated January 30, 2004; filed as Exhibit 10.3 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.4	Sprint PCS Management Agreement dated as of November 5, 1999 by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.4 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.5	Sprint PCS Services Agreement dated as of November 5, 1999 by and between Sprint Spectrum L.P. and Shenandoah Personal Communications Company filed as Exhibit 10.5 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.6	Sprint Trademark and Service Mark License Agreement dated as of November 5, 1999 by and between Sprint Communications Company, L.P. and Shenandoah Personal Communications Company filed as Exhibit 10.6 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.7	Sprint Spectrum Trademark and Service Mark License Agreement dated as of November 5, 1999 by and between Sprint Spectrum L.P. and Shenandoah Personal Communications

Company filed as Exhibit 10.7 to the Company's Report on Form 10-K for the year ended December 31, 2003.

10.8 Addendum I to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.8 to the Company's Report on Form 10-K for the year ended December 31, 2003.

10.9 Asset Purchase Agreement dated November 5, 1999 by and among Sprint Spectrum L.P., Sprint Spectrum Equipment Company, L. P., Sprint Spectrum Realty Company, L.P., and Shenandoah Personal Communications Company, serving as Exhibit A to Addendum I to the Sprint PCS Management Agreement and as Exhibit 2.6 to the Sprint PCS Management Agreement filed as Exhibit 10.9 to the Company's Report on Form 10-K for the year ended December 31, 2003.

10.10 Addendum II dated August 31, 2000 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.10 to the Company's Report on Form 10-K for the year ended December 31, 2003.

10.11 Addendum III dated September 26, 2001 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.11 to the Company's Report on Form 10-K for the year ended December 31, 2003.

10.12 Addendum IV dated May 22, 2003 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.12 to the Company's Report on Form 10-K for the year ended December 31, 2003.

10.13 Addendum V dated January 30, 2004 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.13 to the Company's Report on Form 10-K for the year ended December 31, 2003.

10.14 Supplemental Executive Retirement Plan as amended and restated, filed as Exhibit 10.14 to the Company's Current Report on Form 8-K dated March 23, 2007.

10.15 Addendum VI dated May 24, 2004 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.15 to the Company's Report on Form 10-Q for the quarterly period ended June 30, 2004.

10.16 Second Amended and Restated Master Loan Agreement, dated as of November 30, 2004, by and between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.16 to the Company's Current Report on Form 8-K dated December 3, 2004.

10.17 Third Supplement to the Master Loan Agreement dated as Of November 30, 2004, between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.17 to the Company's Current Report on Form 8-K dated December 3, 2004.

10.18	Second Amendment to the Term Supplement to the Master Loan Agreement dated as Of November 30, 2004, between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.18 to the Company's Current Report on Form 8-K dated December 3, 2004.
10.19	Pledge Agreement dated November 30, 2004 between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.19 to the Company's Current Report on Form 8-K dated December 3, 2004.
10.20	Membership Interest Pledge Agreement dated November 30, 2004 between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.20 to the Company's Current Report on Form 8-K dated December 3, 2004.
10.21	Membership Interest Pledge Agreement dated November 30, 2004 between CoBank, ACB and Shentel Converged Services, Inc. filed as Exhibit 10.21 to the Company's Current Report on Form 8-K dated December 3, 2004.
10.22	Interest Purchase Agreement dated November 30, 2004 by and among Shentel Converged Services, Inc., NTC Communications LLC and the Interest holders named therein filed as Exhibit 10.22 to the Company's Current Report on Form 8-K dated January 21, 2005.
10.23	Form of Incentive Stock Option Agreement under the 1996 Shenandoah Telecommunications Company Stock Incentive Plan (for routine formula grants) filed as Exhibit 10.23 to the Company's Current Report on Form 8-K dated January 21, 2005.
10.24	Forms of Incentive Stock Option Agreement under the 1996 Shenandoah Telecommunications Company Stock Incentive Plan (for newly hired executive employees) filed as Exhibit 10.24 to the Company's Current Report on Form 8-K dated January 21, 2005.
10.25	Description of the Shenandoah Telecommunications Company Incentive Plan filed as Exhibit 10.25 to the Company's Current Report on Form 8-K dated January 21, 2005.
10.26	Description of Compensation of Non-Employee Directors. Filed as Exhibit 10.26 to the Company's Current Report on Form 8-K dated May 4, 2005.
10.27	Description of Management Compensatory Plans and Arrangements. Filed as Exhibit 10.27 to the Company's Current Report on Form 8-K dated April 20, 2005.
10.28	2005 Stock Incentive Plan filed as Exhibit 10.1 to the Company's Registration Statement on Form S-8 (No. 333-127342).
10.29	Form of Incentive Stock Option Agreement under the 2005 Stock Incentive Plan. Filed as Exhibit 10.29 to the Company's Report on Form 10-K for the year ended December 31, 2005.
10.30	Stock Redemption Agreement dated as of November 10, 2005 among Shenandoah Telephone Company and The Rural Telephone Bank. Filed as Exhibit 10.30 to the Company's report on Form 10-K for the year ended December 31, 2005.

10.31	Addendum VII dated March 13, 2007 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., Wireless Co., L.P., APC PCS, LLC, Phillieco, L.P., and Shenandoah Personal Communications Company, filed as Exhibit 10.31 to the Company's Report on Form 10-K for the year ended December 31, 2006.
10.32	Settlement Agreement and Mutual Release dated March 13, 2007 by and among Sprint Nextel Corporation, Sprint Spectrum L.P., Wireless Co., L.P., Sprint Communications Company L.P., APC PCS, LLC, Phillieco, L.P., and Shenandoah Personal Communications Company and Shenandoah Telecommunications, filed as Exhibit 10.32 to the Company's Report on Form 10-K for the year ended December 31, 2006.
10.33	Form of Performance Share Award to Executives filed as Exhibit 10.33 to the Company's Current Report on Form 8-K dated September 20, 2007.
10.34	Letter Agreement with CoBank, ACB dated July 1, 2007, filed as Exhibit 10.34 to the Company's Report on Form 10-Q for the period ended September 30, 2007.
10.35	Letter Agreement with CoBank, ACB dated October 26, 2007 and effective as of July 1, 2007 filed as Exhibit 10.35 to the Company's Report on Form 10-Q for the period ending September 30, 2007.
10.36	Addendum VIII to the Sprint Management Agreement dated November 19, 2007, filed as Exhibit 10.36 to the Company's Current Report on Form 8-K dated November 20, 2007.
10.37	Asset Purchase Agreement dated August 6, 2008, between Rapid Communications, LLC, Rapid Acquisition Company, LLC, and Shentel Cable Company, filed as Exhibit 10.37 to the Company's Report on Form 10-Q for the period ended June 30, 2008.
10.38	Agreement Regarding Amendments to and Consents Regarding Loan Documents between CoBank, ACB and Shenandoah Telecommunications Company, filed as Exhibit 10.38 to the Company's Current Report on Form 8-K dated November 7, 2008.
10.39	Fourth Supplement to the Master Loan Agreement dated as of November 30, 2004, between CoBank, ACB and Shenandoah Telecommunications Company, filed as Exhibit 10.39 to the Company's Current Report on Form 8-K dated November 7, 2008.
10.40	Amendment Number 1 to the Asset Purchase Agreement dated August 6, 2008, between Rapid Communications, LLC, Rapid Acquisition Company, LLC, and Shentel Cable Company, filed as Exhibit 10.40 to the Company's Current Report on Form 8-K dated November 7, 2008.
10.41	Second Agreement Regarding Amendments to Loan Documents and Consent to the Master Loan Agreement dated as of November 30, 2004, between CoBank, ACB and Shenandoah Telecommunications Company, filed as Exhibit 10.41 to the Company's Current Report on Form 8-K dated December 23, 2009.
10.42	Addendum IX to the Sprint Management Agreement dated as of April 14, 2009, and filed as Exhibit 10.42 to the Company's Annual Report on Form 10-K dated March 8, 2010.

10.43 Asset Purchase Agreement dated as of April 16, 2010, between JetBroadband VA, LLC, Helicon Cable Communications, LLC, JetBroadband WV, LLC, JetBroadband Holdings, LLC, Helicon Cable Holdings, LLC, Shentel Cable Company and Shenandoah Telecommunications Company, filed as Exhibit 10.43 to the Company's Current Report on Form 8-K, dated April 16, 2010.

10.44 Addendum X dated March 15, 2010 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., Sprint Communications Company L.P. and Shenandoah Personal Communications Company, filed as Exhibit 10.44 to the Company's Current Report on Form 10-Q, dated May 7, 2010.

10.45 Addendum XI dated July 7, 2010 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., Sprint Communications Company L.P. and Shenandoah Personal Communications Company, filed as Exhibit 10.45 to the Company's Current Report on Form 8-K dated July 8, 2010.

10.46 Credit Agreement dated as of July 30, 2010, among Shenandoah Telecommunications Company, CoBank, ACB, Branch Banking and Trust Company, Wells Fargo Bank, N.A., and other Lenders, filed as Exhibit 10.46 to the Company's Current Report on Form 8-K dated July 30, 2010.

10.47 Second Amendment to the Credit Agreement dated as of July 30, 2010, among Shenandoah Telecommunications Company, CoBank, ACB, Branch Banking and Trust Company, Wells Fargo Bank, N.A., and other Lenders, filed as Exhibit 10.47 to the Company's Current Report on Form 8-K dated April 29, 2011.

10.48 Third Amendment to the Credit Agreement dated as of July 30, 2010, among Shenandoah Telecommunications Company, CoBank, ACB, Branch Banking and Trust Company, Wells Fargo Bank, N.A., and other Lenders, filed as Exhibit 10.48 to the Company's Quarterly Report on Form 10-Q dated August 8, 2011.

10.49 Letter Agreement modifying section 10.2.7.2 of Addendum X dated March 15, 2010 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., Sprint Communications Company L.P. and Shenandoah Personal Communications Company, filed as Exhibit 10.49 to the Company's Quarterly Report on Form 10-Q dated August 8, 2011.

10.50 Fourth Amendment to the Credit Agreement dated as of July 30, 2010, among Shenandoah Telecommunications Company, CoBank, ACB, Branch Banking and Trust Company, Wells Fargo Bank, N.A., and other Lenders, filed as Exhibit 10.50 to the Company's Quarterly Report on Form 10-Q dated August 8, 2011.

10.51 Addendum XII dated February 1, 2012 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., Sprint Communications Company L.P. and Shenandoah Personal Communications Company, filed as Exhibit 10.51 to the Company's Current Report on Form 8-K dated February 2, 2012.

10.52	Fifth Amendment to the Credit Agreement dated as of July 30, 2010, among Shenandoah Telecommunications Company, CoBank, ACB, Branch Banking and Trust Company, Wells Fargo Bank, N.A., and other Lenders, filed as Exhibit 10.52 to the Company's Current Report on Form 8-K dated February 2, 2012.
*21	List of Subsidiaries.
*23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
*31.1	Certification of President and Chief Executive Officer of Shenandoah Telecommunications Company pursuant to Rule 13a-14(a)under the Securities Exchange Act of 1934.
*31.2	Certification of Vice President and Chief Financial Officer of Shenandoah Telecommunications Company pursuant to Rule 13a-14(a)under the Securities Exchange Act of 1934.
*32	Certifications pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. § 1350.
(101)	Formatted in XBRL (Extensible Business Reporting Language)

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith

2011 ANNUAL REPORT

Shenandoah Telecommunications Company



SHENTEL

DELIVERING ON A PROMISE

Keeping a promise builds relationships, value and trust. Shentel continued to work hard in 2011 to deliver on our promise to provide faster Internet speeds, more bandwidth, quality services and advanced technology.

A promise may seem to stand on its own, but it is really a network of pledges and commitments made throughout Shentel. From the customer service representative at the front desk to the executives who set the course for the company, we are united in upholding promises made to our customers whether they are a wireless customer in York, PA, a telephone customer in Strasburg, VA, or a broadband/video customer in Weston, WV.

As Shentel acquired cable assets in recent years, we made a commitment to provide state-of-the-art networks within two years. Before the end of 2010, we kept that promise to the customers we acquired from Rapid Communications in December 2008. As of December 31, 2011, Shentel has upgraded the majority of the Virginia- and West Virginia-based networks acquired from JetBroadband in 2010. The remaining upgrades will be completed in 2012. Those upgraded markets now have the advanced broadband services - high-speed Internet, voice and video – desired by all American households and promised to them by Shentel.

The demand for wireless broadband capacity was the driver behind the addition of new cell sites and towers for our wireless customers in 2011. As a Sprint PCS Affiliate of Sprint Nextel, Shentel continued to bring on thousands of new customers and experienced another year of double-digit revenue increase as a result of making good on its promises.

We make the **same promise** to our newest customers - to provide them state-of-the-art networks and great service.



CONTENTS

THE BROADBAND PROMISE



Bringing broadband to rural areas has become a national focus as studies show the lack of service, especially high-speed Internet, greatly impacts the quality of life for rural Americans. However in the 1990s, Shentel already recognized this need and began its focus on bringing broadband to its rural telephone customers in Shenandoah County, Virginia. By 2005, every home in the county had access to high-speed Internet service – a feat seldom repeated in rural or more metropolitan areas.

In 2011, Shentel continued to upgrade and improve networks serving the broadband-hungry rural communities in our service area. Shentel spent more than $26 million in 2011 on upgrades to the most recently acquired systems in southside Virginia and southern West Virginia. The majority of homes passed in our newest areas have experienced network upgrades. We also extended our services to an additional 3,000 homes in 2011, increasing the number of homes with access to our service to 182,156.

In some areas, triple play service was launched for the first time, giving customers more high-speed Internet, voice and video options than ever before. The final Virginia upgrades will be finished in early 2012, and by the end of the year, the West Virginia and Maryland upgrades will be completed.

Bringing service to rural customers is a core competency for Shentel. It is a familiar path for a company that started as a rural telephone company 110 years ago. For some telecommunications companies larger than Shentel, winding roads and mountains, small communities and big rivers challenge their ability to offer service. **Their obstacles are Shentel opportunities.**

THE MOBILE PROMISE

As a Sprint PCS Affiliate of Sprint Nextel, Shentel continued its strong growth in 2011. Almost 54,000 new customers were added thanks in large part to prepaid Virgin Mobile and Boost Mobile customers in Shentel's four-state service area. Shentel ended the year with over 355,000 wireless customers.

The average mobile phone is so much more than voice these days. Customers are demanding more bandwidth to do everything from texting and watching TV, to scanning barcodes for comparison shopping. To support increased broadband utilization by wireless customers, Shentel continued its aggressive campaign to add or augment cell sites with EVDO (Evolution-Data Optimized) capability and build new cell towers.

The stage has been set for the next level of wireless growth and expansion. In early 2012, Shentel signed an agreement with Sprint Nextel that paves the way to building a 4G LTE network in Shentel's service area. The addendum gives the company access to additional 1900 and 800 MHz spectrum and extends the initial term of the contract five years.

With the addendum extending the Sprint/Shentel partnership through 2024, it ensures that **Shentel will remain an important part of the future** of Sprint's high quality nation-wide network.



MOVING FORWARD ON OUR PROMISE


SHENTEL

Shentel continues to weather the economic storms that have rocked this nation in recent years. The focus of this company has always been on making the best decisions for the long-term benefit of our shareholders and that will continue to be a guiding principle – whether setting strategic direction or making day-to-day business decisions.

2012 is going to be an exciting year. Shentel has begun a two-year project to implement Network Vision – the next generation network from Sprint. Much needs to be accomplished to deploy 4G in a timely manner. Shentel will have to upgrade or replace all base stations and deploy new antenna technology to improve both coverage and capacity. Our PCS switch will have to be upgraded. Much of this work must be accomplished before 4G LTE phones are deployed in the second half of 2012.

Three little letters – RGU – are also on the minds of Shentel staff in 2012. An aggressive goal has been set in terms of securing additional Revenue Generating Units as we complete the upgrades in the newest cable systems and improve our wireless network. In October of 2011, we reached a milestone of 500,000 RGUs across all markets and services. As the final cable markets in Virginia, West Virginia and Maryland are upgraded to provide high-speed Internet, voice and video options to more customers, and we implement all the advances of Network Vision, we expect to see many new customers join the Shentel family.

Shentel is positioned to roll forward as technology develops and new products become available. We continue to build on our past successes and promise to continue to be a champion for the rural community. Delivering on these promises will be anything but easy. It is, however, the right thing to do. **And that is the Shentel way.**

LETTER TO THE SHAREHOLDERS



Christopher E. French
President

March 9, 2012

Dear Shareholder:

Despite being a very challenging year for your Company, we continued to make progress on the Company's long-term goals and achieved several significant milestones in 2011. These milestones reflect continued achievement of our long-term strategic objectives, and our efforts to position our Company as a key provider of the broadband services which are increasingly in demand by our customers. Customers are now connecting to our networks with a variety of broadband enabled devices, including smartphones, tablets, computers, and TVs. Having access to high-quality, and higher-speed, connections is an increasingly important factor for customers when considering which broadband provider to use. We believe we are well positioned in our markets to be the preferred provider of these services, both on a fixed and a wireless basis, and we are best able to deliver the growing amount of services that our customers want.

In many respects, 2011 was very similar to 2010: we again had a great year of growth in the number of customers and revenues, while the costs of acquiring and growing our base of customers reduced our earnings. Our financial performance was led by our growth in revenue, which reached a quarter of a billion dollars in 2011. This is an increase of almost 29 percent over 2010 revenues, and is now nearly twice what our revenues were in 2007. Both our cable and wireless segments were significant contributors to our revenue growth. Each segment benefited from a full year of revenue from customers acquired in 2010, as well as increases during 2011 in both the number of customers and in monthly revenue per customer.

Operating expense experienced large increases, also due to the full year effects of our prepaid wireless and cable acquisitions made during 2010. Additional costs were also incurred due to growth of our customer base during 2011, which required higher selling, general and administrative expenses.

Operating income for 2011 was $32.3 million, down from $36.3 million in 2010. Net income from continuing operations was $13.5 million in 2011, down from $18.8 million in the prior year. 2010's results included a $4.0 million pretax gain on the sale of the Company's telephone directory. In 2011, the Board of Directors declared a cash dividend of thirty-three cents per share, the same as the previous year but, a much higher payout as a percent of earnings. This dividend represents the fifty-second consecutive year of annual dividends which began when Shenandoah Telephone Company paid its first dividend in 1960.

In recent years, we have been focused on two strategic initiatives: enhancing and expanding our wireless services, and significantly expanding the size of our Cable segment. Our long-term shareholders will remember that decades ago, due to industry changes, our Company began to diversify away from its dependence on our local telephone subsidiary as the primary source of our revenues and profits. This decision has proven advantageous, as companies only offering local telephone service are in decline due to loss of access lines from competition. Our successes with cellular and PCS accomplished our initial diversification objective, but in 2006 we wrestled with consideration of possibly selling our PCS business due to changes in our relationship with Sprint Nextel. We were able to then forge a new affiliate relationship with Sprint Nextel, which has been very beneficial for our company and our shareholders. The new relationship allowed us to remain diversified, and let us continue to benefit from the growth in wireless services. We believe there is now opportunity to further enhance and expand our wireless business as we recently amended our agreement with Sprint Nextel to pave the way to building a 4G LTE network.

Even with the success of wireless and the potential we saw for continued growth, we don't have complete control over our ability to always remain a wireless provider due to our contract terms. As a result, it is prudent to further diversify into other telecommunication businesses with long-term growth potential. Significantly expanding the size of our Cable segment helps us achieve this diversification and allows us to expand our presence as a provider of the broadband services that have become so critical in today's economy.

As with our initial entry into PCS in the 1990's, our diversification efforts into Cable and our expansion into prepaid services do not provide immediate financial returns, but we are reaching significant milestones denoting our progress on these strategic objectives. One measure of this progress is in our number of Revenue Generating Units or "RGU"s. An RGU consists of each separate service (wireless, video, digital video, security, voice or internet) subscribed to by a customer. In October of 2011, we reached a milestone of 500,000 RGUs across all markets and services. Our Wireless segment has the largest portion of our total customer base with over 355,000 postpaid and prepaid customers at year end, after growing eighteen percent in 2011. Cable segment RGUs increased by seven percent in 2011, ending the year at just over 137,000.

A key factor contributing to growth in Cable segment RGUs is completion of network upgrades in our acquired markets. Systems serving the customers we acquired from Rapid Communications in December 2008 were upgraded before the end of 2010. The majority of the networks acquired from JetBroadband in 2010 have been upgraded as of the end of 2011, and the remaining upgrades will be completed in 2012. The system upgrades allow us to provide advanced broadband services to these markets, giving the residents and businesses access to state-of-the-art technology and allowing them access to the connected global economy.

Providing increasingly robust broadband connections is a key to success in our Cable segment. Customers now have access to an increasing amount of online content and programming, some of which competes directly with services provided via our traditional cable offerings.

If customers shift their preference to this method of delivery and away from traditional delivery via cable video subscriptions, they need a high-quality and high-capacity broadband pipe to ensure a quality viewing experience. We believe our cable networks are best able to provide this pipe and are well positioned to be the preferred broadband provider as customers increase their consumption of video content and programming.

Better and faster broadband speeds also continue to grow in importance for wireless customers with the proliferation of smartphones and broadband capable tablet devices. We have paved the way towards enhancing our ability to meet this need with a recently executed addendum to our agreement with Sprint Nextel. The new addendum allows the Company to implement 4G LTE services in our PCS service area, consistent with Sprint Nextel's Network Vision plan for its nationwide network. The addendum extends the initial term of our affiliate contract from 2019 to 2024 and gives us access to additional 1900 and 800 MHz spectrum, providing more capacity and improved coverage. The addendum ensures that we will continue to be an important part of Sprint's high-quality nationwide network, and that we can continue to participate in wireless for at least another twelve years.

Milestones serve as a measure of our progress, but reaching them requires commitment, focus, and tireless effort. In an industry changing as rapidly as telecommunications, successful companies constantly push to reach new milestones, and continually try to improve on what has already been accomplished. We have identified several key areas of focus for 2012: continuing to invest in and enhance our advanced state-of-the-art networks; improving financial results for our shareholders by growing our customer and revenue base and improving our operational efficiencies; and, further improving customer service and technical support provided to our customers.

We have set high expectations for all that we want to accomplish in 2012, and we have a challenging year ahead of us. Achieving all of our objectives will help make our Company a stronger and more viable company for the long-term. This long-term focus has consistently been the approach taken by your Board of Directors and the Company's management, and we believe it is one which will provide our shareholders the best returns over time.

Despite our belief and confidence in this approach, we do tend to get frustrated during the periods of time where we don't think the price of our stock is fairly valued by the stock market. Everyone likes to think their assets are worth more than others do, and we're no exception when it comes to the perception of our Company's potential and the value of our stock.

Despite our accomplishments, there can be many reasons our stock price has not performed well. With a large part of our Company committed to the wireless business, and our dependency on Sprint Nextel, our stock's performance is influenced by factors affecting the wireless industry in general and Sprint Nextel in particular. Proposed consolidation in the wireless industry caused concern about the potential harm to Sprint Nextel due to its position behind two much larger wireless competitors. There was uncertainty about Sprint Nextel's strategy regarding its move to 4G, and the risks associated with implementing its Network Vision project. Additionally, as wireless penetration levels have increased, all wireless carriers are not adding customers as fast as they did in the past, and most are experiencing a decline in postpaid customers. The exceptions to this are the strongest wireless companies, which have been able to continue increasing their number of postpaid customers. Our shareholders should take comfort that Shentel has experienced positive net gains in postpaid customers in every quarter since first becoming an affiliate of Sprint Nextel in 1999, and has also further increased its total growth in customers with the addition of prepaid wireless service.

As stated earlier, the nature of our businesses requires us to make large investments and incur significant costs in advance of building sufficient revenues to cover these expenditures. We have repeated this pattern many times in the past, such as with the launch of our internet access business, the introduction of cellular service, and the deployment and expansion of PCS. We are again experiencing this with our broadband expansion through our Cable segment, and with the addition of prepaid wireless services. Both of these growth initiatives have had an initially negative impact on our net income, and it is likely that some investors have avoided our stock due to the decline in our earnings. To the degree this factor has depressed our stock price, it should begin to recover when we are able to return to periods of earnings growth. With the nearing completion of our cable system upgrades, we believe we are poised to reduce our losses in our Cable segment. Likewise, we believe we have now grown our prepaid wireless business to a size such that the revenues from the growing base of customers should exceed the cost of adding new prepaid customers. We estimate the total cost to implement our wireless network upgrades will be approximately $115 million over two years, with a large portion of that occurring in 2012. These upgrades will again have an initially negative impact on earnings, but we must make these investments in order to remain a viable, competitive provider. These investments should also provide the foundation for continued growth in wireless customers and revenues.

While these factors may impact the current trading levels of our stock, they do not reflect the facts that we have attractive assets and that we operate in business segments that are experiencing growing demand. We have three primary business segments: Wireline, Cable and Wireless, and all three play a vital role in delivering broadband services to our communities. Wireline has a growing fiber services business that is delivering broadband capacity to tower sites, business and institutional customers, and whole communities. Cable delivers broadband services to residential and business customers served by our upgraded networks. Wireless has been delivering ever increasing amounts of broadband access to our customers' smartphones and tablet devices, and will continue to do so with even faster speeds and better service as we complete the upgrades to our PCS network and deploy 4G LTE services.

Your Company is well positioned as a key provider of the broadband services that are driving growth in telecommunications and which are increasingly essential services for the communities we serve. We have much to accomplish in 2012, and these challenges are an important step as we continue to build your Company for the future. Our success in meeting these challenges should ultimately result in our shareholders being rewarded with increased long-term returns.

For the Board of Directors,

Christopher E. French

Christopher E. French

President

MANAGEMENT

Christopher E. French President & Chief Executive Officer
Earle A. MacKenzie Executive Vice President & Chief Operating Officer
Adele M. Skolits Vice President — Finance & Chief Financial Officer
Richard A. Baughman Vice President — Information Technology
Ann E. Flowers Vice President — Legal, General Counsel
Kevin R. Folk Vice President — Customer Service
Christopher S. Kyle Vice President — Industry Affairs & Regulatory
Edward H. McKay Vice President — Engineering & Planning
William L. Pirtle Vice President — Sales & Marketing
Thomas A. Whitaker Vice President — Operations



BOARD OF DIRECTORS

Douglas C. Arthur
Board Vice Chairman
Managing Partner
Arthur & Brown

Ken L. Burch
Farmer

Tracy Fitzsimmons
President
Shenandoah University

John W. Flora
Shareholder
Lenhart Obenshain PC

Christopher E. French
Board Chairman
President & CEO
Shentel

Jonelle St. John
Consultant

Richard L. Koontz, Jr.
Vice President
Holtzman Oil Corp

Dale S. Lam
President
Strategent Financial, LLC

James E. Zerkel II
Vice President
James E. Zerkel, Inc.



SELECTED STATISTICS (UNAUDITED)

The following table shows selected operating statistics of the Company as of the dates shown:

	DEC 31, 2011	DEC 31, 2010	DEC 31, 2009
Retail PCS Subscribers — Postpaid	248,620	234,809	222,818
Retail PCS Subscribers — Prepaid	107,100	66,956	-
PCS Market POPS (000) (1)	2,338	2,337	2,327
PCS Covered POPS (000) (1)	2,055	2,049	2,033
CDMA Base Stations (sites)	509	496	476
EVDO-enabled sites (2)	433	381	334
EVDO Covered POPS (000)	2,027	1,981	1,940
Towers	149	146	140
Non-affiliate Cell Site Leases	219	216	196
Gross PCS Subscriber Additions — Postpaid (3)	65,240	63,515	64,273
Gross PCS Subscriber Additions — Prepaid (4)	86,328	33,488	-
Net PCS Subscriber Additions — Postpaid (3)	13,811	11,989	11,356
Net PCS Subscriber Additions — Prepaid (4)	40,144	17,071	-
PCS Average Monthly Retail Churn % — Postpaid (5)	1.78%	1.89%	2.09%
PCS Average Monthly Retail Churn % — Prepaid (5)	4.33%	4.85%	-
Cable Segment RGUs (6)	137,238	128,262	32,056
Fiber Route Miles — Cable (7)	1,990	1,389	403
Total Fiber Miles — Cable	34,772	31,577	4,558
Telephone Access Lines	23,083	23,706	24,358
Long Distance Subscribers	10,483	10,667	10,851
DSL Subscribers	12,351	11,946	10,985
Dial-up Internet Subscribers	1,410	2,190	3,359
Fiber Route Miles — Wireline (7)	1,349	1,267	837
Total Fiber Miles — Wireline	78,523	71,118	53,511

OPERATING INCOME
in millions



$36.7
$45.6
$42.9
$36.3
$32.3
07
08
09
10
11

NET INCOME
in millions



$18.8
$24.4
$15.1
$18.1
$13.0
07
08
09
10
11

1) POPS refers to the estimated population of a given geographic area and is based on information purchased from third party sources. Market POPS are those within a market area which the Company is authorized to serve under its Sprint PCS affiliate agreements, and Covered POPS are those covered by the network's service area.

2) EVDO - Evolution Data Optimized, the third generation of wireless broadband technology.

3) For the twelve months ended.

4) For the 2011 period, for the twelve months ended. For the 2010 period, since initiation of prepaid offerings in July 2010; excludes prepaid subscribers purchased.

5) PCS Average Monthly Retail Churn is the average of the monthly subscriber turnover, or churn, calculations for the period. For Postpaid, it is the average for the twelve months shown; for prepaid churn in the period ended December 31, 2010, it is the average for the period July through December, 2010.

6) Revenue generating units are the sum of video, digital video, voice and high-speed internet customers. Consistent with industry practices, each digital video customer counts as two revenue generating units.

7) Fiber miles are measured by taking the number of fiber strands in a cable and multiplying that number by the route distance. For example, a 10 mile route with 144 fiber strands would equal 1,440 fiber miles.

	2011	2010	2009	2008	2007
FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA (in thousands, except share and per share data)					
Operating revenues	$ 251,145	$ 195,206	$ 160,935	$ 144,778	$ 130,616
Operating expenses	218,855	162,875	117,995	99,312	94,273
Operating income	32,290	36,331	42,940	45,466	36,343
Interest expense	8,289	4,716	1,361	1,009	1,873
Income taxes	10,667	13,393	17,510	17,595	14,970
Net income from continuing operations	13,538	18,774	25,152	26,222	21,962
Discontinued operations, net of tax [(a)]	(545)	(699)	(10,060)	(2,077)	(3,402)
Net income	$ 12,993	$ 18,075	$ 15,092	$ 24,145	$ 18,560
Total assets	479,979	466,437	271,725	266,837	222,512
Total debt — including current maturities	180,575	195,112	32,960	41,359	21,907
SHAREHOLDER INFORMATION:					
Shares outstanding	23,837,528	23,766,873	23,680,843	23,605,467	23,508,525
Income per share from continuing operations-diluted	$ 0.57	$ 0.79	$ 1.06	$ 1.11	$ 0.93
Loss per share from discontinued operations-diluted	(0.02)	(0.03)	(0.42)	(0.09)	(0.14)
Net income per share-diluted	0.55	0.76	0.64	1.02	0.79
Cash dividends per share	$ 0.33	$ 0.33	$ 0.32	$ 0.30	$ 0.27

EXTERNAL REVENUE BY SEGMENT FOR 2011



60%
13%
27%
Wireless
Cable
Wireline

REVENUE
in millions



$130.6
$144.8
$160.9
$195.2
$251.1
07
08
09
10
11

(a) Discontinued operations include the operating results of Converged Services. The Company announced its intention to dispose of Converged Services in September 2008, and reclassified its operating results as discontinued for all periods presented. In 2009, the Company recognized an impairment loss of $17.5 million, or $10.7 million net of tax, to write-down the net assets of Converged Services to their estimated fair value. In 2010, the Company recognized an additional impairment loss of $1.9 million, or $1.1 million net of tax, to write-down the net assets of Converged Services to their current estimated fair value. In 2011, the Company recognized an additional impairment loss of $0.6 million, or $0.4 million net of tax, to write-down the net assets of Converged services to their current estimated fair value.



13

2011
ANNUAL REPORT
Shenandoah
Telecommunications
Company

SHENANDOAH TELECOMMUNICATIONS

company + subsidiaries

Shenandoah Personal Communications Company
Shenandoah Telephone Company
Shentel Converged Services, Inc.
Shenandoah Mobile Company
Shentel Cable Company
Shenandoah Cable Television Company
Shenandoah Long Distance Company
Shenandoah Network Company
Shentel Communications Company
Shentel Service Company
Shentel Converged Services of West Virginia, Inc.
Shentel Management Company

This list contains all subsidiaries of Shenandoah Telecommunications Company, and all are incorporated or organized in the Commonwealth of Virginia.




We must **serve well** to prosper.
We must **prosper** to serve well.
SHENTEL
500 Shentel Way
PO Box 459 Edinburg, VA 22824
1.800.SHENTEL
www.shentel.com